2025
Annual Report

Navigating Changes with Teamwork

First Mid
BANCSHARES, INC.

Stockholder Information

TRANSFER, DIVIDEND PAYING, AND DIVIDEND REINVESTMENT PLAN AGENT
For stockholder inquiries or for information concerning payments of the Company's dividend, or the Dividend Reinvestment Plan, contact:

REGULAR MAIL
Computershare
PO Box 43006
Providence RI 02940-3006

STREET ADDRESS FOR OVERNIGHT DELIVERY
Computershare
150 Royall Street, Suite 101
Canton MA 02021
312-360-5377 | 877-373-6374
www.computershare.com/contactus

FORM 10-K
A copy of the 2025 Annual Report on Form 10-K with all exhibits filed with the Securities and Exchange Commission (SEC) is available, free of charge, at www.firstmid.com by clicking on "Investor Relations" under "About First Mid." All periodic and current reports of First Mid Bancshares, Inc. can be accessed through this website as soon as reasonably practicable after these materials are filed with the SEC.

A copy may also be obtained by sending a written request to:
Austin Frank
First Mid Bancshares, Inc.
1421 Charleston Avenue, PO Box 499
Mattoon IL 61938

or by email to: afrank@firstmid.com

The annual meeting of stockholders will be Wednesday, April 29, 2026 at 4:00 p.m. in the lobby of First Mid Bank & Trust, 1515 Charleston Avenue, Mattoon, Illinois.

This document contains forward looking statements. For a discussion of factors that could cause actual results to differ materially from those contained in such statements, please see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K included herein, and our other filings with the Securities and Exchange Commission.

Comparison of Five Year Cumulative Total Return*

Among First Mid Bancshares, Inc., the S&P 500 Index, and S&P U.S. BMI Banks - Midwest Region Index


200
150
100
50
12/31/20
12/31/21
12/31/22
12/31/23
12/21/24
12/31/25
First Mid Bancshares, Inc.
S&P 500 Index
S&P U.S. BMI Banks - Midwest Region Index

12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
$100.00	$129.81	$ 99.68	$111.24	$121.36	$131.92
$100.00	$128.71	$105.40	$133.10	$166.40	$196.16
$100.00	$132.12	$114.02	$116.40	$142.02	$159.02

* $100 invested on 12/31/20 in stock or index, including reinvestment of dividends. Fiscal year ending December 31. Source: S&P Global Market Intelligence © 2026

Message from the Chairman



Joseph Dively
Chairman and
Chief Executive Officer

This past year marked an incredible chapter for First Mid, as our team delivered the strongest financial performance in the company's history. In 2025, we achieved record earnings for both the fourth quarter and the full year, reflecting disciplined decision-making, the strength of our diversified business model, and our continued focus on serving our customers and communities.

Our performance was driven by contributions across all three of our core lines of business. This level of revenue diversification continues to distinguish First Mid from many of our peers and allows us to bring greater value to our customers – helping them grow, protect their assets, and deepen long-term relationships. The consistency of results across banking, insurance, and wealth management underscores the durability of our strategy and the advantage of offering comprehensive financial solutions.

In 2025, our teams executed at the highest levels, advancing several technology enhancements and efficiency initiatives that will strengthen our organization well into 2026 and beyond. At the same time, we were thrilled to announce an agreement in October with Two Rivers Financial Group, Inc., the holding company for Two Rivers Bank & Trust. This partnership reflects more than a decade of relationship-building grounded in shared values, a commitment to community banking, and a mutual belief that added scale is essential to investing in our people and systems to meet the evolving needs of our customers.

Executive Committee Addition and Promotions

As part of our continued focus on strong leadership and long-term succession planning, we implemented multiple executive leadership enhancements during the year. Matthew Smith was elevated to President, assuming responsibility for overseeing all lines of business while partnering closely with me on strategy and execution. Since joining First Mid in 2016 as Chief Financial Officer, Matt has played a central role in shaping our financial strategy and supporting the company's significant growth, and his expanded responsibilities have further strengthened alignment across the organization. In addition, Jordan Read assumed the role of Chief Financial Officer while continuing as Chief Risk Officer, providing continuity and disciplined oversight across both financial management and enterprise risk. Together, these leadership transitions have enhanced our operating structure, reinforced accountability, and positioned First Mid well to execute our strategic priorities.



Matthew Smith
President



Jordan Read
Chief Financial Officer
& Chief Risk Officer

We further strengthened our executive team with the addition of Regina Nelson as Chief Marketing Officer in mid-November. With more than three decades of financial services marketing experience, Regina brings a strong track record of using customer insights and data-driven execution to support growth. Since joining First Mid, she has begun advancing our marketing and brand strategy while enhancing how we engage with customers across our markets. Her leadership is already contributing to our efforts to deepen relationships with the customers and communities we serve.



Regina Nelson
Chief Marketing Officer

New Addition to Board of Directors

We were pleased to add Alex J. Melvin to the company's Board of Directors in November. Alex brings extensive leadership experience as Owner and Chairman of Rural King Farm & Home Store, a third-generation, family-owned enterprise headquartered in Mattoon, Illinois, with a significant and growing multi-state footprint. His background in retail operations, strategic growth, real estate management, and community investment adds a valuable perspective to our Board as we continue to focus on sustainable growth and long-term value creation. His appointment also reflects a long-standing relationship between the Melvin family and First Mid, as his father, Gary Melvin, served on the Board of Directors for more than 30 years before retiring in 2020 upon reaching the Board's required retirement age. The addition of Alex to our Board reinforces a shared commitment to community banking and staying connected to the communities we serve.



Alex Melvin
Board Member

Strategic Highlights

2025 represented a year of meaningful execution under Elevate 2027, our four-year strategic plan focused on driving profitable growth and long-term success. Anchored by five strategic priorities – **Employee Experience, Customer Experience, Growth, Commitment to Community,** and **Financial Performance** – this plan continues to serve as the foundation for our decisions and investments across the organization. As we advanced this plan in 2025, these priorities guided our resource allocation, strengthened our capabilities, and allowed us to remain agile in addressing the evolving needs of our customers, employees, and shareholders.

Employee Experience

Employee engagement remains central to our culture, and in 2025 we made meaningful progress during a period of exceptionally high workload driven by major system investments and diligence related to the announced acquisition. Despite these demands, our annual Gallup engagement survey produced the highest overall engagement score in our history, with year-over-year improvement across all 12 areas measured. Participation reached 98% – best in class by Gallup standards – underscoring our employees' willingness to share their perspectives and shape our workplace. These results were further reflected in external recognition, including a second consecutive Top Workplaces USA award, a third consecutive Top Workplaces Industry award, and multiple Culture Excellence awards – honors grounded entirely in employee feedback and reflective of a culture built on teamwork, shared values, and collaboration. Together, these outcomes highlight the strength of our culture, the resilience of our team, and our continued commitment to investing in the employee experience, even during periods of significant change.

98%
of employees participated in our annual employee engagement survey.

Customer Experience

Enhancing customer experience remained a key focus in 2025, supported by significant investments in technology designed to improve efficiency, integration, and service delivery. We successfully updated our personal online and mobile banking to a new platform and completed the conversion of our core processing system to Jack Henry, both of which represent major milestones in modernizing our technology infrastructure. These platforms support a highly integrated environment, allowing for greater functionality, improved data flow, and a more seamless experience for our customers. In addition, we continued to invest in First Connect, our CRM platform, strengthening our ability to take a more intentional, relationship-driven approach to serving customers across all lines of business. Together, these initiatives enhance how our teams engage with customers and position First Mid to meet evolving expectations with flexibility, security, and scalability.

70%
of customers have signed up for online and mobile banking products.

Growth

Growth in 2025 was driven by a combination of strategic expansion and strong organic momentum across the organization. The centerpiece of the year was the partnership with Two Rivers Financial Group, Inc., which broadens our geographic footprint into attractive Iowa markets and strengthens our presence with an established community bank operating 14 branches and offering both traditional banking along with trust and wealth management services. Two Rivers brings approximately $1.1 billion in assets, nearly $1.0 billion in loans and deposits, and more than $1.2 billion in trust and wealth assets under management, enhancing both our scale and capabilities. Regulatory approval was received and we successfully closed the transaction in late February 2026 with bank merger and conversion to First Mid systems and brand planned for the second quarter. This strategic expansion, aligned with our culture and long-term focus on relationship banking, underscores why First Mid continues to be a preferred partner for institutions seeking shared values and community-centric growth.

In addition, we delivered an exceptional year of organic growth across all three lines of business, including loan and deposit growth within the bank, continued momentum in insurance, and deeper relationships within wealth management. We also completed the acquisition of certain assets from AAdvantage Insurance, including the former Waterman-Neely agency in Chatham, Illinois, extending First Mid Insurance Group's presence in the Springfield market and strengthening our commercial lines capabilities across the Metro East and St. Louis regions. Within wealth management, our Ag Services division acquired Ray Farm Management Services, Inc., based in Princeton, Illinois, strengthening our ability to serve farmland owners across Illinois and the Midwest with trusted expertise and a deep understanding of agricultural markets. Together, these efforts reflect a balanced growth strategy – one that prioritizes thoughtful expansion, deepens customer relationships, and creates long-term value for our stakeholders.

Commitment to Community

Investing time and resources back into the communities we serve is a core function of who we are as a community bank. This commitment has been embedded in our strategic plans for many years and remains central to how we define success. In 2025, our team contributed 18,685 hours of community service, supporting local organizations and initiatives that strengthen neighborhoods, promote financial well-being, and create lasting impact. Through volunteerism and community engagement, our employees continue to build meaningful connections that reinforce our role as a trusted partner in the communities we proudly serve.

Employees volunteered
18,685 hours
of community service.

Year-End Market Price of Stock



$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
$34.00
$38.54
$31.92
$35.25
$33.66
$42.79
$32.08
$34.66
$36.82
$39.00
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Year-End Assets (Dollars in Thousands)



$9,000,000
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
First Mid Bancshares, Inc. Assets
Trust & Wealth Management Assets Under Management

Earnings Per Share (Diluted) and Dividends Per Share (●)



$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0
$2.05
$2.13
$2.52
$2.87
$2.70
$2.87
$3.60
$3.15
$3.30
$3.83
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Financial Performance

2025 was a very strong year for First Mid financially, as we delivered substantial results across each of our business lines while continuing to execute key strategic initiatives. Net income and diluted earnings per share for 2025 were $91.7 million and $3.83, respectively. These results included non-recurring items related to acquisitions, technology investments, and losses on security sales and other investments. Excluding those items, diluted EPS on an adjusted basis was $3.98. Our return on average assets increased 16 basis points in 2025 to 1.20%.

Our financial performance was further validated by external recognition, as First Mid was ranked #24 nationally and #2 in Illinois on Forbes' annual Best Banks in America list, improving from a #33 national ranking the prior year. This ranking is based on 11 financial metrics, including stock performance, credit quality, growth, and profitability, and reflects an independent assessment of the strength and consistency of our results.

Our balance sheet grew steadily throughout the year, with total assets ending at $8.0 billion, an increase of 5.9% from 2024. Loans grew $339 million, or 6.0%, and deposits increased $338 million, or 5.6%. Alongside this growth, we saw sizable expansion in our net interest margin, which increased 36 basis points for the full year 2025

compared to 2024. This was driven by several factors, including the redeployment of cash from lower-yielding investments into higher-yielding assets, the repricing of fixed-rate loans originated during historically low-rate periods, and reduced funding costs resulting from our continued focus on core deposits.

Revenue diversification continues to be a key differentiator for our company. In 2025, both our insurance and wealth management business lines delivered record revenues, with insurance leading the way through revenue growth of 13%, driven by a combination of organic growth and a strategic acquisition.

Operating expenses for 2025 totaled $222.2 million, which included $2.6 million in non-recurring acquisition and technology enhancements. We continue to actively manage our expenses and achieved a noticeable improvement in our efficiency ratio, which declined from 58.8% in the fourth quarter of 2024 to 57.6% in the fourth quarter of 2025. The technology enhancements made in 2025 will improve customer and employee experience while providing significant cost savings and efficiency benefits for years to come.

Full-time equivalent employees totaled 1,170 at year-end, compared to 1,198 at the end of 2024. Asset quality remained strong, supported by our consistent and proven approach to underwriting. While we experienced some normalization in credit ratios from historic lows, non-performing loans to total loans ended the year at a solid 0.53%, consistent with year-end 2024 levels. Net charge-offs to average loan balances for 2025 were 9 basis points, remaining below historical norms.

The strength of our balance sheet and overall financial performance allowed us to continue delivering a competitive dividend to our shareholders of $0.98 in 2025, compared to $0.94 in 2024. We also continued to build capital throughout the year, providing flexibility to enhance shareholder value going forward.

2025 Summary

The progress we achieved this year reflects the dedication, resilience, and shared purpose of our employees across the organization. Through disciplined execution of our strategic plan, we continued to strengthen relationships with our customers, invest in our capabilities, and position First Mid for sustainable, long-term success. While the year required significant focus and effort, it also reinforced the strength of our culture and our ability to deliver results during periods of change.

As I look ahead, I am proud of what our team has accomplished and confident in the path before us. With a strong leadership team, continued investment in our people and technology, and a clear strategic direction, First Mid is well positioned to build on this momentum. I am excited about the opportunities ahead and deeply grateful for the commitment of our employees, the trust of our customers, and the continued support of our shareholders.

Sincerely,

Joseph R. Dively
Chairman and Chief Executive Officer

Our Vision

To be a nimble, community-focused financial organization committed to quality, growth, and earned independence for the benefit of all our stakeholders.

Our Values

To make a positive IMPACT through our beliefs and actions.
Strong, principled values have been the foundation of our Company since 1865.

INTEGRITY

Integrity starts with honesty and trustworthiness.
Integrity is at the core of our business and drives us to deliver on our promises and to have the courage and character to do what is right.

MOTIVATION

We are motivated to provide exceptional personal service and to uphold our reputation as a trustworthy company.
We are energized by our work, our team, and through our service to our customers.

PROFESSIONALISM

We take pride in our professionalism as reflected in our expertise and our high standards of performance and service delivery.

ACCOUNTABILITY

We hold ourselves accountable by taking ownership for our individual actions and team performance.

COMMITMENT

Commitment is the determination and dedication to the success of the Company demonstrated by balancing the needs of all our stakeholders.

TEAMWORK

Teamwork is the foundation of our excellence.
We collaborate in an environment grounded in respect for each other and the contribution of each individual's unique skills.

Our Purpose

COLLABORATE TO MAKE AN IMPACT.

- We invest in and contribute to the growth and development of our communities.
- We find financial solutions for our customers to help them succeed and secure their future.
- We engage with our employees for fulfilling and rewarding careers.
- We deliver consistent growth and shareholder value.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _________ to _________

Commission file number 001-36434

FIRST MID BANCSHARES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**37-1103704**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)
1421 Charleston Avenue, Mattoon, Illinois	**61938**
(Address of principal executive offices)	(Zip code)

(217) 234-7454

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	**FMBH**	**NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days .Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act) ☐ Yes ☒ No

The aggregate market value of the outstanding common stock, other than shares held by persons who may be deemed affiliates of the Registrant, as of the last business day of the Registrant's most recently completed second fiscal quarter was approximately $899,341,799. Determination of stock ownership by non-affiliates was made solely for the purpose of responding to this requirement and the Registrant is not bound by this determination for any other purpose.

As of February 27, 2026, 24,082,479 shares of the Registrant's common stock, $4.00 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	**Into Form 10-K Part:**
Portions of the Proxy Statement for 2026 Annual Meeting of Shareholders to be held on April 29, 2026	III

First Mid Bancshares, Inc.
Form 10-K Table of Contents

PART I

ITEM 1. BUSINESS

Company and Subsidiaries

First Mid Bancshares, Inc. (the “Company”), is a financial holding company. The Company is engaged in the business of banking through its wholly owned subsidiary, First Mid Bank & Trust, N.A. (“First Mid Bank”). The Company offers insurance products and services to customers through its wholly owned subsidiary, First Mid Insurance Group, Inc. (“First Mid Insurance”). The Company offers trust, farm services, investment services, and retirement planning through its wholly owned subsidiary, First Mid Wealth Management Company. The Company also wholly owns a captive insurance company, First Mid Captive, Inc. Through First Mid Bank, the Company owns an investment subsidiary, First Mid Investments, Inc. In addition, the Company wholly owns five statutory business trusts, First Mid-Illinois Statutory Trust II (“First Mid Trust II”), Clover Leaf Statutory Trust I ("CLST Trust"), FBTC Statutory Trust I ("FBTCST I"), Blackhawk Statutory Trust I (BHST I), and Blackhawk Statutory Trust II (BHST II) all of which are unconsolidated subsidiaries of the Company. On August 15, 2023, the Company acquired Blackhawk Bank, which was merged into First Mid Bank on December 1, 2023. During the quarter ended September 30, 2024, the Company acquired Mid Rivers Insurance Group, Inc. which was subsequently merged into First Mid Insurance.

The Company, a Delaware corporation, was incorporated on September 8, 1981, and pursuant to the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) became the holding company owning all of the outstanding stock of First National Bank, Mattoon (“First National”) on June 1, 1982. First National changed its name to First Mid-Illinois Bank & Trust, N.A. in 1992, and subsequently changed its name to First Mid Bank & Trust, N.A. in 2019. The Company has also acquired all the outstanding stock of a number of community banks or thrift institutions, and subsequently combined their operations with those of the Company and First Mid Bank.

Human Capital

The Company is committed to building a workplace that attracts, develops, and retains top talent. The culture is grounded in six core values: Integrity, Motivation, Professionalism, Accountability, Commitment, and Teamwork. These values guide how we operate and support an engaging employee experience that encourages career growth, fulfillment, and long term success.

Diversity and Inclusion

The Company’s commitment to diversity and inclusion begins with the Board of Directors, which provides oversight of our culture and holds management accountable to build and maintain a diverse and inclusive environment. Creating and maintaining a work environment where every employee is treated with dignity and respect is fundamental to ensuring they can fully focus on performing their jobs to the best of their ability. The Company recognizes that its success depends on continually strengthening its culture of inclusion, where all employees feel valued and empowered to contribute.

Talent Engagement

For the past eight years, the Company has partnered with a trusted industry leader to conduct an annual employee engagement survey. In 2025, 98% of employees participated, providing strong confidence that the results accurately reflect meaningful employee feedback and highlight genuine areas for improvement.

To celebrate outstanding contributions, the Company’s CEO sponsors the annual Chairman’s Award for Excellence. This prestigious award allows employees to nominate peers who have consistently exceeded expectations or achieved exceptional results while exemplifying the Company’s core values.

The CEO also hosts a quarterly all-employee call to keep the workforce informed about Company updates and strategic initiatives. During these calls, employees are encouraged to submit questions in advance for management to address which fosters open communication and transparency. A cherished tradition of these calls is the recognition of top-performing employees, both for their achievements at work and their positive impact in the communities the Company serves.

Talent Development

The Company supports the personal and professional development of its employees through a variety of initiatives. Employees are offered tuition reimbursement of up to $3,500 annually for eligible educational courses, empowering them to pursue continued education and skill development. Additionally, all employees complete annual regulatory training tailored to their specific job functions, through a partnership with a third-party provider. To further enhance learning, employees have access to a robust library of career development content within the Company’s online learning management system.

Development opportunities also include a job-shadowing program, allowing employees to observe and experience other roles within the organization. This program helps employees explore potential career paths, identify roles that align with their goals, and gain a broader understanding of the Company. Together, these initiatives reflect the Company’s ongoing commitment to fostering employee growth and supporting their career advancement.

The Company offers a range of professional development training to support job-specific skills, leadership growth, and compliance requirements. One example is The Banker Basics Mentor Program, designed to develop its frontline employees. In this program, experienced team members are selected by management to mentor and train new hires, focusing on core systems, customer service, and transaction processing. New employees spend their first ten days working one-on-one with a peer, gaining valuable on-the-job learning and support.

To enhance leadership skills, the Company implemented the Leadership Development Training: New to Manager Role program. This training equips managers with essential skills in hiring, coaching, holding crucial conversations, and driving employee engagement. Additionally, the Company provides advanced leadership training based on the principles outlined in the book The Leadership Pipeline. This interactive program targets executive, upper, and mid-level management, emphasizing the importance of coaching and mentoring team members. The purpose of this engaging program is to educate leaders that their role is to coach and mentor their team members. Regular one-on-one meetings with purposeful conversations is an expectation because it leads to better results and engagement of their team. After the

formal training, participants deepen their learning through six months of follow-up cohort meetings, guided by the CEO and CHRO. In 2025, the Company further supported leadership growth by training almost fifty managers through its Leader of Leaders and Leader of Others programs.

Lastly, succession planning is conducted annually for the Company's most senior leaders and high impact roles. The process includes identifying potential successors for different positions and assessing their readiness level to fill the role should it become vacant. Management focuses on intentional development with activities needed to prepare the employee for the next level.

Total Rewards

The Company is committed to enhancing employees' overall experience by offering a competitive total rewards package, including compensation and benefits, designed to support and reward their contributions. In 2025, the Company prioritized its workforce by making meaningful investments to ensure ongoing competitiveness in the market. For compensation, the Company increased the starting rate of pay an additional $1.00 per hour, for the third consecutive year, positively impacting many entry level employees. Additionally, market pay adjustments were implemented for employees with 3 years of tenure or more and a certain performance score, helping to address wage compression and bring their pay closer to the midpoint of the salary range. All salary ranges were increased by 4%, providing employees with even greater opportunities for growth and earning potential within their roles. In addition, the Company provided more than a hundred hourly and salaried employees with spot bonuses in recognition of work on significant projects as well as the core system conversion. To further support employees, the Company enhanced its benefits by promoting health and financial well-being. A chronic condition management program was introduced at no cost to employees and their covered dependents enrolled in our medical plans, providing valuable resources to manage their health effectively.

The Company continues to offer a wide array of benefits for its employees including:

- Medical, Dental, and Vision Insurance Plans
- Flexible Spending Accounts
- Health Savings Accounts with a Company Matching Contribution
- Company provided Life and AD&D Insurance
- Company provided Long Term Disability
- Company provided Employee Assistance Program
- Company provided Premier Checking Account
- 401(k) Plan including a Company Match
- Employee Stock Purchase Plan with an Employee Discount
- Voluntary Ancillary Insurance Plans (Employee, Spouse, and Child Life and AD&D, Short-Term Disability, Accident, and Critical Illness)
- Paid Time Off (Vacation, Sick, Volunteer and Personal Time)
- Extra Vacation Week Buy Program
- Maternity/Paternity Company Paid Leave
- Tuition Reimbursement
- Computer Purchase Program
- Dress Professional Program
- Service Anniversary/Retirement Recognition and Award
- Chairman's Award – Top Peer Recognition
- Volunteer Time Recognition
- Company Apparel – Company Pays 50%
- Opportunity for Short Term Incentives and Long Term Incentives
- Employee Referral Program
- Verizon Cell Phone Discount
- First Mid Marketplace Discount Program
- Job Shadowing

Encouraging Volunteerism

The Company invests in and contributes to the growth and development of its communities. The Commitment to the Communities program encourages employees to be engaged in the communities where they live and work. In 2025, the Company's employees volunteered 18,685 hours to organizations in their communities, compared to 22,321 hours in 2024. The Company also encourages employees to serve in leadership roles in these organizations as part of their professional development. Approximately, 38% of the Company's workforce contributed to its annual United Way campaign and contributed an impressive $80,000. The Company matches 100% of those donations in the sequent year which resulted in a total contribution to the United Way of over $165,000 back to our communities in 2025.

Business Strategies

Vision Statement. The Company's vision statement is to be a nimble, independent, community-focused financial organization committed to quality, growth and earned independence for the benefit of all stakeholders.

Growth Strategy. The Company believes that growth of revenues and its customer base is vital to the goal of increasing the value of its shareholders' investment. The Company strives to create shareholder value by maintaining a strong balance sheet and increasing profits.

Management attempts to grow in two primary ways:

- by organic growth through adding new customers and selling more products and services to existing customers; and
- by strategic acquisitions.

Virtually all of the Company's customer-contact personnel, in each of its business lines, are engaged in organic growth efforts to one degree or another. These personnel attempt to match products and services with the particular financial needs of individual customers and prospective customers. Many senior officers of the organization are required to attend monthly meetings where they report on their business development efforts and results. Executive management uses these meetings as an educational and risk management opportunity as well. Cross-selling opportunities are encouraged and measured between the business lines.

Within the community banking line, the Company has focused on a variety of lending and deposit services products that meet the needs of the communities it serves. The Company has achieved significant growth in these areas. Total commercial real estate loans have increased from $1.7 billion at December 31, 2021 to $2.6 billion at December 31, 2025. Approximately 74% of the Company's total revenues were derived from lending activities in the fiscal year ended December 31, 2025. The Company has also focused on growing its commercial and retail deposit base through growth in checking, money markets and customer repurchase agreement balances. The wealth management line has focused its growth efforts on estate planning and investment services for individuals and employee benefit services for businesses as well as, farm management and brokerage services. The insurance brokerage line has focused on increasing property and casualty, senior insurance products and group medical insurance for businesses and personal lines insurance to individuals.

Growth through acquisitions has been an integral part of the Company's strategy for an extended period of time. When reviewing acquisition possibilities, the Company focuses on those organizations where there is a cultural fit with its existing operations and where there is a strong likelihood of building shareholder value.

Customer Strategy. The Company uses its market and customer knowledge to build relationships that provide high-value customer experiences that continually improve customer satisfaction and loyalty.

Employee Strategy. The Company strives for employee engagement at all levels of the organization. The judgments, experiences and capabilities of these employees are used to create an environment where meeting the needs of our customer, communities and stockholders is always a priority.

Strategy for Operations and Infrastructure. Operationally, the Company centralizes most administrative and operational tasks within its home office in Mattoon, Illinois. This allows branches to maintain customer focus, helps assure compliance with banking regulations, keeps fixed administrative costs at as low a level as practicable, and allows for better management of risk inherent in the business. The Company also utilizes technology where practicable in daily banking activities to reduce the potential for human error. While the Company does not employ every new technology that is introduced, it attempts to be competitive with other banking organizations with respect to operational and customer technology.

Shareholder Strategy. The Company strives to provide a competitive dividend as well as the opportunity for stock price appreciation.

Risk Management Strategy. The Company maintains a comprehensive risk management framework. The Company has initiated an Enterprise Risk Management ("ERM") process whereby management assesses the relevant risks inherent in the business, determines internal controls and procedures are in place to address the various risks, develops a structure for monitoring and reporting risk indicators and trends over time, and incorporates action plans to manage risk positions. The ERM process was not undertaken as a result of any weaknesses or deficiencies identified during the Company's control assessments but rather is part of the Company's effort to continually assess and improve by taking a more holistic approach to risk management. The Company's Chief Risk Officer is responsible for facilitating the ERM process. The Company utilizes a comprehensive set of operational policies and procedures that have been developed over time. These policies are continually reviewed by management, the Chief Risk Officer, and the Board of Directors. The Company's internal audit function completes procedures to verify compliance with these policies. While there are several risks that pertain to the business of banking, three risks that are inherent with most banking companies are credit risk, interest rate risk, and liquidity risk.

In the business of banking, credit risk is an important risk as losses from uncollectible loans can diminish capital, earnings and shareholder value. In order to address this risk, the lending function of First Mid Bank receive significant oversight from executive management and the Board of Directors. An important element of credit risk management is the quality, experience and training of the loan officers. The Company has invested, and will continue to invest, significant resources to ensure the quality, experience and training of our loan officers in order to keep credit losses to a minimum. In addition to the human element of credit risk management, the Company's loan policies address the additional aspects of credit risk. Most lending personnel have signature authority that allows them to lend up to a certain amount based on their own judgment as to the creditworthiness of a borrower. The amount of the signature authority is based on the lending officers' experience and training.

The Senior Loan Committee, consisting of the senior management, must approve all underwriting decisions in excess of $10 million and up to $30 million. The Board of Directors must approve all underwriting decisions in excess of $30 million. The legal lending limit for First Mid Bank was $136.5 million at December 31, 2025. While the underlying nature of lending will result in some amount of credit losses, First Mid's credit loss experience has been good with average net charge offs amounting to $3.1 million (0.06% of total loans) over the past five years. Nonperforming loans were $31.9 million (0.53% of total loans) at December 31, 2025. These percentages have historically compared well with peer financial institutions and continue to do so today.

Interest rate and liquidity risk are two other forms of risk embedded in the banking business. The Company's Asset Liability Management Committee, consisting of experienced individuals, from various departments, who monitor all aspects of interest rates and maturities of interest earning assets and interest paying liabilities, manages these risks. The underlying objectives of interest rate and liquidity risk management are to shelter the Company's net interest margin from changes in interest rates while maintaining adequate liquidity reserves to meet unanticipated funding demands. The Company uses financial modeling technology as a tool for evaluating these risks. Despite the tools and methods used to monitor this risk, a sustained unfavorable interest rate environment can lead to some amount of compression in the net interest margin. For 2025, the Company's net interest margin on a tax-effected basis increased to 3.70% as of December 31, 2025 from 3.34% in December 31, 2024 primarily due to continued focus on loan pricing on new and renewed loans, continued efforts to increase the performance of the investment portfolio, and a decrease in funding costs.

Markets and Competition

The Company has active competition in all areas in which First Mid Bank does business. First Mid Bank competes for commercial and individual deposits and loans with many Illinois, Missouri, Wisconsin and Texas banks, savings and loan associations, and credit unions. The principal methods of competition in the banking and financial services industry are quality of services to customers, ease of access to facilities, on-line services and pricing of services, including interest rates paid on deposits, interest rates charged on loans, and fees charged for fiduciary and other banking services.

During 2025, First Mid Bank operated branches in the Illinois counties of Adams, Boone, Champaign, Clark, Coles, Cumberland, Douglas, Edgar, Effingham, Jackson, Jefferson, Kane, Knox, Lawrence, Macon, Madison, McHenry, McLean, Moultrie, Peoria, Piatt, Saline, St. Clair, Wabash, White, Williamson, and Winnebago, Missouri counties of Boone, Camden, Cole, Lincoln, St. Charles and St. Louis, Wisconsin county of Rock, and the Texas county of Tarrant. Each branch primarily serves the community in which it is located. First Mid Bank served sixty different communities with fifty-four separate locations in Illinois, eighteen locations in Missouri, three locations in Wisconsin, one location in Texas, and one office in Indiana dedicated for agency finance and loan production.

Website

The Company maintains a website at www.firstmid.com. All periodic and current reports of the Company and amendments to these reports filed with the Securities and Exchange Commission ("SEC") can be accessed, free of charge, through this website and at www.sec.gov as soon as reasonably practicable after these materials are filed with the SEC.

Blackhawk Bancorp, Inc.

On March 20, 2023, the Company and Eagle Sub LLC, a newly formed Wisconsin limited liability company and wholly-owned subsidiary of the Company ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Blackhawk Merger Agreement") with Blackhawk Bancorp, Inc., a Wisconsin corporation ("Blackhawk"), pursuant to which, among other things, the Company agreed to acquire 100% of the issued and outstanding shares of Blackhawk pursuant to a business combination whereby Blackhawk merged with and into Merger Sub, whereupon the separate corporate existence of Blackhawk ceased and Merger Sub continued as the surviving company and a wholly-owned subsidiary of the Company (the "Blackhawk Merger").

Subject to the terms and conditions of the Blackhawk Merger Agreement, at the effective time of the Blackhawk Merger, each share of common stock, par value $0.01 per share, of Blackhawk issued and outstanding immediately prior to the effective time of the Blackhawk Merger (other than shares held in treasury by Blackhawk and dissenting shares) were converted into and became the right to receive 1.15 shares of common stock, par value $4.00 per share, of the Company and cash in lieu of fractional shares, less any applicable taxes required to be withheld, and subject to certain potential adjustments. On an aggregate basis, the total consideration payable by the Company at the closing of the Blackhawk Merger to Blackhawk's shareholders and equity award holders was 3,290,222 shares of Company common stock valued at $93.51 million and $1,928 of cash in lieu of fractional shares.

The Blackhawk Merger closed August 15, 2023 and Blackhawk Bank was merged into First Mid Bank on December 1, 2023.

Supervision and Regulation General

Financial institutions, financial services companies, and their holding companies are extensively regulated under federal and state law. As a result, the growth and earnings performance of the Company can be affected not only by management decisions and general economic conditions, but also by the requirements of applicable state and federal statutes and regulations and the policies of various governmental regulatory authorities including, but not limited to, the Office of the Comptroller of the Currency (the "OCC"), the Federal Reserve Board, the Federal Deposit Insurance Corporation (the "FDIC"), the Internal Revenue Service and state taxing authorities. Any change in applicable laws, regulations or regulatory policies may have material effects on the business, operations and prospects of the Company and First Mid Bank. The Company is unable to predict the nature or extent of the effects that fiscal or monetary policies, economic controls or new federal or state legislation may have on its business and earnings in the future.

Federal and state laws and regulations generally applicable to financial institutions and financial services companies, such as the Company and its subsidiaries, regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the Company and its subsidiaries establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance fund and the depositors, rather than the stockholders, of financial institutions.

The following references to material statutes and regulations affecting the Company and its subsidiaries are brief summaries thereof and do not purport to be complete and are qualified in their entirety by reference to such statutes and regulations. Any change in applicable law or regulations may have a material effect on the business of the Company and its subsidiaries.

Financial Modernization Legislation

The 1999 Gramm-Leach-Bliley Act (the "GLB Act") significantly changed financial services regulation by expanding permissible non-banking activities of bank holding companies and removing certain barriers to affiliations among banks, insurance companies, securities firms and other financial services entities. These activities and affiliations can be structured through a holding company structure or, in the case of many of the activities, through a financial subsidiary of a bank. The GLB Act also established a system of federal and state regulation based on functional regulation, meaning that primary regulatory oversight for a particular activity generally resides with the federal or state regulator having the greatest expertise in the area. Banking is supervised by banking regulators, insurance by state insurance regulators and securities activities by the SEC and state securities regulators. The GLB Act also requires the disclosure of agreements reached with community groups that relate to the Community Reinvestment Act, and contains various other provisions designed to improve the delivery of financial services to consumers while maintaining an appropriate level of safety in the financial services industry.

The GLB Act repealed the anti-affiliation provisions of the Glass-Steagall Act and revised the Bank Holding Company Act of 1956 (the "BHCA") to permit qualifying holding companies, called "financial holding companies," to engage in, or to affiliate with companies engaged in, a full range of financial activities, including banking, insurance activities (including insurance portfolio investing), securities activities, merchant banking and additional activities that are "financial in nature," incidental to financial activities or, in certain circumstances, complementary to financial activities. A bank holding company's subsidiary banks must be "well-capitalized" and "well-managed" and have at least a "satisfactory" Community Reinvestment Act rating for the bank holding company to elect and maintain its status as a financial holding company.

A significant component of the GLB Act's focus on functional regulation relates to the application of federal securities laws and SEC oversight of some bank securities activities previously exempt from broker-dealer registration. Among other things, the GLB Act amended the definitions of "broker" and "dealer" under the Securities Exchange Act of 1934, as amended, to remove the blanket exemption for banks. Under the GLB Act, banks may conduct securities activities without broker-dealer registration only if the activities fall within a set of activity-based exemptions designed to allow banks to conduct only those activities traditionally considered to be primarily banking or trust activities.

Securities activities outside these exemptions, as a practical matter, need to be conducted by a registered broker-dealer affiliate. The GLB Act also amended the Investment Advisers Act of 1940 to require the registration of banks that act as investment advisers for mutual funds. The Company believes that it has taken the necessary actions to comply with these requirements of the GLB Act and the regulations adopted under them.

Anti-Terrorism Legislation

The USA PATRIOT Act of 2001 included the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 (the "IMLAFA"). The IMLAFA contains anti-money laundering measures affecting insured depository institutions, broker-dealers, and certain other financial institutions. The IMLAFA requires U.S. financial institutions to adopt policies and procedures to combat money laundering and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on financial institutions' operations. The Company has established policies and procedures for compliance with the IMLAFA and the related regulations. The Company has designated an officer solely responsible for ensuring compliance with existing regulations and monitoring changes to the regulations as they occur.

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") was signed into law on July 21, 2010. Generally, the Act is effective the day after it was signed into law, but different effective dates apply to specific sections of the law. The Act, among other things:

- Resulted in the Federal Reserve issuing rules limiting debit-card interchange fees.
- After a three-year phase-in period which began January 1, 2013, existing trust preferred securities for holding companies with consolidated assets greater than $15 billion and all new issuances of trust preferred securities are removed as a permitted component of a holding company's Tier 1 capital. Trust preferred securities outstanding as of May 19, 2010 that were issued by bank holding companies with total consolidated assets of less than $15 billion, such as the Company, will continue to count as Tier 1 capital.
- Provides for disclosure and other requirements relating to executive compensation and corporate governance.
- Changes standards for Federal preemption of state laws related to federally chartered institutions and their subsidiaries.
- Provides mortgage reform provisions including (i) a customer's ability to repay, (ii) restricting variable-rate lending by requiring the ability to repay to be determined for variable-rate loans by requiring lenders to evaluate using the maximum rate that will apply during the first five years of a variable-rate loan term, and (iii) making more loans subject to provisions for higher cost loans and new disclosures.
- Creates a financial stability oversight council that will recommend to the Federal Reserve increasingly strict rules for capital, leverage, liquidity, risk management and other requirements as companies grow in size and complexity.

- Permanently increases the deposit insurance coverage to $250 thousand and allows depository institutions to pay interest on checking accounts.
- Requires publicly traded bank holding companies with assets of $10 billion or more to establish a risk committee responsible for enterprise-wide risk management practices.
- Limits and regulates, under the provisions of the Act known as the Volker Rule, a financial institution's ability to engage in proprietary trading or to own or invest in certain private equity and hedge funds.

Basel III

In September 2010, the Basel Committee on Banking Supervision proposed higher global minimum capital standards, including a minimum Tier 1 common capital ratio and additional capital and liquidity requirements. On July 2, 2013, the Federal Reserve Board approved a final rule to implement these reforms and changes required by the Dodd-Frank Act. This final rule was subsequently adopted by the OCC and the FDIC.

The final rule includes revised risk-based capital and leverage ratios. The minimum capital level requirements applicable to the Company and First Mid Bank are: (i) a common equity Tier 1 capital ratio of 4.5%, plus a 2.5% "capital conservation buffer", for effectively a minimum requirement of 7%; (ii) a Tier 1 capital ratio of 6%, plus a 2.5% "capital conservation buffer", for effectively a minimum requirement of 8.5%; (iii) a total capital ratio of 8%, plus a 2.5% "capital conservation buffer", for effectively a minimum requirement of 10.5%; and (iv) a Tier 1 leverage ratio of 4%. An institution is subject to limitations on paying dividends, engaging in share repurchases and paying discretionary bonuses if its capital level falls below the buffer amount.

Relevant to the Company, the final rule permanently grandfathered into Tier 1 capital of depository institution holding companies with total consolidated assets of less than $15 billion as of December 31, 2009 any trust preferred securities or cumulative perpetual preferred stock issued before May 19, 2010.

The Company

General. As a registered financial holding company under the BHCA that has elected to become a financial holding company under the GLB Act, the Company is subject to regulation by the Federal Reserve Board. In accordance with Federal Reserve Board policy, the Company is expected to act as a source of financial strength to First Mid Bank and to commit resources to support First Mid Bank in circumstances where the Company might not do so absent such policy. The Company is subject to inspection, examination, and supervision by the Federal Reserve Board.

Activities. As a financial holding company, the Company may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or incidental or complementary to activities that are financial in nature. A bank holding company that is not also a financial holding company is limited to engaging in banking and such other activities as determined by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

No Federal Reserve Board approval is required for the Company to acquire a company (other than a bank holding company, bank, or savings association) engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board. However, the Company generally must give the Federal Reserve Board after-the-fact notice of these activities. Prior Federal Reserve Board approval is required before the Company may acquire beneficial ownership or control of more than 5% of the voting shares or substantially all of the assets of a bank holding company, bank, or savings association.

If any subsidiary bank of the Company ceases to be "well-capitalized" or "well-managed" under applicable regulatory standards, the Federal Reserve Board may, among other actions, order the Company to divest its depository institution. Alternatively, the Company may elect to conform its activities to those permissible for a bank holding company that is not also a financial holding company.

If any subsidiary bank of the Company receives a rating under the Community Reinvestment Act of less than "satisfactory", the Company will be prohibited, until the rating is raised to "satisfactory" or better, from engaging in new activities or acquiring companies other than bank holding companies, banks, or savings associations.

Capital Requirements. Bank holding companies are required to maintain minimum levels of capital in accordance with Federal Reserve Board capital adequacy guidelines. The Federal Reserve Board's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies, which include the full phase in of the "capital conservation buffer": a total capital to total risk-based capital ratio of not less than 10.5%, a Tier 1 risk-based ratio of not less than 8.5%, a common equity Tier 1 capital ratio of not less than 7%, and a Tier 1 leverage ratio of not less than 4%. For purposes of these capital standards, Tier 1 capital consists primarily of permanent stockholders' equity, less intangible assets (other than certain mortgage servicing rights and purchased credit card relationships), and total capital means Tier 1 capital plus certain other debt and equity instruments which do not qualify as Tier 1 capital, limited amounts of unrealized gains on equity securities and a portion of the Company's allowance for credit losses.

The risk-based and leverage standards described above are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. For example, the Federal Reserve Board's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels.

As of December 31, 2025, the Company had regulatory capital, calculated on a consolidated basis, in excess of the Federal Reserve Board's minimum requirements, and its capital ratios exceeded those required for categorization as well-capitalized under the capital adequacy guidelines established by bank regulatory agencies with a total risk-based capital ratio of 15.67%, a Tier 1 risk-based ratio of 13.55%, a common equity Tier 1 capital ratio of 13.16% and a leverage ratio of 11.07%.

Control Acquisitions. The Change in Bank Control Act prohibits a person or group of people from acquiring "control" of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the Company. In addition, any

company is required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of the outstanding common of the Company, or otherwise obtaining control of a “controlling influence” over the Company or First Mid Bank.

Interstate Banking and Branching. The Dodd-Frank Act expands the authority of banks to engage in interstate branching. The Dodd-Frank Act allows a state or national bank to open a de novo branch in another state if the law of the state where the branch is to be located would permit a state bank chartered by that state to open the branch.

Privacy and Security. The GLB Act establishes a minimum federal standard of financial privacy by, among other provisions, requiring banks to adopt and disclose privacy policies with respect to consumer information and setting forth certain rules with respect to the disclosure to third parties of consumer information. The Company has adopted and disseminated its privacy policies pursuant to the GLB Act. Regulations adopted under the GLB Act set standards for protecting the security, confidentiality, and integrity of customer information, and require notice to regulators, and in some cases, to customers, in the event of security breaches. A number of states have adopted their own statutes requiring notification of security breaches. In addition, the GLB Act requires the disclosure of agreements reached with community groups that relate to the CRA, and contains various other provisions designed to improve the delivery of financial services to consumers while maintaining an appropriate level of safety in the financial services industry.

First Mid Bank

General. First Mid Bank is a national bank, chartered under the National Bank Act. The FDIC insures the deposit accounts of the banks. The Bank is a member of the Federal Reserve System and is subject to the examination, supervision, reporting and enforcement requirements of the OCC, as the primary federal regulator of national banks, and the FDIC, as administrator of the deposit insurance fund.

Deposit Insurance. As an FDIC-insured institution, banks are required to pay deposit insurance premium assessments to the FDIC. A number of requirements with respect to the FDIC insurance system have affected results, including insurance assessment rates.

The Company expensed $3.5 million, $3.5 million and $3.3 million for its insurance assessment during 2025, 2024, and 2023 respectively.

OCC Assessments. All national banks are required to pay supervisory fees to the OCC to fund the operations of the OCC. The amount of such supervisory fees is based upon each institution’s total assets, including consolidated subsidiaries, as reported to the OCC. During the years ended December 31, 2025, 2024, and 2023 the Company expensed supervisory fees totaling $661,000, $774,000, and $703,000, respectively. Changes in total expense are due to changes in assessment rates and increases in total assets of First Mid Bank.

Capital Requirements. The banking regulators established the following minimum capital standards for banks, which include the full phase in of the “capital conservation buffer”: a total capital to total risk-based capital ratio of not less than 10.5%, a Tier 1 risk-based ratio of not less than 8.5%, a common equity Tier 1 capital ratio of not less than 7%, and a Tier 1 leverage ratio of not less than 4%. For purposes of these capital standards, Tier 1 capital and total capital consists of substantially the same components as Tier 1 capital and total capital under the Federal Reserve Board’s capital guidelines for bank holding companies (See “The Company—Capital Requirements”).

The capital requirements described above are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, the banking regulators provide that additional capital may be required to take adequate account of, among other things, interest rate risk or the risks posed by concentrations of credit, nontraditional activities, or securities trading activities.

During the year ended December 31, 2025, First Mid Bank was not required to increase capital to an amount in excess of the minimum regulatory requirements, and capital ratios exceeded those required for categorization as well-capitalized under the capital adequacy guidelines established by bank regulatory agencies. First Mid Bank's total risk-based capital ratio was 14.47%, Tier 1 risk-based ratio was 13.29%, common equity Tier 1 ratio was 13.29% and leverage ratio was 10.88%.

Prompt Corrective Action. Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators’ powers depends on whether the institution in question is “well-capitalized,” “adequately- capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Depending upon the capital category to which an institution is assigned, the regulators’ corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and in the most severe cases, appointing a conservator or receiver for the institution.

Dividends. The National Bank Act impose limitations on the amount of dividends that may be paid by a bank. Generally, a bank may pay dividends out of its undivided profits, in such amounts and at such times as the bank’s board of directors deems prudent. Without prior OCC approval, however, a national bank may not pay dividends in any calendar year which, in the aggregate, exceed the bank’s year-to-date net income plus the bank’s adjusted retained net income for the two preceding years.

The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, First Mid Bank exceeded minimum capital requirements under applicable guidelines as of December 31, 2025. As of December 31, 2025, approximately $54.5 million was available to be paid as dividends to the Company by First Mid Bank. Notwithstanding the availability of funds for dividends, however, the OCC may prohibit the payment of any dividends if the OCC, as applicable, determines that such payment would constitute an unsafe or unsound practice.

Affiliate and Insider Transactions. First Mid Bank is subject to certain restrictions under federal law, including Regulation W of the Federal Reserve Board, on extensions of credit to the Company and its subsidiaries, on investments in the stock or other securities of the Company and its subsidiaries and the acceptance of the

stock or other securities of the Company or its subsidiaries as collateral for loans. Certain limitations and reporting requirements are also placed on extensions of credit by First Mid Bank to its directors and officers, to directors and officers of the Company and its subsidiaries, to principal stockholders of the Company, and to "related interests" of such directors, officers, and principal stockholders.

First Mid Bank is subject to restrictions under federal law that limits certain transactions with the Company, including loans, other extensions of credit, investments, or asset purchases. Such transactions by a banking subsidiary with any one affiliate are limited in amount to 10% of the bank's capital and surplus and, with all affiliates together, to an aggregate of 20% of the bank's capital and surplus. Furthermore, such loans and extensions of credit, as well as certain other transactions, are required to be secured in specified amounts. These and certain other transactions, including any payment of money to the Company, must be on terms and conditions that are or in good faith would be offered to nonaffiliated companies.

In addition, federal law and regulations may affect the terms upon which any person becoming a director or officer of the Company or one of its subsidiaries or a principal stockholder of the Company may obtain credit from banks with which First Mid Bank maintains a correspondent relationship.

Safety and Soundness Standards. The federal banking agencies have adopted guidelines that establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings. In general, the guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. The preamble to the guidelines states that the agencies expect to require a compliance plan from an institution whose failure to meet one or more of the guidelines are of such severity that it could threaten the safety and soundness of the institution. Failure to submit an acceptable plan, or failure to comply with a plan that has been accepted by the appropriate federal regulator, would constitute grounds for further enforcement action.

Community Reinvestment Act. First Mid Bank is subject to the Community Reinvestment Act (CRA). The CRA and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service areas, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of its bank subsidiaries is reviewed by federal banking agencies in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or thrift or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction. First Mid Bank received satisfactory CRA ratings from its regulator in its most recent CRA examination.

Consumer Laws and Regulations. In addition to the laws and regulations discussed above, First Mid Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transactions Act and the Real Estate Settlement Procedures Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans to or marketing to or engaging in other types of transactions with such customers. Failure to comply with these laws and regulations could lead to substantial penalties, operating restrictions, and reputational damage to the financial institution.

Supplemental Item – Executive Officers of the Registrant

The executive officers of the Company are elected annually by the Company's Board of Directors and are identified below.

Name (Age)	Position With Company
Joseph R. Dively (66)	Chairman of the Board of Directors and Chief Executive Officer
Matthew K. Smith (51)	President
Michael L. Taylor (57)	Senior Executive Vice President and Chief Operating Officer
Jordan D. Read (36)	Executive Vice President and Chief Financial and Risk Officer
Eric S. McRae (60)	Executive Vice President and Chief Lending Officer
Bradley L. Beesley (54)	Executive Vice President and Chief Wealth Management Officer
Clay M. Dean (51)	Executive Vice President and Chief Insurance Services Officer
Amanda D. Lewis (46)	Executive Vice President and Chief Operations Officer
Rhonda R. Gatons (54)	Executive Vice President and Chief Human Resources Officer
Stas R. Wolak (49)	Executive Vice President and Chief Retail Banking Officer
Jason M. Crowder (55)	Executive Vice President and General Counsel
Megan E. McElwee (38)	Executive Vice President and Chief Credit Officer
Regina P. Nelson (55)	Executive Vice President and Chief Marketing Officer
Anya Y. Schuetz (51)	Senior Vice President and Director of Project Management
Jeremy R. Frieburg (45)	Senior Vice President and Chief Information Officer

Joseph R. Dively, age 66, has been with the Company since 2011. He has been the Chairman of the Board of Directors and Chief Executive Officer of the Company since January 2014. He was the President of the Company from January 2014 to June 2025. Prior to assuming these positions in the Company, he was the Senior Executive Vice President of the Company beginning in May 2011.

Matthew K. Smith, age 51, has been with the Company since 2016. He has been President of the Company since June 2025. He served as Executive Vice President of the Company since November 2016 and Chief Financial Officer of the Company from July 2017 to June 2025. He was Treasurer and Vice President of Finance and Investor Relations with Consolidated Communications, Inc from 1997 to 2016 and with Marine Bank prior.

Michael L. Taylor, age 57, has been with the Company since 2000. He has been Senior Executive Vice President of the Company since 2014 and Chief Operating Officer of the Company since July 2017. He served as Chief Financial Officer of the Company from 2000 to 2017. He served as Executive Vice President of the Company from 2007 to 2014.

Jordan D. Read, age 36, has been with the Company since 2021. He has been Executive Vice President of the Company since January 2024 and Chief Financial Officer of the Company since June 2025, and Chief Risk Officer of the Company since August 2021. He was Director of Internal Audit of Enterprise Bank & Trust from 2018 to 2021.

Eric S. McRae, age 60, has been with the Company since 1999. He has been Executive Vice President of the Company since 2008. He has been Chief Lending Officer of the Company since January 2022.

Bradley L. Beesley, age 54, has been with the Company since 2007. He has been Executive Vice President of the Company and Chief Wealth Management Officer of the Company since 2015. He has been Chief Executive Officer and President of First Mid Wealth Management Company since 2018.

Clay M. Dean, age 51, has been with the Company since 2010. He has been Executive Vice President of the Company since January 2019 and Chief Insurance Services Officer of the Company since 2015. He has severed as Chief Executive Officer and President of First Mid Insurance since September 2014.

Amanda D. Lewis, age 46, has been with the Company since 2001. She has been Executive Vice President of the Company since January 2019 and Chief Operations Officer for the Company since July 2023. She served as Senior Vice President of the Company from 2014 to 2019.

Rhonda R. Gatons, age 54, has been with the Company since 2016. She has been Executive Vice President of the Company since April of 2022 and Chief Human Resources Officer of the Company since March 2016. Prior to joining the Company, she was the Director of Human Resources at Midland States Bank.

Stas R. Wolak, age 49, has been with the Company since 2024. He has been Executive Vice President and the Chief Retail Banking Officer of the Company since February 2024. Prior to joining the Company, he was the Sales and Client Experience Director at PNC Bank from 2013 to 2023.

Jason M. Crowder, age 55, has been with the Company since 2019. He has been Executive Vice President of the Company since April 2025 and General Counsel of the Company since August 2019. Prior to joining the Company, he was the Corporate Counsel of Petersen Health Care, Inc., from 2008 to July 2019, and an attorney at Heller, Holmes & Associates from 1996 to 2008.

Megan E. McElwee, age 38, has been with the Company since 2011. She has been Executive Vice President of the Company since April 2025 and Chief Credit Officer of the Company since January 2022.

Regina P. Nelson, age 55, has been with the Company since 2025. She has been Executive Vice President and Chief Marketing Officer of the Company since November 2025. Prior to joining the Company, she was a Vice President and Director of Consumer Marketing Strategy at Commerce Bank.

Anya Y. Schuetz, age 51, has been with the Company since 2013. She has been Senior Vice President of the Company since February 2023 and Director of Project Management of the Company since January 2013.

Jeremy R. Frieburg, age 45, has been with the Company since 2024. He has been Senior Vice President and the Chief Information Officer of the Company since February 2024. Prior to joining the Company, he was a Chief Information Officer for INB, N.A. from 2021 to 2024.

ITEM 1A. RISK FACTORS

Various risks and uncertainties, some of which are difficult to predict and beyond the Company’s control, could negatively impact the Company. As a financial institution, the Company is exposed to credit risk, interest rate and liquidity risk, operational risk, risks from economic and market conditions, and general business risks among others. Adverse experience with these or other risks could have a material impact on the Company’s financial condition and results of operations, as well as the value of its common stock.

Credit Risks

Loan customers or other counterparties may not be able to perform their contractual obligations resulting in a negative impact on the Company’s earnings. Overall economic conditions affecting businesses and consumers, including the current economic conditions and market disruptions, could impact the Company’s credit losses. In addition, real estate valuations could also impact the Company’s credit losses as the Company maintains $4.1 billion in loans secured by commercial, agricultural, and residential real estate. A significant decline in real estate values could have a negative effect on the Company’s financial condition and results of operations. In addition, the Company’s total loan balances by industry exceeded 25% of total risk-based capital for each of four industries as of December 31, 2025. A listing of these industries is contained in under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations -- Loans” herein. A significant change in one of these industries such as a significant decline in agricultural crop prices, could adversely impact the Company’s credit losses.

Deterioration in the real estate market could lead to losses, which could have a material adverse effect on the business, financial condition and results of operations or the Company. Commercial and commercial real estate loans generally involve higher credit risks than residential real estate and consumer loans. Because payments on loans secured by commercial real estate or equipment are often dependent upon the successful operation and management of the underlying assets, repayment of such loans may be influenced to a great extent by conditions in the market or the economy. Increases in commercial and consumer delinquency

levels or declines in real estate market values would require increased net charge-offs and increases in the allowance for credit losses, which could have a material adverse effect on our business, financial condition and results of operations and prospects.

The allowance for credit losses may prove inadequate or be negatively affected by credit risk exposures. The Company's business depends on the creditworthiness of its customers. Management periodically reviews the allowance for loan and lease losses for adequacy considering economic conditions and trends, collateral values, and credit quality indicators, including past charge-off experience and levels of past due loans and nonperforming assets. There is no certainty that the allowance for credit losses will be adequate over time to cover credit losses in the portfolio because of unanticipated adverse changes in the economy, market conditions or events adversely affecting specific customers, industries, or markets. If the credit quality of the customer base materially decreases, if the risk profile of a market, industry or group of customers changes materially, or if the allowance for credit losses is not adequate, the Company's business, financial condition, liquidity, capital, and results of operations could be materially adversely affected.

The Company depends on the accuracy and completeness of information furnished by and on behalf of our customers and counterparties. In deciding whether to extend credit or enter into other transactions, the Company may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports, and other financial information. The Company may also rely on representations of those customers, counterparties, or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports, or other financial information could cause the Company to enter into unfavorable transactions, which could have a material adverse effect on financial condition and results of operations.

Interest Rate and Liquidity Risks

Changes in interest rates may negatively affect our earnings. Changes in market interest rates and prices may adversely affect the Company's financial condition or results of operations. The Company's net interest income, its largest source of revenue, is highly dependent on achieving a positive spread between the interest earned on loans and investments and the interest paid on deposits and borrowings. Changes in interest rates could negatively impact the Company's ability to attract deposits, make loans, and achieve a positive spread resulting in compression of the net interest margin.

Declines in the value of securities held in the investment portfolio may negatively affect the Company's earnings and capital. The value of an investment in the portfolio could decrease due to changes in market factors. The market value of certain investment securities is volatile and future declines or other-than-temporary impairments could materially adversely affect the Company's future earnings and capital. Continued volatility in the market value of certain investment securities, whether caused by changes in market perceptions of credit risk, as reflected in the expected market yield of the security, or actual defaults in the portfolio could result in significant fluctuations in the value of the securities. This could have a material adverse impact on the Company's accumulated other comprehensive loss and shareholders' equity depending upon the direction of the fluctuations.

Furthermore, future downgrades or defaults in these securities could result in future classifications as other-than-temporarily impaired. The Company has invested in trust preferred securities issued by financial institutions and insurance companies, corporate securities of financial institutions, and stock in the Federal Home Loan Bank of Chicago and Federal Reserve Bank of Chicago. Deterioration of the financial stability of the underlying financial institutions for these investments could result in other-than-temporary impairment charges to the Company and could have a material impact on future earnings. For further discussion of the Company's investments, see Note 4 – "Investment Securities."

The Company may not have sufficient cash or access to cash to satisfy current and future financial obligations, including demands for loans and deposit withdrawals, funding operating costs and for other corporate purposes. This type of liquidity risk arises whenever the maturities of financial instruments included in assets and liabilities differ. The Company's liquidity can be affected by a variety of factors, including general economic conditions, market disruption, operational problems affecting third parties or the Company, unfavorable pricing, competition, the Company's credit rating and regulatory restrictions. (See "Liquidity" herein for management's actions to mitigate this risk.)

If the Company were unable to borrow funds through access to capital markets, it may not be able to meet the cash flow requirements of its depositors, creditors, and borrowers, or the operating cash needed to fund corporate expansion and other corporate activities. As seen starting in the middle of 2007, significant turmoil and volatility in worldwide financial markets can result in a disruption in the liquidity of financial markets and could directly impact the Company to the extent it needs to access capital markets to raise funds to support its business and overall liquidity position. These types of situations could affect the cost of such funds or the Company's ability to raise such funds. If the Company were unable to access any of these funding sources when needed, it might be unable to meet customers' needs, which could adversely impact its financial condition, results of operations, cash flows, and level of regulatory-qualifying capital. For further discussion, see the "Liquidity" section.

Operational Risks

A failure in or breach of the Company's operational or security systems, or those of its third-party service providers, including as a result of cyber-attacks, could disrupt the Company's business, result in unintentional disclosure or misuse of confidential or proprietary information, damage the Company's reputation, increase our costs, and cause losses. As a financial institution, the Company's operations rely heavily on the secure processing, storage, and transmission of confidential and other information on its computer systems and networks. Any failure, interruption or breach in security or operational integrity of these systems could result in failures or disruptions in the Company's online banking system, customer relationship management, general ledger, deposit and loan servicing and other systems. The security and integrity of these systems could be threatened by a variety of interruptions or information security breaches, including those caused by computer hacking, cyber-attacks, electronic fraudulent activity, or attempted theft of financial assets. Management cannot assert that any such failures, interruption or security breaches will not occur, or if they do occur that they will be adequately addressed. While certain protective policies and procedures are in place, the nature and sophistication of the threats continue to evolve. The Company may be required to expend significant additional resources in the future to modify and enhance these protective measures.

Additionally, the Company faces the risk of operational disruption, failure, termination, or capacity constraints of any of the third parties that facilitate its business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, its

operational systems. Any failures, interruptions or security breaches in the Company's information systems could damage its reputation, result in a loss of customer business, result in a violation of privacy or other laws, or expose us to civil litigation, regulatory fines or losses not covered by insurance.

If the Company's stock price declines from levels at December 31, 2025, management will evaluate the goodwill balance for impairment, and if the values of the business has declined, the Company could recognize an impairment charge for its goodwill. Management performed its annual goodwill impairment assessment as of September 30, 2025. Based on these analyses, management concluded that the fair value of the Company's reporting units exceeded the fair value of its assets and liabilities and, therefore, goodwill was not considered impaired. It is possible that management's assumptions and conclusions regarding the valuation of the Company's lines of business could change adversely, which could result in the recognition of impairment for goodwill, which could have a material effect on the Company's financial position and future results of operations.

Human error, inadequate or failed internal processes and systems, and external events may have adverse effects on the Company. Operational risk includes compliance or legal risk, which is the risk of loss from violations of, or noncompliance with, laws, rules, regulations, prescribed practices, or ethical standards. Operational risk also encompasses transaction risk, which includes losses from fraud, error, the inability to deliver products or services, and loss or theft of information. Losses resulting from operational risk could take the form of explicit charges, increased operational costs, harm to the Company's reputation or forgone opportunities. Any of these could potentially have a material adverse effect on the Company's reputation, financial condition, and results of operations.

The Company is exposed to various business risks that could have a negative effect on the financial performance of the Company. These risks include changes in customer behavior, changes in competition, new litigation or changes to existing litigation, claims and assessments, environmental liabilities, real or threatened acts of war or terrorist activity, adverse weather, changes in accounting standards, legislative or regulatory changes, taxing authority interpretations, and an inability on the Company's part to retain and attract skilled employees.

In addition to these risks identified by the Company, investments in the Company's common stock involve risk. The market price of the Company's common stock may fluctuate significantly in response to a number of factors including volatility of stock market prices and volumes, rumors or erroneous information, changes in market valuations of similar companies, changes in securities analysts' estimates of financial performance, and variations in quarterly or annual operating results.

Economic and Market Conditions Risks

Difficult economic conditions and market disruption have adversely impacted the banking industry and financial markets generally and may again significantly affect the business, financial condition, or results of operations of the Company. The Company's success depends, to a certain extent, upon economic and political conditions, local and national, as well as governmental monetary policies. Conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond the Company's control may adversely affect its asset quality, deposit levels and loan demand and, therefore, its earnings. These adverse conditions could lead to the Company having a diminished capacity for dividend payments.

The Company's profitability depends significantly on economic conditions in the geographic region in which it operates. A large percentage of the Company's loans are to individuals and businesses in Illinois, consequently, any decline in the economy of this market area could have a materially adverse effect on the Company's financial condition and results of operations.

Decline in the strength and stability of other financial institutions may adversely affect the Company's business. The actions and commercial soundness of other financial institutions could affect the Company's ability to engage in routine funding transactions. Financial services institutions are interrelated as a result of clearing, counterparty or other relationships. The Company has exposure to different counterparties and executes transactions with various counterparties in the financial industry. Recent defaults by financial services institutions, and even rumors or questions about one or more financial services institutions or the financial services industry in general, led to market-wide liquidity problems in recent years and could lead to losses or defaults by the Company or by other institutions. Many of these transactions expose the Company to credit risk in the event of default of its counterparty or client. Any such losses could materially and adversely affect the Company's results of operations.

The Company is subject to Environmental, Social and Governance ("ESG") risks that could adversely affect its reputation and the market price of its securities. The Company is subject to a variety of risks arising from ESG matters. ESG matters include climate risk, hiring practices, the diversity of the work force, and racial and social justice issues involving the Company's personnel, customers and third parties with whom it otherwise does business. Risks arising from ESG matters may adversely affect, among other things, reputation and the market price of the Company's securities. Further, the Company may be exposed to negative publicity based on the identity and activities of those to whom it lends and with which it otherwise does business and the public's view of the approach and performance of its customers and business partners with respect to ESG matters. Any such negative publicity could arise from adverse news coverage in traditional media and could also spread through the use of social media platforms. The Company's relationships and reputation with its existing and prospective customers and third parties with which it does business could be damaged if it were to become the subject of any such negative publicity. This, in turn, could have an adverse effect on the Company's ability to attract and retain customers and employees and could have a negative impact on the market price for securities. Investors have begun to consider the steps taken and resources allocated by financial institutions and other commercial organizations to address ESG matters when making investment and operational decisions. Certain investors are beginning to incorporate the business risks of climate change and the adequacy of companies' responses to the risks posed by climate change and other ESG matters into their investment theses. These shifts in investing priorities may result in adverse effects on the market price of the Company's securities to the extent that investors determine that the Company has not made sufficient progress on ESG matters.

The Company's business could suffer if it fails to attract and retain skilled people. The Company's success depends, in large part, on its ability to attract and retain key people. Competition for the best employees in most of the activities the Company engages in can be intense. The Company may not be able to hire the best people for key roles or retain them. In addition, increased work-from-home arrangements, may exacerbate the challenges of attracting and retaining talented and diverse employees as job markets may be less constrained by physical geography. Our current or future approach to in-office and work-from-home arrangements may not meet the needs or expectations of current or prospective employees or may not be perceived as favorable compared to the arrangements offered by competitors, which could adversely affect the Company's ability to attract and retain employees. The loss of any key personnel or an inability to continue to attract, retain, and motivate key personnel could adversely affect the Company's business.

Climate change could have a material negative impact on the Company and customers. The Company's business, as well as the operations and activities of its customers, could be negatively impacted by climate change. Climate change presents both immediate and long-term risks to the Company and its customers, and these risks are expected to increase over time. Climate change presents multi-faceted risks, including: operational risk from the physical effects of climate events on the Company and its customers' facilities and other assets; credit risk from borrowers with significant exposure to climate risk; transition risks associated with the transition to a less carbon-dependent economy; and reputational risk from stakeholder concerns about the Company's practices related to climate change, the Company's carbon footprint, and the Company's business relationships with clients who operate in carbon-intensive industries. Federal and state banking regulators and supervisory authorities, investors, and other stakeholders have increasingly viewed financial institutions as important in helping to address the risks related to climate change both directly and with respect to their customers, which may result in financial institutions coming under increased pressure regarding the disclosure and management of their climate risks and related lending and investment activities Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit, and reputational risks and costs. The risks associated with climate change are changing and evolving in an escalating fashion, making them difficult to assess due to limited data and other uncertainties. The Company could experience increased expenses resulting from strategic planning, litigation, and technology and market changes, and reputational harm as a result of negative public sentiment, regulatory scrutiny, and reduced investor and stakeholder confidence due to the Company's response to climate change and its climate change strategy, which, in turn, could have a material negative impact on business, results of operations, and financial condition.

Other Business Risks

The Company may issue additional common stock or other equity securities in the future which could dilute the ownership interest of existing stockholders. To maintain capital at desired or regulatory-required levels, to replace existing capital, or to complete acquisitions the Company may be required to issue additional shares of common stock, or securities convertible into, exchangeable for or representing rights to acquire shares of common stock. The Company may sell these shares at prices below the current market price of shares, and the sale of these shares may significantly dilute stockholder ownership. The Company could also issue additional shares in connection with acquisitions of other financial institutions.

If the Company is unable to make favorable acquisitions or successfully integrate our acquisitions, the Company's growth could be impacted. In the past several years, the Company has completed acquisitions of banks, bank branches and other businesses. We may continue to make such acquisitions in the future. When the Company evaluates acquisition opportunities, the Company evaluates whether the target institution has a culture similar to the Company, experienced management, and the potential to improve the financial performance of the Company. If the Company fails to successfully identify, complete, and integrate favorable acquisitions, the Company could experience slower growth. Acquiring other banks, bank branches or businesses involves various risks commonly associated with acquisitions, including, among other things: potential exposure to unknown or contingent liabilities or asset quality issues of the target institution, difficulty and expense of integrating the operations and personnel of the target institution, potential disruption to the Company (including diversion of management's time and attention), difficulty in estimating the value of the target institution, and potential changes in banking or tax laws or regulations that may affect the target institution.

The Company and the banking industry are subject to government regulation, legislation, and policy. Government regulation, legislation and policy affect the Company and the banking industry as a whole, including the Company's business and results of operations. The Company's results of operations could be adversely affected by changes in how existing regulations are interpreted or applied by government agencies, or by the adoption of new government regulation, legislation, and policy. These changes may require the Company to invest significant funds and management attention and resources in order to reach compliance. In addition, any enforcement matters could impact supervisory and CRA ratings, which may restrict or limit the Company's activities. Business results could be negatively effected by new regulatory accounting standards required to be implemented by the Company.

The Company operates in a highly competitive industry and market area. The Company faces substantial competition in all areas of its operations from a variety of different competitors, both within and beyond its principal markets, many of which are larger and may have more financial resources. Such competitors primarily include national, regional, and internet banks within the various markets in which the Company operates. The Company also faces competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative and regulatory changes and continued consolidation.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk management and strategy

The Company's Information Security strategy prioritizes the identification, analysis and response to known, anticipated or unexpected threats; effective management of security risks; and resiliency against incidents. The Company's cybersecurity risk management processes include technical security controls, policy enforcement mechanisms, monitoring systems, employee training, contractual arrangements, tools and related services from third-party providers, and management oversight to assess, identify and manage material risks from cybersecurity threats. The Company has policies in place, including an Information Security Program to implement risk-based controls to protect the Company's information, information systems, business operations, products and related services, and the information of the Company's customers. The Company has adopted security-control principles based on generally accepted industry-recognized standards, and contractual requirements, as applicable. The Company leverages industry associations, third-party benchmarking, the results from regular internal and third-party audits, including penetration testing, threat intelligence feeds, and other similar resources to inform the Company's cybersecurity processes and allocate resources.

The Company maintains security programs that include physical, administrative and technical safeguards and maintains plans and procedures intended to assist the Company in preventing and appropriately responding to cybersecurity threats or incidents. Through the Company's cybersecurity risk management process, the Company monitors on an ongoing basis cybersecurity vulnerabilities and potential attack vectors to Company systems, and evaluates the potential operational and

financial effects of identified threats and related countermeasures. The Company also periodically engages third-party consultants to assist in assessing, enhancing, implementing, and monitoring the Company's cybersecurity risk management programs and responding to incidents.

The Company conducts tabletop testing of business continuity plans as outlined in the Company's Business Continuity Management Program. The Company has also established an Incident Response Plan that outlines steps and responsibilities to be taken during a cybersecurity incident. As part of the Company's cybersecurity risk management process, the Company conducts an annual "tabletop" exercise during which the Company simulates cybersecurity incidents to assess preparedness and identify opportunities for improvement. These exercises are conducted at both the technical and senior management levels. In addition, all employees are required to complete mandatory annual cybersecurity training courses and participate in bi-weekly phishing simulations Designed to enhance awareness of social engineering threats.

The Company has established a Vendor Management Program that forms part of the Company's Enterprise Risk Management program and is supported by the Company's security, compliance, and third-party partners. Through this program, the Company assesses cybersecurity risks associated with third-party service providers with whom the Company shares personal identifying and confidential information. Vendors with access to personal identifying and confidential information are subject to more rigorous initial and more frequent ongoing due diligence, including reviews of Service Organization Control 2 reports, information security policies, vulnerability and penetration tests, human resource policies, and business continuity plans. The Company continues to enhance its oversight processes to mature how cybersecurity risks associated with third-party products and services are identified and managed.

The Company has experienced, and may in the future experience, whether directly or through the Company's third-party partners, cybersecurity incidents. While prior incidents have not materially affected the Company's business strategy, results of operations or financial condition, and although the Company's processes are designed to help prevent, detect, respond to, and mitigate the impact of such incidents, there is no guarantee that a future cyber incident would not materially affect the Company's business strategy, results of operations or financial condition. The Company maintains cyber insurance coverage intended to help mitigate certain potential losses related to cybersecurity incidents.

For further discussion about these risks, see "Item 1A. Risk Factors – Operational Risks"

The Company integrates its cybersecurity practices into the Company's Enterprise Risk Management program to enhance the identification, assessment, and monitoring of cyber-related operational, regulatory, and compliance risks. The Enterprise Risk Management Program, Information Security Program, Incident Response Plan, Business Continuity Management Program, and Vendor Management Program are approved by the Company's Risk Oversight Committee (ROC), which is a management committee overseen by the Company's Board of Directors and chaired by the Company's Chief Financial and Risk Officer. The ROC brings together a multidisciplinary group to take an enterprise-wide view risk and promote risk awareness and sound risk management practices. Subcommittees and working groups are also in place to discuss technical expertise on specific areas of risk within the Company and provide updates to ROC.

Governance

The Company's Board of Directors has overall responsibility for risk oversight, with its committees assisting the Board in performing this function. Oversight of cybersecurity risk has been delegated to the Board Risk Committee and Audit Committee, each of which reports to the full Board on a quarterly basis. The Board Risk Committee oversees management's implementation and maintenance of the Company's cybersecurity risk program and management's response to material issues. The Audit Committee reviews the Company's cybersecurity processes and compliance with governance policies and procedures. The Enterprise Risk Management program is reviewed and approved by the Board Risk Committee.

The Company's Information Security Risk Officer, who is a member of the risk management team reporting to the Chief Financial and Risk Officer, provides quarterly briefings to the ROC and the Board Risk Committee on cybersecurity risks. These briefings may include assessments of cyber risks, the threat landscape, updates on material incidents, and information regarding cybersecurity risk mitigation and governance. In the event of a potentially material cybersecurity incident, the Incident Response Team is notified and briefed, and meetings with the Incident Response Team, which includes management, are held, with the Board of Directors being briefed, as appropriate. The Information Security Risk Officer has over 20 years of experience in information security and network administration, including extensive experience in the banking industry, and holds multiple industry-recognized certifications.

The Company's Chief Technology Officer, who reports to the Chief Information Officer, provides oversight of the Company's cybersecurity program as part of broader technology leadership responsibilities. The Chief Technology Officer oversees the Company's Security Operations Team, which supports the Company's efforts to identify, prevent, detect, respond to and recover from cybersecurity threats. The Security Operations Team is comprised of personnel with extensive information technology experience across both public and private sectors. The Chief Technology Officer has over 25 years of experience across cybersecurity, software development, systems, networking, and other technology- disciplines, including significant experience in technology leadership roles.

ITEM 2. PROPERTIES

The Company's headquarters is located at 1421 Charleston Avenue, Mattoon Illinois and is owned and used by First Mid Bank for various operation purposes. In addition, First Mid Bank owns facilities located at 1420 Wabash Avenue, Mattoon, Illinois, which is used by branch support operations and 1100 Broadway Avenue, Mattoon, Illinois which is used by loan operations.

The main office of First Mid Bank is located at 1515 Charleston Avenue, Mattoon, Illinois and is owned by First Mid Bank. First Mid Bank also owns a building located at 1520 Charleston Avenue, which is used by First Mid Insurance, and by First Mid Bank for back-room operations. First Mid Insurance also uses a building owned by First Mid Bank at 1501 Broadway Avenue. First Mid Bank also conducts business through numerous facilities, owned, leased, and located on land only leases in twenty-seven counties throughout Illinois, six throughout Missouri, one county in Wisconsin, and one county in Texas. Of the seventy-six banking offices operated by First Mid Bank, fifty-five are owned, eighteen are leased from non-affiliated third parties, and three are located in land only leases with non-affiliated third parties. First Mid Bank also has an office in metro Indianapolis, Indiana that provides agency finance. In addition to having employees throughout the First Mid Bank footprint, First Mid Insurance Group and First Mid Wealth Management conduct business in numerous other facilities. First Mid Insurance leases facilities located in four counties in

Illinois and two counties in Missouri from non-affiliated third parties. First Mid Wealth Management owns a facility located at 1321 Charleston Avenue, Mattoon, Illinois and leases facilities located in three counties in Illinois from non-affiliated third parties.

None of the properties owned by the Company are subject to any major encumbrances. The Company believes these facilities are suitable and adequate to operate its banking and related business. The net investment of the Company and subsidiaries in real estate and equipment at December 31, 2025 was $90.8 million.

ITEM 3. LEGAL PROCEEDINGS

From time to time the Company and its subsidiaries may be involved in litigation that the Company believes is a type common to our industry. None of any such existing claims are believed to be individually material at this time to the Company, although the outcome of any such existing claims cannot be predicted with certainty.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER OF PURCHASES OF EQUITY SECURITIES

The Company's common stock is included for quotation on the NASDAQ Stock Market, LLC under the trading symbol "FMBH".

The Company's shareholders are entitled to receive dividends as are declared by the Board of Directors, which considered quarterly payment of dividends during 2025. The ability of the Company to pay dividends, as well as fund its operations, is dependent upon receipt of dividends from First Mid Bank. Regulatory authorities limit the amount of dividends that can be paid by First Mid Bank without prior approval from such authorities. For further discussion of the Bank's dividend restrictions, see Item 1 – "Business" – "First Mid Bank" – "Dividends" and Note 16 – "Dividend Restrictions" herein.

The following table summarizes share repurchase activity for the fourth quarter of 2025:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs at End of Period
October 1, 2025 – October 31, 2025	—	$ —	—	$ 42,876,000
November 1, 2025 – November 30, 2025	—	—	—	45,672,000
December 1, 2025 – December 31, 2025	—	—	—	46,800,000
Total	—	$ —	—	$ 46,800,000

On June 24, 2025, the Board of Directors approved a repurchase program (the "2025 Repurchase Program"), which became effective on July 1, 2025. The 2025 Repurchase Program supersedes all previous repurchase plans and authorizes the Company to repurchase up to 1.2 million shares of the Company's common stock. During 2025, the Company did not repurchase any shares through this plan.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis are intended to provide a better understanding of the consolidated financial condition and results of operations of the Company and its subsidiaries for the years ended December 31, 2025, 2024, and 2023. This discussion and analysis should be read in conjunction with the consolidated financial statements, related notes and selected financial data appearing elsewhere in this report.

Forward-Looking Statements

This report may contain certain forward-looking statements, such as discussions of the Company's pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses, and planned schedules. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results

is subject to many risks and uncertainties, including those described in Item 1A. “Risk Factors” and other sections of the Company’s Annual Report on Form 10-K and the Company’s other filings with the SEC, and changes in interest rates, general economic conditions and those in the Company’s market area, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios and the valuation of the investment portfolio, the Company’s success in raising capital, demand for loan products, deposit flows, competition, demand for financial services in the Company’s market area and accounting principles, policies and guidelines. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

For the Years Ended December 31, 2025, 2024, and 2023 Overview

This overview of management’s discussion and analysis highlights selected information in this document and may not contain all the information that is important to you. For a more complete understanding of trends, events, commitments, uncertainties, liquidity, capital resources, and critical accounting estimates, you should carefully read this entire document. These have an impact on the Company’s consolidated financial condition and results of consolidated operations.

Net income was $91.7 million, $78.9 million, and $68.9 million and diluted earnings per share were $3.83, $3.30, and $3.15 for the years ended December 31, 2025, 2024, and 2023, respectively. The following table shows the Company’s annualized performance ratios for the years ended December 31, 2025, 2024, and 2023:

	2025	2024	2023
Return on average assets	1.20%	1.04%	0.97%
Return on average common equity	10.24%	9.67%	10.10%
Average common equity to average assets (non-GAAP)	11.68%	10.76%	9.61%

Total assets at December 31, 2025, 2024, and 2023 were $7.97 billion, $7.52 billion, and $7.59 billion, respectively. Net loan balances increased to $5.94 billion at December 31, 2025, from $5.60 billion at December 31, 2024, and from $5.51 billion at December 31, 2023. The increase in 2025 was primarily due to organic growth within the established footprint.

Total deposit balances increased to $6.40 billion at December 31, 2025 from $6.06 billion at December 31, 2024 which was a decrease from $6.12 billion at December 31, 2023. The increase in 2025 was primarily due to an increase in CD's, brokered CDs, and non-interest bearing deposits.
The decrease in 2024 was due primarily to a reduction in brokered CDs and purchased CDs as part of the Company's strategy to reduce its cost of funds.

Net interest margin (tax effected), defined as net interest income divided by average interest-earning assets, was 3.70% for 2025, 3.34% for 2024 and 3.05% for 2023. The increase in 2025 was primarily due to the continued efforts on improving loan yields for new and renewed loans, continued efforts to increase the performance of the investment portfolio, and a decrease in funding costs. The increase in 2024 was primarily due to efforts on improving loan yields for new and renewed loans.

Net interest income increased to $256.2 million in 2025 from $228.7 million in 2024 and $193.5 million in 2023. During 2025 and 2024, the increase in net interest income was primarily due to the previously mentioned explanation for the increase in net interest margin (tax effected).

Non-interest income decreased and increased, respectively, to $93.1 million in 2025 compared to $96.3 million in 2024 and $86.8 million in 2023. The decrease in 2025 was primarily due to the losses recognized on the sale of low performing securities in the investment portfolio. The increase in 2024 was primarily due to the Blackhawk Bank acquisition being present for a full calendar year and the increase in insurance commissions due to the acquisition of Mid Rivers Insurance Group in 2024.

Non-interest expenses increased to $222.2 million in 2025 compared to $215.0 million in 2024, and $185.7 million in 2023. The increase in 2025 was primarily due to the increase in incentive compensation related to over performance of budgeted financial metrics partially offset by gains on the sale of buildings as part of a branch optimization project that reduced in other expenses. The increase in 2024 is primarily due to increased employees and locations from the Blackhawk Bank acquisition being present for a full calendar year.

Following is a summary of the factors that contributed to the changes in net income (in thousands):

	2025 vs 2024	2024 vs 2023
Net interest income	$ 27,437	$ 35,265
Provision for credit losses	(4,286)	469
Other income, including securities transactions	(3,235)	9,500
Other expenses	(7,264)	(29,243)
Income taxes	199	(6,028)
Increase (decrease) in net income	$ 12,851	$ 9,963

Credit quality is an area of importance to the Company. Year-end total nonperforming loans were $31.9 million at December 31, 2025 compared to $29.8 million at December 31, 2024, and $20.1 million at December 31, 2023. Repossessed Assets balances totaled $2.9 million at December 31, 2025 compared to $2.7 million at December 31, 2024, and $1.2 million at December 31, 2023. The Company’s provision for credit losses was $9.9 million for 2025, compared to $5.6 million for 2024, and $6.1 million for 2023. The increase in provision expense for 2025 was expected as the industry returns to a normal credit cycle. The decrease of provision expense in 2024 was primarily due to the provision requirements in 2023 for the acquisition of Blackhawk Bank.

The Company’s capital position remains strong and the Company has consistently maintained regulatory capital ratios above the “well-capitalized” standards. The Company’s Tier 1 capital ratio to risk weighted assets ratio at December 31, 2025, 2024, and 2023 was 13.55%, 12.82%, and 12.02%, respectively. The Company’s total capital to risk weighted assets ratio at December 31, 2025, 2024, and 2023 was 15.67%, 15.37% and 14.84%, respectively. The increases in 2025 and 2024 were primarily due to net income of the Company exceeding dividends paid to shareholders.

The Company's liquidity position remains sufficient to fund operations and meet the requirements of borrowers, depositors, and creditors. The Company maintains various sources of liquidity to fund its cash needs. See "Liquidity" herein for a full listing of its sources and anticipated significant contractual obligations.

The Company enters into financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include lines of credit, letters of credit and other commitments to extend credit. The total outstanding commitments at December 31, 2025, 2024, and 2023 were $1.4 billion, $1.4 billion, and $1.3 billion, respectively. See Note 17 – "Commitments and Contingent Liabilities" herein for further information.

Critical Accounting Policies and Use of Significant Estimates

The Company has established various accounting policies that govern the application of U.S. generally accepted accounting principles in the preparation of the Company's consolidated financial statements. The significant accounting policies of the Company are described in the footnotes to the consolidated financial statements. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and assumptions, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

Allowance for Credit Losses - Loans. The Company believes the allowance for credit losses for loans is the critical accounting policy that requires the most significant judgments and assumptions used in the preparation of its consolidated financial statements. The allowance for credit losses is a valuation account to adjust the cost basis to the amount expected to be collected, based on the Company's loss experience, current conditions, and reasonable and supportable forecasts. It represents the best estimate of losses inherent in the existing loan portfolio. An estimate of potential losses inherent in the loan portfolio are determined and an allowance for those losses is established by considering factors including loan loss experience, expected cash flows and estimated collateral values. In assessing these factors, the Company uses relevant available information, from internal and external sources, relating to, current conditions and reasonable and supportable forecasts.

In order to determine the allowance for credit losses, the portfolio is segregated into pools for not individually evaluated loans that share similar risk characteristics. The Company's credit loss experience provides the basis for the estimate of expected credit losses. Adjustments to this experience are made for relevant factors to each pool including merger and acquisition activity, economic conditions, changes in policies, procedures and underwriting, and concentrations. The Company estimates the appropriate level of allowance for credit losses for individually evaluated loans by evaluating them separately. A specific allowance is assigned to a loan when expected cash flows or collateral are less than the carrying amount of the loan.

Income Taxes. The Company is subject to the federal income tax laws of the United States, and the tax laws of the states and other jurisdictions where we conduct business. Due to the complexity of these laws, taxpayers and the taxing authorities may subject these laws to different interpretations. Management must make conclusions and estimates about the application of these innately intricate laws, related regulations, and case law. When preparing the Company's income tax returns, management attempts to make reasonable interpretations of the tax laws. Taxing authorities have the ability to challenge management's analysis of the tax law or any reinterpretation management makes in its ongoing assessment of facts and the developing case law. Management assesses the reasonableness of its effective tax rate quarterly based on its current estimate of net income and the applicable taxes expected for the full year. On a quarterly basis, management also reviews circumstances and developments in tax law affecting the reasonableness of deferred tax assets and liabilities and reserves for contingent tax liabilities.

Results of Operations

Net Interest Income

The largest source of operating revenue for the Company is net interest income. Net interest income represents the difference between total interest income earned on earning assets and total interest expense paid on interest-bearing liabilities. The amount of interest income is dependent upon many factors, including the volume and mix of earning assets, the general level of interest rates and the dynamics of changes in interest rates. The cost of funds necessary to support earning assets varies with the volume and mix of interest-bearing liabilities and the rates paid to attract and retain such funds.

Net interest income is the excess of interest received from earning assets over interest paid on interest-bearing liabilities. For analytical purposes, net interest income is presented on a full tax equivalent (TE) basis in the table that follows. The federal statutory rate in effect of 21% was used for all years. The TE analysis portrays the income tax benefits associated with the tax-exempt assets. The year-to-date net yield on interest-earning assets excluding the TE adjustments of $3.1 million, $3.1 million, and $3.1 million for 2025, 2024, and 2023, respectively, were 3.65%, 3.28%, and 3.00% at December 31, 2025, 2024, and 2023, respectively. The Company's

average balances, fully tax equivalent interest income and interest expense, and rates earned or paid for major balance sheet categories are set forth in the following table (dollars in thousands):

	Year Ended December 31, 2025			Year Ended December 31, 2024			Year Ended December 31, 2023		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets									
Interest-bearing deposits	$ 155,839	$ 5,307	3.41%	$ 145,502	$ 7,900	5.42%	$ 82,640	$ 5,107	6.18%
Federal funds sold	76	3	3.67%	297	53	18.00%	8,299	419	5.05%
Certificates of deposit investments	2,297	103	4.47%	3,053	144	4.71%	1,822	98	5.37%
Investment securities (1)	1,106,919	30,822	2.78%	1,153,216	31,084	2.67%	1,241,315	34,196	3.05%
Loans (TE)(1)(2)(3)	5,749,728	339,842	5.91%	5,558,527	321,498	5.78%	5,079,949	263,406	5.19%
Total earning assets	7,014,859	376,077	5.36%	6,860,595	360,679	5.25%	6,414,025	303,226	4.73%
Other nonearning assets	726,346			804,459			749,078		
Allowance for credit losses	(71,802)			(68,805)			(62,878)		
Total assets	$ 7,669,403			$ 7,596,249			$ 7,100,225		
Liabilities and stockholders' equity									
Deposits:									
Demand deposits, interest-bearing	$ 3,132,691	61,312	1.96%	$ 3,040,397	67,999	2.24%	$ 2,618,452	47,939	1.83%
Savings deposits	633,186	775	0.12%	675,622	810	0.12%	663,760	739	0.11%
Time deposits	1,074,940	36,240	3.37%	1,019,629	38,110	3.74%	961,162	28,616	2.98%
Total interest-bearing deposits	4,840,817	98,327	2.03%	4,735,648	106,919	2.26%	4,243,374	77,294	1.82%
Securities sold under agreements to repurchase	199,430	4,490	2.25%	221,789	6,448	2.91%	225,307	6,565	2.91%
FHLB advances	226,121	8,370	3.70%	239,949	8,673	3.61%	462,197	16,779	3.63%
Federal funds purchased	39	7	17.95%	—	1	—%	192	10	5.21%
Subordinated debt	76,140	3,790	4.98%	99,313	4,454	4.48%	99,638	4,196	4.18%
Junior subordinated debentures	24,376	1,817	7.45%	24,168	2,156	8.92%	21,337	1,859	8.87%
Other debt	361	24	7%	1	—	—%	—	—	—%
Total borrowings	526,467	18,498	3.51%	585,220	21,732	3.71%	808,671	29,409	3.64%
Total interest-bearing liabilities	5,367,284	116,825	2.18%	5,320,868	128,651	2.42%	5,052,045	106,703	2.11%
Demand deposits	1,353,150			1,407,537			1,312,023		
Other liabilities	52,991			50,665			53,838		
Stockholders' equity	895,978			817,179			682,319		
Total liabilities and stockholders' equity	$ 7,669,403			$ 7,596,249			$ 7,100,225		
Net interest income		$ 259,252			$ 231,791			$ 196,523	
Net interest spread			3.18%			2.83%			2.62%
TE net yield on interest-earning assets			3.70%			3.34%			3.05%

(1) Tax-exempt income is shown on a fully tax equivalent basis.
(2) Nonaccrual loans have been included in the average balances. Balances are net of unaccreted discount related to loans acquired.
(3) Includes loans held for sale

Changes in net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. The following table summarizes the approximate relative contribution of changes in average volume and interest rates to changes in net interest income for the past two years (in thousands):

	2025 Compared to 2024 Increase (Decrease)			2024 Compared to 2023 Increase (Decrease)		
	Total Change	Volume (1)	Rate (1)	Total Change	Volume (1)	Rate (1)
Earning assets:						
Interest-bearing deposits	$ (2,593)	$ 523	$ (3,116)	$ 2,793	$ 3,486	$ (693)
Federal funds sold	(50)	(24)	(26)	(366)	(687)	321
Certificates of deposit investments	(41)	(34)	(7)	46	59	(13)
Investment securities (1)	(25)	(1,245)	1,220	(3,349)	(2,183)	(1,166)
Loans (2)	18,344	11,092	7,252	58,089	26,325	31,764
Total interest income	15,635	10,312	5,323	57,213	27,000	30,213
Interest-bearing liabilities:						
Deposits:						
Demand deposits, interest-bearing	(6,687)	2,020	(8,707)	20,060	8,392	11,668
Savings deposits	(35)	(35)	—	71	12	59
Time deposits	(1,870)	2,010	(3,880)	9,494	1,828	7,666
Total interest-bearing deposits	(8,592)	3,995	(12,587)	29,625	10,232	19,393
Securities sold under agreements to repurchase	(1,958)	(603)	(1,355)	(117)	(117)	—
FHLB advances	(303)	(513)	210	(8,106)	(8,015)	(91)
Federal funds purchased	6	—	6	(9)	(5)	(4)
Subordinated debt	(664)	(1,121)	457	258	(14)	272
Junior subordinated debentures	(339)	19	(358)	297	251	46
Other debt	24	—	24	—	—	—
Total borrowings	(3,234)	(2,218)	(1,016)	(7,677)	(7,900)	223
Total interest expense	(11,826)	1,777	(13,603)	21,948	2,332	19,616
Net interest income	$ 27,461	$ 8,535	$ 18,926	$ 35,265	$ 24,668	$ 10,597

(1) Changes attributable to the combined impact of volume and rate have been allocated proportionately to the change due to volume and the change due to rate.
(2) Nonaccrual loans have been included in the average balances. Balances are net of unaccreted discount related to loans acquired.

Net interest income on a tax-effected basis increased $27.5 million or 11.8% in 2025 compared to an increase of $35.3 million or 17.9% in 2024. Net interest income on a tax-effected basis and tax effected net interest margin increased primarily due to the continued focus on loan yields for new and renewed loans, continued efforts to increase the performance of the investment portfolio, and a decrease in funding costs.

In 2025, average earning assets increased by $154.3 million, or 2.2%, and average interest-bearing liabilities increased by $46.4 million or 0.9%. These increases were primarily due to organic growth.

Provision for Credit Losses

The provision for credit losses in 2025 was $9.9 million compared to $5.6 million in 2024 and $6.1 million in 2023. Nonperforming loans increased to $31.9 million at December 31, 2025 from $29.8 million at December 31, 2024 and $20.1 million at December 31, 2023. The increase in provision expense in 2025 was expected as the industry returns to a normal credit cycle. The decrease in provision expense in 2024 was primarily due to the required provision in 2023 tied to the Blackhawk Bank acquisition. Net charge-offs were $5.2 million during 2025, $4.1 million during 2024 and $0.3 million during 2023. For information on credit loss experience and nonperforming loans, see “Nonperforming Loans and Nonperforming Other Assets” and “Loan Quality and Allowance for Credit Losses” herein.

Other Income

An important source of the Company's revenue is derived from other income. The following table sets forth the major components of other income for the last three years (dollars in thousands):

				Change From Prior Year			
				2025		2024	
	2025	2024	2023	$	%	$	%
Wealth management revenues	$ 22,941	$ 22,818	$ 20,793	$ 123	0.5%	$ 2,025	9.7%
Insurance commissions	32,295	28,552	24,814	3,743	13.1%	3,738	15.1%
Service charges	12,297	12,362	10,881	(65)	-0.5%	1,481	13.6%
Securities gains (losses), net	(2,509)	(433)	3,383	(2,076)	479.4%	(3,816)	-112.8%
Mortgage banking, net	3,660	3,957	2,282	(297)	-7.5%	1,675	73.4%
ATM / debit card revenue	16,411	16,807	14,347	(396)	-2.4%	2,460	17.1%
Bank owned life insurance	5,475	4,728	4,957	747	15.8%	(229)	-4.6%
Other income	2,481	7,495	5,329	(5,014)	-66.9%	2,166	40.6%
Total other income	$ 93,051	$ 96,286	$ 86,786	$ (3,235)	-3.4%	$ 9,500	10.9%

Total non-interest income decreased and increased, respectively, to $93.1 million in 2025 compared to $96.3 million in 2024 and $86.8 million in 2023. The primary reasons for the more significant year-to-year changes in other income components are as follows:

- Wealth management revenues increased in 2024 primarily due to growth in net brokerage fees and trust management fees. Total assets under management were $6.6 billion at December 31, 2025 compared to $6.4 billion at December 31, 2024 and $6.1 billion at December 31, 2023.
- Insurance commissions increased in 2025 primarily due to Mid Rivers Insurance Group Inc. acquisition being present the entire calendar year and the acquisition of part of AAdvantage Insurance Group LLC's book of business in July 2025 accompanied by organic growth. The increase in 2024 was primarily due the acquisition of Mid Rivers Insurance Group and Purdum, Gray, Ingledue, Beck Inc. Insurance being present the entire calendar year.
- Fees from service charges increased in 2024 primarily due to Blackhawk Bank being present the entire calendar year.
- Net securities losses in 2025 were $2.5 million compared to losses of $433,000 in 2024 and gains $3.4 million in 2023. The losses in 2025 and 2024 were due to management's efforts to improve earning asset yields through the sales of low-yielding bonds.
- The increase in mortgage banking income during 2024 was primarily due to Blackhawk Bank being present the entire calendar year.
- Revenue from ATMs and debit cards increased in 2024 primarily due to Blackhawk Bank being present the entire calendar year.
- Other income decreased during 2025 primarily due to the repurchase of subordinated debt resulting in a gain in 2024 instead of a loss in 2025, recognition of contingent income accrued by Blackhawk Bank prior to their acquisition in 2024, and gains on the sale of fixed assets being presented in other income in 2024 compared to other expenses in 2025. Other income increased during 2024 primarily due to Blackhawk Bank being present the entire calendar year.

Other Expense

The major categories of other expense include salaries and employee benefits, occupancy and equipment expenses and other operating expenses associated with day-to-day operations. The following table sets forth the major components of other expense for the last three years (dollars in thousands):

				Change From Prior Year			
				2025		2024	
	2025	2024	2023	$	%	$	%
Salaries and employee benefits	$ 134,615	$ 124,134	$ 104,962	$ 10,481	8.4%	$ 19,172	18.3%
Net occupancy and equipment expense	36,579	30,407	26,946	6,172	20.3%	3,461	12.8%
Net other real estate owned expense	539	411	1,862	128	31.1%	(1,451)	-77.9%
FDIC insurance expense	3,476	3,463	3,339	13	0.4%	124	3.7%
Amortization of other intangible assets	12,443	13,556	9,127	(1,113)	-8.2%	4,429	48.5%
Stationery and supplies	1,770	1,885	1,346	(115)	-6.1%	539	40.0%
Legal and professional	10,746	12,944	7,379	(2,198)	-17.0%	5,565	75.4%
Marketing and donations	3,348	3,418	3,005	(70)	-2.0%	413	13.7%
ATM / debit card expense	6,945	6,384	5,322	561	8.8%	1,062	20.0%
Other expense	11,786	18,381	22,452	(6,595)	-35.9%	(4,071)	-18.1%
Total other expense	$ 222,247	$ 214,983	$ 185,740	$ 7,264	3.4%	$ 29,243	15.7%

Total non-interest expense increased to $222.2 million in 2025 from $215.0 million in 2024 and $185.7 million in 2023. The primary reasons for the more significant year-to-year changes in other expense components are as follows:

- Salaries and employee benefits, the largest component of other expense, increased in 2025, which was primarily due to an increase in incentive compensation for exceeding budgeted financial metrics, increases for merit raises and applicable payroll taxes, and an increase in employee group insurance expense. The increase in 2024 was primarily due to former Blackhawk Bank employees being present the entire calendar year, increase in

incentive compensation, share based compensation, merit increases and applicable payroll taxes. There were 1,170 full-time equivalent employees at December 31, 2025, compared to 1,198 at December 31, 2024, and 1,187 at December 31, 2023.

- Occupancy and equipment expense increase in 2025 was primarily due to the presentation of telecommunication expense in this category in 2025 compared to other expenses in 2024 and nonrecurring expense related to technology projects. The increase in 2024 was primarily due to additional properties added in the acquisition of Blackhawk Bank being present the entire calendar year.
- Net other real estate owned expense decreased in 2024 primarily due to the large expenses occurring in 2023.
- Amortization of other intangibles decreased in 2025 as expected due to the scheduled amortization of previously acquired intangible assets. The increase during 2024 was primarily due to additional core deposit intangibles added from the acquisition of Blackhawk Bank being present the entire calendar year.
- Legal and professional expense decreased in 2025 primarily due to a decrease in the nonrecurring expenses present in 2024. The increase in 2024 was due to nonrecurring expenses associated with technology investment upgrades.
- ATM and debit card expenses increased during 2024 primarily due to an increase in electronic transactions following the acquisition of Blackhawk Bank being present the entire calendar year.
- Other operating expenses decreased in 2024 primarily due to the majority of acquisition costs associated with Blackhawk Bank occurring in 2023. The decrease in 2024 was primarily due to the above mentioned gains on the sale of fixed assets being presented in other income in 2024 compared to other expenses in 2025 and the above mentioned presentation of telecommunication expenses in this category in 2025 compared to other expenses in 2024.

Income Taxes

Income tax expense amounted to $25.3 million in 2025 compared to $25.5 million in 2024, and $19.5 million in 2023. Effective tax rates were 21.6% for 2025, 24.5% for 2024, and 22.0% for 2023. The Company files U.S. federal and state of Florida, Illinois, Indiana, Missouri, Texas, and Wisconsin income tax returns.

Analysis of Consolidated Balance Sheets

Securities

The Company's overall investment objectives are to insulate the investment portfolio from undue credit risk, maintain adequate liquidity, insulate capital against changes in market value and control excessive changes in earnings while optimizing investment performance. The types and maturities of securities purchased are primarily based on the Company's current and projected liquidity and interest rate sensitivity positions. The following table sets forth the amortized cost of the available-for-sale and held-to-maturity securities for the last three years (dollars in thousands):

	December 31,					
	2025		2024		2023	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 153,859	1.24%	$ 212,513	1.28%	$ 237,875	1.28%
Obligations of states and political subdivisions	327,950	2.32%	324,046	2.28%	337,835	2.31%
Mortgage-backed securities (1)	705,728	2.35%	653,760	1.88%	714,216	1.91%
Other securities	30,564	4.28%	69,396	4.27%	76,081	3.65%
Total securities	$ 1,218,101	2.25%	$ 1,259,715	2.01%	$ 1,366,007	2.00%

(1) Mortgage-backed securities include mortgage-backed securities (MBS) and collateralized mortgage obligation (CMO) issues from the following government sponsored enterprises: FHLMC, FNMA, GNMA and FHLB.

At December 31, 2025, the amortized cost of the Company's investment portfolio decreased by $41.6 million from December 31, 2024 primarily due to calls, maturities, paydowns, and sales of securities partially offset by purchases designed to raise the rate of return of the portfolio. The decrease in 2024 was for the same previously mentioned reason as 2025. When purchasing investment securities, the Company considers its overall liquidity and interest rate risk profile, as well as the adequacy of expected returns relative to the risks assumed.

The table below presents the credit ratings as of December 31, 2025 for certain investment securities (in thousands):

	Amortized Cost	Estimated Fair Value	Average Credit Rating of Fair Value at December 31, 2025 (1) AAA	AA +/-	A +/-	BBB +/-	< BBB -	Not Rated
Available-for-sale:								
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 153,859	$ 144,080	$ —	$ 144,080	$ —	$ —	$ —	$ —
Obligations of state and political subdivisions	327,950	280,633	38,025	196,405	44,778	—	—	1,425
Mortgage-backed securities (2)	705,728	624,666	—	—	—	—	—	624,666
Corporate bonded debt	28,276	27,504	—	—	4,823	4,086	—	18,595
Total available-for-sale	$ 1,215,813	$ 1,076,883	$ 38,025	$ 340,485	$ 49,601	$ 4,086	$ —	$ 644,686
Held-to-maturity:								
Other securities	$ 2,288	$ 2,288	$ —	$ —	$ —	$ —	$ —	$ 2,288
Equity securities:								
Federal Agricultural Mtg Corp	$ 85	$ 450						$ 450
Midwest Independent BankersBank	150	227						227
Equalized Community Development Fund	3,911	3,911						3,911
Total Equity	$ 4,146	$ 4,588	$ —	$ —	$ —	$ —	$ —	$ 4,588

(1) Credit ratings reflect the lowest current rating assigned by a nationally recognized credit rating agency.
(2) Mortgage-backed securities include mortgage-backed securities (MBS) and collateralized mortgage obligation (CMO) issues from the following government sponsored enterprises: FHLMC, FNMA, GNMA and FHLB. While MBS and CMOs are no longer explicitly rated by credit rating agencies, the industry recognizes that they are backed by agencies which have an implied government guarantee.

The following table indicates the expected maturities of investment securities classified as available-for-sale presented at fair value, and held-to-maturity presented at amortized cost at December 31, 2025 and the weighted average yield for each range of maturities (dollars in thousands):

	One year or less	After 1 through 5 years	After 5 through 10 years	After ten years	Total
Available-for-sale:					
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 134,148	$ 9,932	$ —	$ —	$ 144,080
Obligations of state and political subdivisions	48,445	224,134	7,713	341	280,633
Mortgage-backed securities (1)	3,295	21,130	43,791	556,450	624,666
Corporate bonded debt	21,210	6,294	—	—	27,504
Total available-for-sale	$ 207,098	$ 261,490	$ 51,504	$ 556,791	$ 1,076,883
Weighted average yield	1.90 %	2.22 %	2.58 %	2.35 %	2.25 %
Full tax equivalent yield	2.08 %	2.72 %	2.87 %	2.36 %	2.42 %
Held-to-maturity:					
Other securities	$ —	$ —	$ —	$ 2,288	$ 2,288
Total held-to-maturity	$ —	$ —	$ —	$ 2,288	$ 2,288
Weighted average yield	— %	— %	— %	— %	— %
Full tax equivalent yield	— %	— %	— %	— %	— %

(1) Mortgage-backed securities include mortgage-backed securities (MBS) and collateralized mortgage obligation (CMO) issues from the following government sponsored enterprises: FHLMC, FNMA, GNMA and FHLB.

The weighted average yields are calculated on the basis of the amortized cost and effective yields weighted for the scheduled maturity of each security. Tax equivalent yields have been calculated using a 21% tax rate. With the exception of obligations of the U.S. Treasury and other U.S. government agencies and corporations, there were no investment securities of any single issuer, which the book value exceeded 10% of stockholders' equity at December 31, 2025. Investment securities carried at approximately $474 million and $633 million at December 31, 2025 and 2024, respectively, were pledged to secure public deposits and repurchase agreements and for other purposes as permitted or required by law.

Loans

The loan portfolio (net of unearned interest) is the largest category of the Company's earning assets. The following table summarizes the composition of the loan portfolio, including loans held for sale, for the last five years (dollars in thousands):

	2025	Outstanding Loans %	2024	2023	2022	2021
Construction and land development	$ 360,687	6.0%	$ 236,093	$ 205,077	$ 144,264	$ 145,118
Agricultural real estate	373,408	6.2%	390,760	391,132	410,327	279,272
1-4 family residential properties	489,854	8.1%	496,597	542,469	440,180	400,313
Multifamily residential properties	339,482	5.6%	332,644	319,129	294,346	298,942
Commercial real estate	2,564,670	42.7%	2,417,585	2,384,704	2,030,011	1,666,198
Loans secured by real estate	4,128,101	68.6%	3,873,679	3,842,511	3,319,128	2,789,843
Agricultural loans	308,275	5.1%	239,671	196,272	166,838	151,484
Commercial and industrial loans	1,381,598	23.0%	1,335,920	1,266,159	1,082,960	832,008
Consumer loans	31,918	0.5%	53,960	91,014	97,775	78,442
All other loans	161,482	2.8%	169,232	184,609	159,511	143,746
Total loans	$ 6,011,374	100.0%	$ 5,672,462	$ 5,580,565	$ 4,826,212	$ 3,995,523

Loan balances increased by $338.9 million or 6.0% from December 31, 2024 to December 31, 2025. Loan balances increased by $91.9 million or 1.6% from December 31, 2023 to December 31, 2024. The balances of loans sold into the secondary market were $167.6 million in 2025 compared to $125.3 million in 2024. The balance of real estate loans held for sale, included in the balances shown above, amounted to $5.2 million and $6.6 million as of December 31, 2025 and 2024, respectively.

Commercial and commercial real estate loans generally involve higher credit risks than residential real estate and consumer loans. Because payments on loans secured by commercial real estate or equipment are often dependent upon the successful operation and management of the underlying assets, repayment of such loans may be influenced to a great extent by conditions in the market or the economy. The Company does not have any sub-prime mortgages or credit card loans outstanding which are also generally considered to be higher credit risk.

First Mid Bank does not have a concentration, as defined by the regulatory agencies, in construction and land development loans or commercial real estate loans as a percentage of total risk-based capital for the periods shown above. At December 31, 2025 and 2024, First Mid Bank did have industry loan concentrations in excess of 25% of total risk-based capital in the following industries (dollars in thousands):

	December 31, 2025		December 31, 2024	
	Principal balance	% Outstanding Loans	Principal balance	% Outstanding Loans
Other grain farming	$ 577,903	9.61%	$ 507,555	8.95%
Lessors of non-residential buildings	1,109,224	18.45%	1,049,372	18.50%
Lessors of residential buildings and dwellings	641,822	10.68%	557,285	9.82%
Hotels and motels	225,569	3.75%	—	—

The Company had no further industry loan concentrations in excess of 25% of total risk-based capital.

The following table presents the balance of loans outstanding as of December 31, 2025, by contractual maturities (in thousands):

	Maturity (1)			
	One year or less(2)	Over 1 through 5 years	Over 5 years	Total
Construction and land development	$ 49,996	$ 211,400	$ 99,291	$ 360,687
Agricultural real estate	22,870	143,736	206,802	373,408
1-4 family residential properties	35,939	91,194	362,721	489,854
Multifamily residential properties	137,741	148,301	53,440	339,482
Commercial real estate	360,252	1,539,235	665,183	2,564,670
Loans secured by real estate	606,798	2,133,866	1,387,437	4,128,101
Agricultural loans	227,698	79,563	1,014	308,275
Commercial and industrial loans	511,107	507,363	363,128	1,381,598
Consumer loans	3,230	27,658	1,030	31,918
All other loans	26,677	20,332	114,473	161,482
Total loans	$ 1,375,510	$ 2,768,782	$ 1,867,082	$ 6,011,374

(1) Based upon remaining contractual maturity.
(2) Includes demand loans, past due loans and overdrafts.

As of December 31, 2025, loans with maturities over one year consisted of approximately $2.5 billion in fixed rate loans and approximately $2.1 billion in variable rate loans. The loan maturities noted above are based on the contractual provisions of the individual loans. The Company has no general policy regarding renewals and borrower requests, which are handled on a case-by-case basis.

Nonperforming Loans and Nonperforming Other Assets

Nonperforming loans include: (a) loans accounted for on a nonaccrual basis; (b) accruing loans contractually past due ninety days or more as to interest or principal payments; and (c) loans not included in (a) and (b) above which are defined as “modified”. Repossessed assets include primarily repossessed real estate and automobiles.

The Company’s policy is to discontinue the accrual of interest income on any loan for which principal or interest is ninety days past due. The accrual of interest is discontinued earlier when, in the opinion of management, there is reasonable doubt as to the timely collection of interest or principal. Once interest accruals are discontinued, accrued but uncollected interest is charged against current year income. Subsequent receipts on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal.

Restructured loans are loans on which, due to deterioration in the borrower’s financial condition, the original terms have been modified in favor of the borrower or either principal or interest has been forgiven. Repossessed assets represent property acquired as the result of borrower defaults on loans. These assets are recorded at estimated fair value, less estimated selling costs, at the time of foreclosure or repossession. Write-downs occurring at foreclosure are charged against the allowance for credit losses. On an ongoing basis, properties are appraised as required by market indications and applicable regulations. Write-downs for subsequent declines in value are recorded in non-interest expense in other real estate owned along with other expenses related to maintaining the properties.

The following table presents information concerning the aggregate amount of nonperforming loans and repossessed assets (dollars in thousands):

	December 31,				
	2025	2024	2023	2022	2021
Nonaccrual loans	$ 31,053	$ 28,775	$ 18,832	$ 15,956	$ 18,105
Modified loans which are performing in accordance with revised terms	895	1,060	1,296	3,214	3,931
Total nonperforming loans	31,948	29,835	20,128	19,170	22,036
Repossessed assets	2,859	2,722	1,164	4,369	5,019
Total nonperforming loans and repossessed assets	$ 34,807	$ 32,557	$ 21,292	$ 23,539	$ 27,055
Nonperforming loans to loans, before allowance for credit losses	0.53%	0.53%	0.36%	0.40%	0.55%
Nonperforming loans and repossessed assets to loans, before allowance for credit losses	0.58%	0.56%	0.38%	0.49%	0.68%

The $2.3 million increase in nonaccrual loans during 2025 resulted from the net of $20.3 million of loans put on nonaccrual status, offset by no loans transferred to other real estate owned, $4.9 million of loans charged off and $13.1 million of loans becoming current or paid-off.

The following table summarizes the composition of nonaccrual loans (dollars in thousands):

	December 31, 2025		December 31, 2024	
	Balance	% of Total	Balance	% of Total
Construction and land development	$ 5	—%	$ 6	—%
Agricultural real estate	1,181	3.80%	2,213	7.70%
1-4 family residential properties	5,763	18.60%	4,937	17.20%
Multifamily residential properties	371	1.20%	—	—%
Commercial real estate	10,381	33.40%	7,716	26.80%
Loans secured by real estate	17,701	57.00%	14,872	51.70%
Agricultural loans	19	0.10%	11,521	40.00%
Commercial and industrial loans	1,967	6.30%	2,071	7.20%
Consumer loans	182	0.60%	311	1.11%
All other loans	11,184	36.00%	—	—%
Total loans	$ 31,053	100.00%	$ 28,775	100.01%

Interest income that would have been reported if nonaccrual and restructured loans had been performing totaled $1.2 million, $1.4 million and $412,000 for the years ended December 31, 2025, 2024, and 2023, respectively.

The $137,000 increase in repossessed assets during 2025 resulted from the net of $2.0 million of additional assets repossessed, $1.5 million of repossessed assets sold, $377,000 of write-downs on existing assets, and no deferred fair value marks were recognized. The following table summarizes the composition of repossessed assets (dollars in thousands):

	December 31, 2025		December 31, 2024	
	Balance	% of Total	Balance	% of Total
Construction and land development	$ 772	27.0%	$ 1,084	39.8%
1-4 family residential properties	56	2.0%	568	20.9%
Commercial real estate	2,029	71.0%	527	19.4%
Total real estate	2,857	99.9%	2,179	80.1%
Consumer loans	2	0.1%	543	19.9%
Total repossessed collateral	$ 2,859	100.0%	$ 2,722	100.0%

Repossessed assets sold during 2025 resulted in net gains of $52,000 related to real estate asset sales and $1,000 of net gains related to other assets sales. The Company also recognized no deferred gains, recorded $377,000 of write-downs on three real estate properties owned, and recorded no change in fair market value discount.

Loan Quality and Allowance for Credit Losses

The allowance for credit losses represents management's estimate of the reserve necessary to adequately account for probable losses existing in the current portfolio. The provision for credit losses is the charge against current earnings that is determined by management as the amount needed to maintain an adequate allowance for credit losses. In determining the adequacy of the allowance for credit losses, and therefore the provision to be charged to current earnings, management relies predominantly on a disciplined credit review and approval process that extends to the full range of the Company's credit exposure. The review process is directed by overall lending policy and is intended to identify, at the earliest possible stage, borrowers who might be facing financial difficulty. Once identified, the magnitude of exposure to individual borrowers is quantified in the form of specific allocations of the allowance for credit losses. Management considers collateral values and guarantees in the determination of such specific allocations. Additional factors considered by management in evaluating the overall adequacy of the allowance include historical net credit losses, the level and composition of nonaccrual, past due and renegotiated loans, trends in volumes and terms of loans, effects of changes in risk selection and underwriting standards or lending practices, lending staff changes, concentrations of credit, industry conditions and the current economic conditions in the region where the Company operates.

Management reviews economic factors including the potential for reduced cash flow for commercial operating loans from reduction in sales or increased operating costs, decreased occupancy rates for commercial buildings, the uncertainty regarding grain prices, increased operating costs for farmers, and increased levels of unemployment impacting consumers' ability to pay. Each of these economic uncertainties was taken into consideration in developing the level of the reserve. Management considers the allowance for credit losses a critical accounting policy.

Management recognizes there are risk factors that are inherent in the Company's loan portfolio. All financial institutions face risk factors in their loan portfolios because risk exposure is a function of the business. The Company's operations (and therefore its loans) are concentrated in central Illinois, an area where agriculture is the dominant industry. Accordingly, lending and other business relationships with agriculture-based businesses are critical to the Company's success. At December 31, 2025, the Company's loan portfolio included $681.4 million of loans to borrowers whose businesses are directly related to agriculture. Of this amount, $577.9 million was concentrated in other grain farming. Total loans to borrowers whose businesses are directly related to agriculture increased $50.9 million from $630.6 million at December 31, 2024 while loans concentrated in other grain farming increased $70.3 million from $507.6 million at December 31, 2024. While the Company adheres to sound underwriting practices, including collateralization of loans, any extended period of low commodity prices, drought conditions, significantly reduced yields on crops and/or reduced levels of government assistance to the agricultural industry could result in an increase in the level of problem agriculture loans and potentially result in credit losses within the agricultural portfolio. The Company also has $1.1 billion of loans to lessors of non-residential buildings, $225.6 million of loans concentrated in hotels and motels, and $641.8 million of loans to lessors of residential buildings and dwellings.

The structure of the Company's loan approval process is based on progressively larger lending authorities granted to individual loan officers, loan committees, and ultimately the Board of Directors. Outstanding balances to one borrower or affiliated borrowers are limited by federal regulation; however, limits well below the regulatory thresholds are generally observed. Most of the Company's loans are to businesses located in the geographic market areas served by the Company's branch network. Additionally, a significant portion of the collateral securing the loans in the portfolio is located within the Company's primary geographic footprint. In general, the Company adheres to loan underwriting standards consistent with industry guidelines for all loan segments.

The Company minimizes credit risk by adhering to sound underwriting and credit review policies. Management and the Board of Directors of the Company review these policies at least annually. Senior management is actively involved in business development efforts and the maintenance and monitoring of credit underwriting and approval. The loan review system and controls are designed to identify, monitor, and address asset quality problems in an accurate and timely manner. On a quarterly basis, the Board of Directors and management review the status of problem loans and determine a best estimate of the allowance. In addition to internal policies and controls, regulatory authorities periodically review asset quality and the overall adequacy of the allowance for credit losses.

Analysis of the allowance for credit losses for the past five years and of changes in the allowance for these periods is summarized as follows (dollars in thousands):

	2025	2024	2023	2022	2021
Average loans outstanding, net of unearned income	$ 5,749,728	$ 5,558,527	$ 5,079,949	$ 4,518,566	$ 3,778,142
Allowance-beginning of period	70,182	68,675	59,093	54,655	41,910
Initial allowance on loans purchased with credit deterioration	—	—	3,791	863	2,074
Charge-offs:					
Construction and land development	107	—	14	2	205
1-4 family residential properties	156	195	87	191	371
Commercial real estate	1,197	451	25	414	535
Agricultural loans	2,503	2,410	408	93	—
Commercial and industrial loans	2,485	688	529	870	3,118
Consumer loans	1,425	2,004	1,568	1,380	1,405
Total charge-offs	7,873	5,748	2,631	2,950	5,634
Recoveries:					
Construction and land development	—	5	—	100	—
Agricultural real estate	53	—	—	—	—
1-4 family residential properties	264	339	216	359	211
Commercial real estate	114	184	805	385	60
Agricultural loans	1,022	75	38	54	1
Commercial and industrial loans	586	330	576	208	139
Consumer loans	606	687	683	613	743
Total recoveries	2,645	1,620	2,318	1,719	1,154
Net charge-offs	5,228	4,128	313	1,231	4,480
Provision for credit losses	9,921	5,635	6,104	4,806	15,151
Allowance-end of period	$ 74,875	$ 70,182	$ 68,675	$ 59,093	$ 54,655
Ratio of annualized net charge-offs to average loans	0.09%	0.07%	0.01%	0.03%	0.12%
Ratio of allowance for credit losses to loans outstanding (less unearned interest at end of period)	1.25%	1.24%	1.23%	1.22%	1.37%
Ratio of allowance for credit losses to nonperforming loans	234.4%	235.2%	341.2%	308.3%	248.0%

The ratio of the allowance for credit losses to nonperforming loans was 234.4% as of December 31, 2025 compared to 235.2% as of December 31, 2024. The decrease in this ratio is primarily due to an increase in nonperforming loans. Management believes that the overall estimate of the allowance for credit losses appropriately accounts for probable losses attributable to current exposures.

During 2025, the Company had net charge-offs of $5.2 million compared to $4.1 million in 2024. During 2025, there were significant charge-offs of two commercial real estate loans to two borrowers of $1 million, one construction and land development loan to one borrower of $107,000, nine agricultural operating loans to eight borrowers of $1.8 million, and ten commercial operating loans to eight borrowers of $2.3 million. During 2024, there were significant charge-offs of two commercial real estate loans to two borrowers of $451,000, one agricultural operating loan to one borrower of $2.1 million, and a significant charge-off of one commercial operating loan to one borrower of $466,000.

At December 31, 2025, the allowance for credit losses amounted to $74.9 million or 1.25% of total loans. At December 31, 2024, the allowance for credit losses amounted to $70.2 million or 1.24% of total loans.

The allowance for credit losses, in management's judgment, was allocated as follows to cover probable credit losses (dollars in thousands):

	December 31, 2025		December 31, 2024		December 31, 2023	
	Allowance for credit losses	% of loans to total loans	Allowance for credit losses	% of loans to total loans	Allowance for credit losses	% of loans to total loans
Construction and land development	$ 5,129	6.0%	$ 3,275	4.2%	$ 2,918	3.7%
Agriculture real estate	1,283	6.2%	1,361	6.9%	1,366	7.0%
1-4 family residential	3,753	8.1%	3,579	8.8%	4,220	9.7%
Commercial real estate	35,589	48.3%	32,669	48.5%	31,758	48.5%
Agricultural loans	1,401	5.1%	1,957	4.2%	705	3.5%
Commercial and industrial	26,285	25.9%	25,602	26.5%	25,450	26.0%
Consumer	1,435	0.4%	1,739	0.9%	2,258	1.6%
Allowance at end of year	$ 74,875	100.0%	$ 70,182	100.0%	$ 68,675	100.0%

	December 31, 2022		December 31, 2021	
	Allowance for credit losses	% of loans to total loans	Allowance for credit losses	% of loans to total loans
Construction and land development	$ 2,250	3.0%	$ 1,743	3.6%
Agriculture real estate	1,433	8.5%	1,257	7.0%
1-4 family residential	3,742	9.1%	2,330	10.0%
Commercial real estate	28,157	48.2%	26,246	49.2%
Agricultural loans	585	3.5%	983	3.8%
Commercial and industrial	20,808	25.7%	19,241	24.4%
Consumer	2,118	2.0%	2,855	2.0%
Allowance at end of year	$ 59,093	100.0%	$ 54,655	100.0%

Deposits

Funding of the Company's earning assets is substantially provided by a combination of consumer, commercial and public fund deposits. The Company continues to focus its strategies and emphasis on commercial and retail core deposits, the major component of funding sources. The following table sets forth the average deposits and weighted average rates for the years ended December 31, 2025, 2024, and 2023 (dollars in thousands):

	2025		2024		2023	
	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate
Demand deposits:						
Non-interest-bearing	$ 1,353,150	—%	$ 1,407,537	—%	$ 1,312,023	—%
Interest-bearing	3,132,691	1.96%	3,040,397	2.24%	2,618,452	1.83%
Savings	633,186	0.12%	675,622	0.12%	663,760	0.11%
Time deposits	1,074,940	3.37%	1,019,629	3.74%	961,162	2.98%
Total average deposits	$ 6,193,967	1.59%	$ 6,143,185	1.74%	$ 5,555,397	1.40%

As of December 31, 2025, 2024, and 2023, the Company held $1.7 billion, $1.6 billion, and $1.7 billion, respectively, of uninsured deposits for customers.

The following table sets forth the high and low month-end balances for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	2025	2024	2023
High month-end balances of total deposits	$ 6,395,273	$ 6,242,937	$ 6,346,324
Low month-end balances of total deposits	6,081,565	6,057,095	5,030,778

In 2025, the average balance of deposits increased by $50.8 million from 2024. The increase in 2025 was primarily due to an increase in time deposits through organic growth and use of brokered CDs. The increase in 2024 was primarily due to deposits added in the acquisition of Blackhawk Bank being present the entire calendar year.

Balances of time deposits of more than $250,000 include time deposits maintained for public fund entities and consumer time deposits. The following table sets forth the maturity of time deposits of more than $250,000 (in thousands):

	December 31,		
	2025	2024	2023
Three months or less	$ 230,788	$ 160,545	$ 70,578
Over three months through twelve months	129,513	130,242	216,904
Over one year through three years	57,451	48,784	48,701
Over three years	2,512	1,965	35,494
Total	$ 420,264	$ 341,536	$ 371,677

The balance of time deposits of more than $250,000 increased $78.7 million from December 31, 2024 to December 31, 2025. The increase was primarily attributable to a combination of higher wholesale deposit balances and targeted internal marketing efforts, implemented to attract new time deposit funding to support the Company's liquidity needs. The balance of time deposits of more than $250,000 decreased $30.1 million from December 31, 2023 to December 31, 2024. The decrease was primarily due to intentional efforts to lower funding costs by reducing non-relationship time deports.

In 2025 the Company maintained account relationships with various public entities throughout its market areas. These public entities had total balances of $193.6 million and $261.2 million in various checking accounts and time deposits as of December 31, 2025 and 2024, respectively. These balances are subject to change depending upon the cash flow needs of the public entity.

Repurchase Agreements and Other Borrowings

Securities sold under agreements to repurchase are short-term obligations of First Mid Bank. These obligations are collateralized with certain government securities that are direct obligations of the United States or one of its agencies. These retail repurchase agreements are a cash management service to its corporate customers. Other borrowings consist of Federal Home Loan Bank (“FHLB”) advances, federal funds purchased, loans (short-term or long-term debt) that the Company has outstanding, subordinated debt and junior subordinated debentures.

Information relating to securities sold under agreements to repurchase and other borrowings as December 31, 2025, 2024, and 2023 is presented below (dollars in thousands):

	2025	2024	2023
Securities sold under agreements to repurchase	$ 196,716	$ 204,122	$ 213,721
Federal Home Loan Bank advances:			
FHLB-overnight	—	90,000	—
Fixed term – due in one year or less	25,000	7,435	60,000
Fixed term – due after one year	245,000	145,085	203,787
Other borrowings:			
Federal funds purchased	—	—	—
Debt due in one year or less	—	—	—
Subordinated debt	60,008	87,472	106,755
Junior subordinated debentures	24,454	24,280	24,058
Total	$ 551,178	$ 558,394	$ 608,321
Average interest rate at end of period	3.54%	3.30%	4.41%
Maximum outstanding at any month-end:			
Securities sold under agreements to repurchase	$ 219,772	$ 282,285	$ 231,650
Federal Home Loan Bank advances:			
FHLB-overnight	25,000	90,000	150,000
Fixed term – due in one year or less	50,000	65,000	105,024
Fixed term – due after one year	245,000	223,744	415,005
Other borrowings:			
Federal funds purchased	—	—	—
Debt due in one year or less	4,000	—	—
Subordinated debt	87,505	106,934	106,755
Junior subordinated debentures	24,454	24,280	24,058
Averages for the period (YTD):			
Securities sold under agreements to repurchase	$ 199,430	$ 221,789	$ 225,307
Federal Home Loan Bank advances:			
FHLB-overnight	6,142	560	55,104
Fixed term – due in one year or less	16,616	45,587	95,669
Fixed term – due after one year	203,363	193,802	311,424
Other borrowings:			
Federal funds purchased	39	—	192
Loans due in one year or less	361	—	—
Subordinated debt	76,140	99,313	99,638
Junior subordinated debentures	24,376	24,168	21,337
Total	$ 526,467	$ 585,219	$ 808,671
Average interest rate during the period	3.51%	3.71%	2.16%

Securities sold under agreements to repurchase decreased $7.4 million during 2025 primarily due to the seasonal demands in balances and change in cash flow needs of various customers. FHLB advances represent borrowings by the First Mid Bank to economically fund loan demand. At December 31, 2025, FHLB advances totaled $270.0 million with a weighted-average interest rate of 3.44% and maturities from June 2026 to March 2035. At December 31, 2024, FHLB advances totaled $242.4 million with a weighted-average interest rate of 3.97% and maturities from March 2025 to December 2029.

The Company is party to a revolving credit agreement with The Northern Trust Company in the amount of $15 million. The balance on this line of credit was $0 as of December 31, 2025. This loan was renewed on April 4, 2025 for one year as a revolving credit agreement with a maximum available balance of $15 million. The interest rate is floating at 2.25% over the federal funds rate. The Company and its subsidiary banks were in compliance with the existing covenants at December 31, 2025 and 2024.

On October 6, 2020, the Company issued and sold $96.0 million in aggregate principal amount of its 3.95% Fixed-to-Floating Rate Subordinated Notes due 2030 (the "Notes"). The Notes were issued pursuant to the Indenture, dated as of October 6, 2020 (the "Base Indenture"), between the Company and U.S. Bank National Association, as trustee (the "Trustee"), as supplemented by the First Supplemental Indenture, dated as of October 6, 2020 (the "Supplemental Indenture"), between the Company and the Trustee. The Base Indenture, as amended and supplemented by the Supplemental Indenture, governs the terms of the Notes and provides that the Notes are unsecured, subordinated debt obligations of the Company and will mature on October 15, 2030. From and including the date of issuance to, but excluding October 15, 2025, the Notes bore interest at an initial rate of 3.95% per annum. From and including October 15, 2025 to, but excluding the maturity date or earlier redemption, the Notes will bear interest at a floating rate equal to three-month Term SOFR plus a spread of 383 basis points, or such other rate as determined pursuant to the Supplemental Indenture, provided that in no event shall the applicable floating interest rate be less than zero per annum (7.5% and 3.95% at December 31, 2025 and 2024, respectively). On June 7, 2024, August 27, 2024, and September 6, 2024, the Company repurchased in open market transactions and subsequently cancelled $4.0 million, $15.0 million, and $1.0 million respectively, of the outstanding Notes. On October 15, 2025, the Company paid down $20 million of the outstanding Notes. As a result, as of December 31, 2025, $56 million in aggregate principal amount of the Notes remain issued and outstanding.

The Company may, beginning with the interest payment date of October 15, 2025, and on any interest payment date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. The Company may also redeem the Notes at any time, including prior to October 15, 2025, at the Company's option, in whole but not in part, if: (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes; (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 capital for regulatory capital purposes; or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended; in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date.

On August 15, 2023, the Company assumed, as part of the Blackhawk Bancorp, Inc. acquisition, $7.5 million principal amount of 3.5% Fixed-to-Floating Rate Subordinated Notes due 2031 ("Blackhawk Subordinated Debt I"). Blackhawk Subordinated Debt I was issued pursuant to Indenture between the Company and UMB Bank, as trustee. This Indenture governs the terms of the Blackhawk Subordinated Debt I and provides that such notes are unsecured, subordinated debt obligations of the Company and will mature on May 14, 2031. From and including the date of issuance to, but excluding May 14, 2026, the notes will bear interest at an initial rate of 3.5% per annum. From and including May 14, 2026 to, but excluding the maturity date, the notes will bear interest at a floating rate equal to three-month Term SOFR plus a spread of 285 basis points. On February 5, 2025, the Company repurchased in open market transactions and subsequently cancelled $3.0 million of the outstanding Blackhawk Subordinated Debt I Notes. As a result, as of December 31, 2025, $4.5 million in aggregate principal amount of Blackhawk Subordinated Debt I Notes remain issued and outstanding.

On August 15, 2023, the Company assumed, as part of the Blackhawk Bancorp, Inc. acquisition, $7.5 million principal amount of 3.875% Fixed-to-Floating Rate Subordinated Notes due 2036 ("Blackhawk Subordinated Debt II"). Blackhawk Subordinated Debt II was issued pursuant to Indenture between the Company and UMB Bank, as trustee. This Indenture governs the terms of the Blackhawk Subordinated Debt II and provides that such notes are unsecured, subordinated debt obligations of the Company and will mature on May 14, 2036. From and including the date of issuance to, but excluding May 14, 2031, the notes will bear interest at an initial rate of 3.875% per annum. From and including May 14, 2031 to, but excluding the maturity date, the notes will bear interest at a floating rate equal to three-month Term SOFR plus a spread of 255 basis points. On February 5, 2025, the Company repurchased in open market transactions and subsequently cancelled $7.0 million of the outstanding Blackhawk Subordinated Debt II Notes. As a result, as of December 31, 2025, $500,000 in aggregate principal amount of Blackhawk Subordinated Debt II Notes remain issued and outstanding.

On April 26, 2006, the Company completed the issuance and sale of $10 million of fixed/floating rate trust preferred securities through First Mid-Illinois Statutory Trust II ("Trust II"), a statutory business trust and wholly owned unconsolidated subsidiary of the Company, as part of a pooled offering. The Company established Trust II for the purpose of issuing the trust preferred securities. The $10.0 million in proceeds from the trust preferred issuance and an additional $310,000 for the Company's investment in common equity of Trust II, a total of $10.3 million, was invested in junior subordinated debentures of the Company. The underlying junior subordinated debentures issued by the Company to Trust II mature in 2036, bore interest at a fixed rate of 6.98% paid quarterly until June 15, 2011 and then converted to floating rate (SOFR plus 160 basis points) after June 15, 2011 (5.59% and 6.81% at December 31, 2025 and 2024, respectively). The net proceeds to the Company were used for general corporate purposes, including the Company's acquisition of Mansfield Bancorp, Inc. in 2006.

On September 8, 2016, the Company assumed the trust preferred securities of Clover Leaf Statutory Trust I ("CLST I"), a statutory business trust that was a wholly owned unconsolidated subsidiary of First Clover Financial. The $4.0 million of trust preferred securities and an additional $124,000 additional investment in common equity of CLST I, is invested in junior subordinated debentures issued to CLST I. The subordinated debentures matured in 2025, bear interest at three-month SOFR plus 185 basis points (5.84% and 7.06% at December 31, 2025 and 2024, respectively) and resets quarterly.

On May 1, 2018, the Company assumed the trust preferred securities of FBTC Statutory Trust I ("FBTCST I"), a statutory business trust that was a wholly owned unconsolidated subsidiary of First BancTrust Corporation. The $6.0 million of trust preferred securities and an additional $186,000 additional investment in common equity of FBTCST I is invested in junior subordinated debentures issued to FBTCST I. The subordinated debentures mature in 2035, bear interest at three-month SOFR plus 170 basis points (5.69% and 6.91% at December 31, 2025 and 2024, respectively) and resets quarterly.

On August 15, 2023, the Company assumed the trust preferred securities of Blackhawk Statutory Trust I ("BHST I"), a statutory business trust that was a wholly owned unconsolidated subsidiary of Blackhawk Bancorp, Inc. The $1.0 million of trust preferred securities and an additional $31,000 investment in common equity of BHST I is invested in junior subordinated debentures issued to BHST I. The subordinated debentures mature in 2032, bear interest at three-month SOFR plus 325 basis points (7.20% and 8.17% at December 31, 2025 and 2024, respectively) and resets quarterly.

On August 15, 2023, the Company assumed the trust preferred securities of Blackhawk Statutory Trust II ("BHST II"), a statutory business trust that was a wholly owned unconsolidated subsidiary of Blackhawk Bancorp, Inc. The $4.0 million of trust preferred securities and an additional $124,000 investment in common equity of BHST II is invested in junior subordinated debentures issued to BHST II. The subordinated debentures mature in 2035, bear interest at three-month SOFR plus 205 basis points (6.02% and 7.25% at December 31, 2025 and 2024, respectively) and resets quarterly.

The trust preferred securities issued by Trust II, CLST I, FBTCST I, BHST I, and BHST II are included as Tier 1 capital of the Company for regulatory capital purposes. On March 1, 2005, the Federal Reserve Board adopted a final rule that allows the continued limited inclusion of trust preferred securities in the calculation of Tier 1 capital for regulatory purposes. The final rule provided a five-year transition period, ending September 30, 2010, for application of the revised quantitative limits. On March 17, 2009, the Federal Reserve Board adopted an additional final rule that delayed the effective date of the new limits on inclusion of trust preferred securities in the calculation of Tier 1 capital until March 31, 2012. The application of the revised quantitative limits did not and is not expected to have a significant impact on its calculation of Tier 1 capital for regulatory purposes or its classification as well-capitalized. The Dodd-Frank Act, signed into law July 21, 2010, removes trust preferred securities as a permitted component of a holding company's Tier 1 capital after a three-year phase-in period beginning January 1, 2013 for larger holding companies. For holding companies with less than $15 billion in consolidated assets, existing issues of trust preferred securities are grandfathered and not subject to this new restriction. New issuances of trust preferred securities, however, would not count as Tier 1 regulatory capital.

In addition to requirements of the Dodd-Frank Act discussed above, the act also required the federal banking agencies to adopt rules that prohibit banks and their affiliates from engaging in proprietary trading and investing in and sponsoring certain unregistered investment companies (defined as hedge funds and private equity funds). This rule is generally referred to as the "Volcker Rule." On December 10, 2013, the federal banking agencies issued final rules to implement the prohibitions required by the Volcker Rule. Following the publication of the final rule, and in reaction to concerns in the banking industry regarding the adverse impact the final rule's treatment of certain collateralized debt instruments has on community banks, the federal banking agencies approved a final rule to permit banking entities to retain interests in certain collateralized debt obligations backed primarily by trust preferred securities. Under the final rule, the agencies permit the retention of an interest in or sponsorship of covered funds by banking entities under $15 billion in assets if (1) the collateralized debt obligation was established and issued prior to May 19, 2010, (2) the banking entity reasonably believes that the offering proceeds received by the collateralized debt obligation were invested primarily in qualifying trust preferred collateral, and (3) the banking entity's interests in the collateralized debt obligation was acquired on or prior to December 10, 2013. Although the Volcker Rule impacts many large banking entities, the Company does not currently anticipate that the Volcker Rule will have a material effect on the operations of the Company or First Mid Bank.

Interest Rate Sensitivity

The Company seeks to maximize its net interest margin while maintaining an acceptable level of interest rate risk. Interest rate risk can be defined as the amount of forecasted net interest income that may be gained or lost due to changes in the interest rate environment, a variable over which management has no control. Interest rate risk, or sensitivity, arises when the maturity or repricing characteristics of interest-bearing assets differ significantly from the maturity or repricing characteristics of interest-bearing liabilities. The Company monitors its interest rate sensitivity position to maintain a balance between rate sensitive assets and rate sensitive liabilities. This balance serves to limit the adverse effects of changes in interest rates. The Company's asset liability management committee (ALCO) oversees the interest rate sensitivity position and directs the overall allocation of funds.

In the banking industry, a traditional way to measure potential net interest income exposure to changes in interest rates is through a technique known as "static GAP" analysis which measures the cumulative differences between the amounts of assets and liabilities maturing or repricing at various intervals. The Company has also assumed prepayments of loan assets in amounts consistent with market expectations. By comparing the volumes of interest-bearing assets and liabilities that have contractual maturities, repricing points, and prepayments at various times in the future, management can gain insight into the amount of interest rate risk embedded in the balance sheet.

The following table sets forth the Company's interest rate repricing GAP for selected maturity periods at December 31, 2025 (dollars in thousands):

	Rate Sensitive Within					
	1 year	1-3 years	3-5 years	Thereafter	Total	Fair Value
Interest-earning assets:						
Federal funds sold and other interest-bearing deposits	$ 197,696	$ —	$ —	$ —	$ 197,696	$ 197,696
Certificates of deposit investments	1,740	—	—	—	1,740	1,740
Taxable investment securities	85,628	186,300	168,489	377,882	818,299	818,299
Nontaxable investment securities	48,445	57,453	43,125	116,437	265,460	265,460
Loans	3,586,665	1,672,391	562,900	189,418	6,011,374	5,761,258
Total	$ 3,920,174	$ 1,916,144	$ 774,514	$ 683,737	$ 7,294,569	$ 7,044,453
Interest-bearing liabilities:						
Savings and NOW accounts	$ 1,262,045	$ —	$ —	$ 1,472,737	$ 2,734,782	$ 2,734,782
Money market accounts	1,138,464	—	—	—	1,138,464	1,138,464
Other time deposits	988,464	123,759	17,270	—	1,129,493	1,056,659
Short-term borrowings/debt	196,716	—	—	—	196,716	196,716
Long-term borrowings/debt	209,070	100,000	45,000	392	354,462	353,221
Total	$ 3,794,759	$ 223,759	$ 62,270	$ 1,473,129	$ 5,553,917	$ 5,479,842
Rate sensitive assets – rate sensitive liabilities	$ 125,415	$ 1,692,385	$ 712,244	$ (789,392)	$ 1,740,652	
Cumulative GAP	$ 125,415	$ 1,817,800	$ 2,530,045	$ 1,740,652		
Cumulative amounts as % of total rate sensitive assets	1.7%	23.2%	9.8%	(10.8)%		
Cumulative ratio	1.7%	24.9%	34.7%	23.9%		

The static GAP analysis shows that at December 31, 2025, the Company was liability sensitive, on a cumulative basis, through the twelve-month time horizon. This indicates that future increases in interest rates could have an adverse effect on net interest income. There are several ways the Company measures and manages the exposure to interest rate sensitivity, including static GAP analysis. The Company's ALCO also uses other financial models to project interest income under various rate scenarios and prepayment/extension assumptions consistent with First Mid Bank's historical experience and with known industry trends. ALCO meets at least monthly to review the Company's exposure to interest rate changes as indicated by the various techniques and to make necessary changes in the composition terms and/or rates of the assets and liabilities.

Capital Resources

At December 31, 2025, the Company's stockholders' equity had increased approximately $112.3 million, or 13.3%, to $958.7 million from $846.4 million as of December 31, 2024. During 2025, net income contributed $91.7 million to equity before the payment of dividends to stockholders of $23.4 million. The change in market value of available-for-sale investment securities increased stockholders' equity by $41.1 million, net of tax.

Stock Plans

Deferred Compensation Plan. The Company follows the provisions of the Emerging Issues Task Force Issue No. 97-14, "*Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested*" ("EITF 97-14"), which was codified into ASC 710-10, for purposes of the First Mid Bancshares, Inc. Amended and Restated Deferred Compensation Plan ("DCP"). At December 31, 2025, the Company classified the cost basis of its common stock issued and held in trust in connection with the DCP of approximately $6.8 million as treasury stock. The Company also classified the cost basis of its related deferred compensation obligation of approximately $6.8 million as an equity instrument (deferred compensation).

The DCP was effective as of June 1984. The purpose of the DCP is to enable directors, advisory directors, and key employees the opportunity to defer a portion of the fees and cash compensation paid by the Company as a means of maximizing the effectiveness and flexibility of compensation arrangements. The Company invests all participants' deferrals in shares of common stock. Dividends paid on the shares are credited to participants' DCP accounts and invested in additional shares.

First Retirement and Savings Plan. The First Retirement Savings Plan ("401(k) plan") was effective beginning in 1985. Employees are eligible to participate in the 401(k) plan after three months of service with the Company.

Stock Incentive Plan. At the Annual Meeting of Stockholders held April 26, 2017, the stockholders approved the 2017 Stock Incentive Plan ("SI Plan"). The SI Plan was implemented to succeed the Company's 2007 Stock Incentive Plan, which had a ten-year term. At the Annual Meeting of Stockholders held on April 30, 2025, the stockholders approved amendments to the SI Plan to change the name of the plan to the 2025 Stock Incentive Plan and to extend the term of the plan to January 21, 2035. The SI Plan is intended to provide a means whereby directors, employees, consultants and advisors of the Company and its Subsidiaries may sustain a sense of proprietorship and personal involvement in the continued development and financial success of the Company and its Subsidiaries, thereby advancing the interests of the Company and its stockholders. Accordingly, directors and selected employees, consultants and advisors may be provided the opportunity to acquire shares of Common Stock of the Company on the terms and conditions established in the SI Plan.

Following the stockholders' approval at the 2025 annual meeting of the Company, a maximum of 1 million shares of common stock may be issued under the SI Plan. During 2025, 2024, and 2023, the Company awarded 84,097 and 80,332, and 45,986 shares as stock and stock unit awards, respectively. This SI Plan is more fully described in Note 13 - Stock Incentive Plan.

Stock Repurchase Program. On June 24, 2025, the Board of Directors approved a repurchase program (the "2025 Repurchase Program"), which became effective on July 1, 2025. The 2025 Repurchase Program supersedes all previous repurchase plans and authorizes the Company to repurchase up to 1.2 million shares of the Company's common stock. During 2025, the Company did not repurchase any shares. As of December 31, 2025, the Company had approximately 1.2 million shares or approximately $46.8 million in remaining capacity under the 2025 Repurchase Program.

Although the Company adopted the repurchase plan, the Company may make discretionary repurchases in the open market or in privately negotiated transactions from time to time. The timing, manner, price and amount of any such repurchases will be determined by the Company at its discretion and will depend upon a variety of factors including economic and market conditions, price, applicable legal requirements and other factors.

Employee Stock Purchase Plan. At the Annual Meeting of Stockholders held April 25, 2018, the stockholders approved the First Mid Bancshares, Inc. Employee Stock Purchase Plan ("ESPP"). The ESPP provides eligible employees with the opportunity to purchase shares of common stock of the Company at a 15% discount through payroll deductions. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. A maximum of 600,000 shares of common stock may be issued under the ESPP. As of December 31, 2025, 2024, and 2023, 29,313, 32,936, and 38,989 shares, respectively were issued pursuant to ESPP. As of December 31, 2025, there were 444,023 shares unassigned but available to be issued under the ESPP.

Capital Ratios

For 2025, the minimum regulatory ratios required for minimum capital adequacy purposes plus the capital buffer are 10.5% for the Total Risk-based capital ratio, 8.5% for the Tier 1 Risk-based capital ratio, 7.0% for the Common Equity Tier 1 capital ratio, and 4.0% for the Tier 1 Leverage ratio. The Company and First Mid Bank have capital ratios above the minimum regulatory capital requirements and, as of December 31, 2025, the Company and First Mid Bank had capital ratios above the levels required for categorization as well-capitalized under the capital adequacy guidelines established by the bank regulatory agencies. A tabulation of the Company and First Mid Bank's capital ratios as of December 31, 2025 follows:

	Total Risk-based Capital Ratio	Tier 1 Risk-based Capital Ratio	Common Equity Tier 1 Capital Ratio	Tier One Leverage Ratio (Capital to Average Assets)
First Mid Bancshares, Inc. (Consolidated)	15.67%	13.55%	13.16%	11.07%
First Mid Bank	14.47%	13.29%	13.29%	10.88%

Liquidity

Liquidity represents the ability of the Company and its subsidiaries to meet all present and future financial obligations arising in the daily operations of the business. Financial obligations consist of the need for funds to meet extensions of credit, deposit withdrawals and debt servicing. The Company's liquidity management focuses on the ability to obtain funds economically through assets that may be converted into cash at minimal costs or through other sources. The Company's other sources of

cash include overnight federal fund lines, Federal Home Loan Bank advances, the ability to borrow at the Federal Reserve Bank of Chicago, and the Company's operating line of credit with The Northern Trust Company. Details for these sources include:

- First Mid Bank has $130 million available in overnight federal fund lines, including $30 million from First Horizon Bank, N.A., $25 million from Zions Bank, $20 million from U.S. Bank, N.A., $20 million from BMO Bank, N.A., $20 million from Bankers' Bank., and $15 million from The Northern Trust Company. Availability of the funds is subject to First Mid Bank meeting minimum regulatory capital requirements for total capital to risk-weighted assets and Tier 1 capital to total average assets. As of December 31, 2025, First Mid Bank met these regulatory requirements.
- First Mid Bank can borrow from the Federal Home Loan Bank as a source of liquidity. Availability of the funds is subject to the pledging of collateral to the Federal Home Loan Bank. Collateral that is pledged includes one-to-four family residential real estate loans, commercial real estate loans, multi-family loans, and farmland. At December 31, 2025, the excess collateral at the FHLB would support approximately $1.6 billion of additional advances for First Mid Bank.
- First Mid Bank is a member of the Federal Reserve System and can borrow funds provided that sufficient collateral is pledged.
- First Mid Bank has received formal approval from the Federal Reserve Bank and can participate in the Borrower-in-Custody (BIC) program. As a result, the Bank can pledge loans as collateral at the Federal Reserve Bank's Discount Window while retaining custody of the pledged loans. The program enhanced our contingent liquidity position by approximately $316.0 million as of December 31, 2025.
- In addition, as of December 31, 2025, the Company had a revolving credit agreement in the amount of $15 million with The Northern Trust Company with an outstanding balance of $0 and $15 million in available funds. This loan was renewed on April 4, 2025 for one year as a revolving credit agreement. The interest rate is floating at 2.25% over the federal funds rate. The loan is unsecured. The Company and its subsidiary banks were in compliance with the existing covenants at December 31, 2025 and 2024.

Management continues to monitor its expected liquidity requirements carefully, focusing primarily on cash flows from:

- lending activities, including loan commitments, letters of credit and mortgage prepayment assumptions;
- deposit activities, including seasonal demand of private and public funds;
- investing activities, including prepayments of mortgage-backed securities and call provisions on U.S. Treasury and government agency securities; and
- operating activities, including scheduled debt repayments and dividends to stockholders.

The following table summarizes significant contractual obligations and other commitments at December 31, 2025 (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Time deposits	$ 1,129,493	$ 988,464	$ 123,759	$ 17,270	$ —
Debt	84,462	—	—	—	84,462
Other borrowings	466,716	221,716	75,000	145,000	25,000
Operating leases	14,658	3,292	5,492	3,347	2,527
Supplemental retirement	2,025	50	350	300	1,325
	$ 1,697,354	$ 1,213,522	$ 204,601	$ 165,917	$ 113,314

For the year ended December 31, 2025, net cash of $130.9 million was provided from operating activities, $302.6 million was used in investing activities, and $305.5 million was provided by financing activities. In total cash and cash equivalents increased by $133.7 million from year-end 2024.

For the year ended December 31, 2024, net cash of $124.4 million was provided from operating activities, $7.5 million was used in investing activities, and $138.8 million was used in financing activities. In total cash and cash equivalents decreased by $21.8 million from year-end 2023.

For the year ended December 31, 2023, net cash of $72.4 million was provided from operating activities, $474.4 million was provided from investing activities, and $556.2 million was used in financing activities. In total cash and cash equivalents decreased by $9.4 million from year-end 2022.

Effects of Inflation

Unlike industrial companies, virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or experience the same magnitude of changes as goods and services, since such prices are affected by inflation. In the current economic environment, liquidity and interest rate adjustments are features of the Company's assets and liabilities that are important to the maintenance of acceptable performance levels. The Company attempts to maintain a balance between monetary assets and monetary liabilities, over time, to offset these potential effects.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s market risk arises primarily from interest rate risk inherent in its lending, investing and deposit taking activities, which are restricted to First Mid Bank. For a discussion of how management of the Company addresses and evaluates interest rate risk see also “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Interest Rate Sensitivity.”

Based on the financial analysis performed as of December 31, 2025, which considers how the specific interest rate scenario would be expected to impact each interest-earning asset and each interest-bearing liability, the Company estimates that changes in the prime interest rate would impact First Mid Bank's performance, on a consolidated basis, as follows:

December 31, 2025	Increase (Decrease) In Net Interest Income ($000)	Net Interest Income (%)	Return On Average Equity 2024=10.24%
Prime rate is 6.75%			
Prime rate increase of:			
200 basis points to 8.75%	$ 10,057	4.47%	1.00%
100 basis points to 7.75%	5,857	2.60%	0.58%
Prime rate decrease of:			
100 basis points to 5.75%	(5,895)	(2.62)%	(0.59)%
200 basis points to 4.75%	(9,392)	(4.17)%	(0.95)%

The following table shows the same analysis for First Mid Bank performance as of December 31, 2024:

December 31, 2024	Increase (Decrease) In Net Interest Income ($000)	Net Interest Income (%)	Return On Average Equity 2024=9.65%
Prime rate is 7.50%			
Prime rate increase of:			
200 basis points to 9.50%	$ 4,891	2.36%	0.54%
100 basis points to 8.50%	4,304	2.08%	0.47%
Prime rate decrease of:			
100 basis points to 6.50%	(2,550)	(1.23)%	(0.28)%
200 basis points to 5.50%	(4,211)	(2.04)%	(0.47)%

The Company's Board of Directors has adopted an interest rate risk policy that establishes maximum decreases in the percentage change in net interest income of 5% in a 100 basis point rate shift and 10% in a 200 basis point rate shift. No assurance can be given that the actual net interest income would increase or decrease by such amounts in response to a 100 or 200 basis point increase or decrease in the prime rate because it is also affected by many other factors. The results above are based on one-time “shock” moves and ramped rate increases and do not take into account any management response or mitigating action.

Interest rate sensitivity analysis is also used to measure the Company’s interest risk by computing estimated changes in the Economic Value of Equity (“EVE”) of the First Mid Bank under various interest rate shocks. EVE is determined by calculating the net present value of each asset and liability category by rate shock. The net differential between assets and liabilities is the EVE. EVE is an expression of the long-term interest rate risk in the balance sheet as a whole.

The following table presents the Company's projected change in EVE, on a consolidated basis, for the various rate shock levels at December 31, 2025 and 2024 (in thousands). All market risk sensitive instruments presented in the tables are held-to-maturity or available-for-sale. The Bank has no trading securities.

	Changes In Interest Rates (basis points)	Economic Value of Equity Amount of Change ($000)	Economic Value of Equity Percent of Change (%)
December 31, 2025	+200 bp	$ (90,413)	(5.3)%
	+100 bp	(22,429)	(1.3)%
	-200 bp	(92,437)	(5.4)%
	-100 bp	(14,099)	(0.8)%
December 31, 2024	+200 bp	$ (153,538)	(10.4)%
	+100 bp	(57,075)	(3.9)%
	-200 bp	37,317	2.5%
	-100 bp	39,216	2.6%

As indicated above, at December 31, 2025, in the event of a sudden and sustained increase in prevailing market interest rates, the EVE would be expected to decrease if rates increased 100 or 200 basis points. In the event of a sudden and sustained decrease in prevailing market interest rates, the Company's EVE would be expected to increase. At December 31, 2025, the estimated changes in EVE were inside the Company’s policy guidelines that normally allow for a change in capital of +/-10% from the base case scenario under a 100 basis point shock and within the guidelines of +/- 20% from the base case scenario under a 200 basis point shock. The general level of interest rates are at historically low levels and the bank is monitoring its position and the likelihood of further rate changes.

Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and declines in deposit balances, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in the computation of EVE. Actual values may differ from those projections set forth in the table, should market conditions vary from assumptions used in the preparation of the table. Certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in First Mid Bank's portfolio change in future periods as market rates change. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to repay their adjustable-rate debt may decrease in the event of an interest rate increase.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Consolidated Balance Sheets
December 31, 2025 and 2024

(In thousands, except share data)		2025		2024
Assets				
Cash and due from banks:				
Non-interest-bearing	$	57,224	$	92,112
Interest-bearing		197,620		29,029
Federal funds sold		76		75
Cash and cash equivalents		254,920		121,216
Certificates of deposit		1,740		3,500
Investment securities:				
Available-for-sale, at fair value (amortized cost of $1,215,813 and $1,257,436 at December 31, 2025 and 2024, respectively)		1,076,883		1,063,292
Held-to-maturity, at amortized cost (estimated fair value of $2,288 and $2,279 at December 31, 2025 and 2024, respectively)		2,288		2,279
Equity securities, at fair value		4,588		4,439
Loans held for sale, at fair value		5,203		6,614
Loans		6,006,171		5,665,848
Less allowance for credit losses		(74,875)		(70,182)
Net loans		5,931,296		5,595,666
Interest receivable		39,949		38,639
Other real estate owned, net		2,857		2,179
Premises and equipment, net		90,782		100,234
Goodwill, net		203,391		203,391
Intangible assets, net		49,625		58,515
Bank owned life insurance		174,915		170,854
Right of use asset		12,674		13,861
Tax assets		46,167		59,586
Other assets		69,380		75,469
Total assets	$	7,966,658	$	7,519,734
Liabilities and stockholders' equity				
Deposits:				
Non-interest-bearing	$	1,392,534	$	1,329,155
Interest-bearing		5,002,739		4,727,941
Total deposits		6,395,273		6,057,096
Repurchase agreements with customers		196,716		204,122
Interest payable		5,782		5,280
Other borrowings		270,000		242,520
Junior subordinated debentures, net		24,454		24,280
Subordinated debt, net		60,008		87,472
Lease liability		13,210		14,190
Other liabilities		42,523		38,383
Total liabilities		7,007,966		6,673,343
Commitments and contingent liabilities (Note 17)				
Stockholders' equity:				
Common stock, $4 par value; authorized 45,000,000 shares; issued 24,671,969 and 24,564,356 shares in 2025 and 2024, respectively; outstanding 23,986,299 and 23,895,807 shares in 2025 and 2024, respectively		100,688		100,258
Additional paid-in capital		516,984		512,810
Retained earnings		463,543		395,189
Deferred compensation		2,654		2,756
Accumulated other comprehensive loss		(101,301)		(142,383)
Treasury stock at cost, 685,670 and 668,549 shares in 2025 and 2024, respectively		(23,876)		(22,239)
Total stockholders' equity		958,692		846,391
Total liabilities and stockholders' equity	$	7,966,658	$	7,519,734

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
For the years ended December 31, 2025, 2024, and 2023

(In thousands, except per share data)	2025	2024	2023
Interest income:			
Interest and fees on loans	$ 338,694	$ 320,446	$ 262,423
Interest on investment securities			
Taxable	21,593	21,273	24,949
Exempt from federal income tax	7,290	7,563	7,170
Interest on certificates of deposit	103	144	98
Interest on federal funds sold	3	53	419
Interest on deposits with other financial institutions	5,307	7,900	5,107
Total interest income	372,990	357,379	300,166
Interest expense:			
Interest on deposits	98,327	106,919	77,294
Interest on securities sold under repurchase agreements with customers	4,490	6,448	6,565
Interest on other borrowings	8,401	8,674	16,789
Interest on junior subordinated debentures	1,817	2,156	1,859
Interest on subordinated debt	3,790	4,454	4,196
Total interest expense	116,825	128,651	106,703
Net interest income	256,165	228,728	193,463
Provision for credit losses	9,921	5,635	6,104
Net interest income after provision for credit losses	246,244	223,093	187,359
Other income:			
Wealth management revenues	22,941	22,818	20,793
Insurance commissions	32,295	28,552	24,814
Service charges	12,297	12,362	10,881
Securities gains (losses), net	(2,509)	(433)	3,383
Mortgage banking revenue, net	3,660	3,957	2,282
ATM / debit card revenue	16,411	16,807	14,347
Bank owned life insurance	5,475	4,728	4,957
Other income	2,481	7,495	5,329
Total other income	93,051	96,286	86,786
Other expense:			
Salaries and employee benefits	134,615	124,134	104,962
Net occupancy and equipment expense	36,579	30,407	26,946
Net other real estate owned expense	539	411	1,862
FDIC insurance expense	3,476	3,463	3,339
Amortization of intangible assets	12,443	13,556	9,127
Stationery and supplies	1,770	1,885	1,346
Legal and professional	10,746	12,944	7,379
ATM / debit card expense	6,945	6,384	5,322
Marketing and donations	3,348	3,418	3,005
Other expense	11,786	18,381	22,452
Total other expense	222,247	214,983	185,740
Income before income taxes	117,048	104,396	88,405
Income taxes	25,299	25,498	19,470
Net income	$ 91,749	$ 78,898	$ 68,935
Per share data:			
Basic net income per common share	$ 3.84	$ 3.31	$ 3.17
Diluted net income per common share	3.83	3.30	3.15

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
For the years ended December 31, 2025, 2024, and 2023

(In thousands)	2025	2024	2023
Net income	$ 91,749	$ 78,898	$ 68,935
Other comprehensive income (loss)			
Unrealized gains (losses) on available-for-sale securities, net of taxes of ($14,757), $2,357, and ($7,140) for the years ended December 31, 2025, 2024 and 2023, respectively	39,258	(6,270)	17,482
Less: reclassification adjustment for realized gains (losses) included in net income net of taxes of ($685), ($119), and $981 for the years ended December 31, 2025, 2024 and 2023, respectively	(1,824)	(314)	2,402
Other comprehensive income (loss), net of taxes	41,082	(5,956)	15,080
Comprehensive income	$ 132,831	$ 72,942	$ 84,015

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2025, 2024, and 2023
(In thousands, except share and per share data)

	Common Stock	Additional Paid-In-Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Loss	Treasury Stock	Total
December 31, 2024	**$ 100,258**	**$ 512,810**	**$ 395,189**	**$ 2,756**	**$ (142,383)**	**$ (22,239)**	**$ 846,391**
Net income	—	—	91,749	—	—	—	91,749
Other comprehensive income, net of tax	—	—	—	—	41,082	—	41,082
Dividends on common stock ($.98 per share)	—	—	(23,395)	—	—	—	(23,395)
Issuance of 72,583 restricted common shares pursuant to the 2017 stock incentive plan, net of forfeitures	290	2,541	—	—	—	—	2,831
Issuance of 5,717 common shares pursuant to the 2017 stock incentive plan, net of forfeitures	23	200	—	—	—	—	223
Issuance of 29,313 common shares pursuant to employee stock purchase plan	117	780	—	—	—	—	897
Purchase of 17,121 treasury shares	—	—	—	—	—	(724)	(724)
Deferred compensation	—	—	—	(2,288)	—	(913)	(3,201)
Grant of restricted stock units pursuant to the 2017 stock incentive plan	—	2,070	—	—	—	—	2,070
Release of restricted stock units pursuant to the 2017 stock incentive plan	—	(1,634)	—	—	—	—	(1,634)
Vested restricted shares/units compensation expense	—	217	—	2,186	—	—	2,403
December 31, 2025	**$ 100,688**	**$ 516,984**	**$ 463,543**	**$ 2,654**	**$ (101,301)**	**$ (23,876)**	**$ 958,692**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2025, 2024, and 2023
(In thousands, except share and per share data)

	Common Stock	Additional Paid-In-Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
December 31, 2023	**$ 99,919**	**$ 509,314**	**$ 338,662**	**$ 2,629**	**$ (136,427)**	**$ (20,893)**	**$ 793,204**
Net income	—	—	78,898	—	—	—	78,898
Other comprehensive loss, net of tax	—	—	—	—	(5,956)	—	(5,956)
Dividends on common stock ($.94 per share)	—	—	(22,371)	—	—	—	(22,371)
Issuance of 45,995 restricted common shares pursuant to the 2017 stock incentive plan, net of forfeitures	184	1,358	—	—	—	—	1,542
Issuance of 5,717 common shares pursuant to the 2017 stock incentive plan, net of forfeitures	23	169	—	—	—	—	192
Issuance of 32,936 common shares pursuant to employee stock purchase plan	132	730	—	—	—	—	862
Issuance costs pursuant to acquisition of Blackhawk Bancorp, Inc.	—	—	—	—	—	—	—
Purchase of 15,978 treasury shares	—	—	—	—	—	(659)	(659)
Deferred compensation	—	—	—	(1,839)	—	(687)	(2,526)
Grant of restricted stock units pursuant to the 2017 stock incentive plan	—	1,634	—	—	—	—	1,634
Release of restricted stock units pursuant to the 2017 stock incentive plan	—	(617)	—	—	—	—	(617)
Vested restricted shares/units compensation expense	—	222	—	1,966	—	—	2,188
December 31, 2024	**$ 100,258**	**$ 512,810**	**$ 395,189**	**$ 2,756**	**$ (142,383)**	**$ (22,239)**	**$ 846,391**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2025, 2024, and 2023
(In thousands, except share and per share data)

	Common Stock	Additional Paid-In-Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
December 31, 2022	**$ 86,366**	**$ 427,001**	**$ 289,284**	**$ 2,064**	**$ (151,507)**	**$ (20,053)**	**$ 633,155**
Net income	—	—	68,935	—	—	—	68,935
Other comprehensive income, net of tax	—	—	—	—	15,080	—	15,080
Dividends on common stock ($.92 per share)	—	—	(19,557)	—	—	—	(19,557)
Issuance of 54,431 restricted common shares pursuant to the 2017 stock incentive plan, net of forfeitures	218	1,402	—	—	—	—	1,620
Issuance of 4,600 common shares pursuant to the 2017 stock incentive plan, net of forfeitures	18	109	—	—	—	—	127
Issuance of 38,989 common shares pursuant to employee stock purchase plan	156	721	—	—	—	—	877
Issuance of 3,290,222 common shares pursuant to acquisition of Blackhawk Bancorp, Inc., net proceeds	13,161	80,347	—	—	—	—	93,508
Purchase of 13,481 treasury shares	—	—	—	—	—	(465)	(465)
Deferred compensation	—	—	—	(765)	—	(375)	(1,140)
Grant of restricted stock units pursuant to the 2017 stock incentive plan	—	1,048	—	—	—	—	1,048
Release of restricted stock units pursuant to the 2017 stock incentive plan	—	(1,529)	—	—	—	—	(1,529)
Vested restricted shares/units compensation expense	—	215	—	1,330	—	—	1,545
December 31, 2023	**$ 99,919**	**$ 509,314**	**$ 338,662**	**$ 2,629**	**$ (136,427)**	**$ (20,893)**	**$ 793,204**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
For the years ended December 31, 2025, 2024, and 2023

(In thousands)	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 91,749	$ 78,898	$ 68,935
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	9,921	5,635	6,104
Depreciation, amortization and accretion, net	19,771	20,778	14,904
Change in cash surrender value of bank owned life insurance	(4,988)	(4,728)	(3,981)
Gain on cash surrender value of bank owned life insurance	(487)	—	(976)
Stock-based compensation expense	2,643	2,360	1,656
Operating lease payments	(3,309)	(3,333)	(3,263)
Loss (gain) on sale of investment securities, net	2,509	433	(3,383)
Loss (gain) on sale of other real property owned, net	325	(1,317)	4,080
Loss (gain) on sale of premises and equipment	(1,890)	1,243	131
Gain on sale of loans held for sale, net	(3,962)	(3,596)	(1,200)
Loss (gain) on repayment of subordinated debentures	589	(493)	—
Gain on repayment of other borrowings	(85)	—	—
Deferred income taxes	(2,338)	590	16,739
Increase in accrued interest receivable	(1,310)	(3,557)	(2,696)
Increase in accrued interest payable	2,263	217	1,045
Origination of loans held for sale	(166,179)	(127,020)	(62,168)
Proceeds from sale of loans held for sale	171,552	128,982	58,726
Decrease (increase) in other assets	10,566	33,524	(20,562)
(Decrease) Increase in other liabilities	3,534	(4,191)	(1,674)
Net cash provided by operating activities	130,874	124,425	72,417
Cash flows from investing activities:			
Proceeds from maturities of certificates of deposit investments	2,660	245	1,180
Purchase of certificates of deposit investments	(900)	(2,275)	(245)
Proceeds from sales of investment securities available-for-sale	51,694	32,338	343,610
Proceeds from maturities of investment securities available-for-sale	117,617	91,664	105,964
Proceeds from maturities of investment securities held-to-maturity	—	—	668
Purchase of investment securities available-for-sale	(132,065)	(20,109)	(1,462)
Purchase of held-to-maturity investment securities	(64)	(53)	—
Net increase in loans	(345,710)	(99,074)	(20,826)
Purchases of premises and equipment	(6,846)	(4,945)	(3,639)
Proceeds from sale of premises and equipment	11,179	7	—
Proceeds from sales of other real property owned, net	811	3,637	2,461
Proceeds from bank owned life insurance death benefit	1,414	—	2,048
Net cash (used in) provided by acquisition	(2,415)	(8,944)	44,621
Net cash (used in) provided by investing activities	(302,625)	(7,509)	474,380
Cash flows from financing activities:			
Net increase (decrease) in deposits	338,177	(66,563)	(328,314)
Decrease in repurchase agreements	(7,406)	(9,599)	(7,693)
Proceeds from other borrowings	200,000	165,000	150,000
Repayment of other borrowings	(172,435)	(186,171)	(351,141)
Proceeds from short-term debt	4,000	—	—
Repayment of short-term debt	(4,000)	—	—
Repayment of subordinated debentures	(29,882)	(19,455)	—
Proceeds from issuance of common stock	1,120	1,054	1,004
Purchase of treasury stock	(724)	(659)	(465)
Dividends paid on common stock	(23,395)	(22,371)	(19,557)
Net cash (used in) provided by financing activities	305,455	(138,764)	(556,166)
Increase (decrease) in cash and cash equivalents	133,704	(21,848)	(9,369)
Cash and cash equivalents at beginning of period	121,216	143,064	152,433
Cash and cash equivalents at end of period	$ 254,920	$ 121,216	$ 143,064

Consolidated Statements of Cash Flows (continued)
For the years ended December 31, 2025, 2024, and 2023

(In thousands)	2025	2024	2023
Supplemental disclosures of cash flow information			
Cash paid (received) during the period for:			
Interest	$ 116,323	$ 128,808	$ 104,612
Income taxes, net of refunds:			
US Federal	$ 13,191	$ (441)	$ 16,986
State of Illinois	3,625	(320)	3,455
State of Missouri	573	(2)	982
State of Wisconsin	385	(811)	505
Other	190	50	324
Total income taxes, net of refunds	$ 17,964	$ (1,524)	$ 22,252
Supplemental disclosures of noncash investing and financing activities			
Loans transferred to other real estate owned	$ 159	$ 4,683	$ 681
Fixed assets transferred to other real estate owned	1,861	—	—
Initial recognition of right-of-use assets in exchange for lease liabilities	1,667	2,729	1,399
Supplemental disclosure of purchase of capital stock			
Fair value of assets acquired	$ —	$ 11,449	$ 1,328,280
Consideration paid:			
Cash paid	—	9,000	10,172
Common stock issued	—	—	93,508
Total consideration paid	—	9,000	103,680
Fair value of liabilities assumed	$ —	$ 2,449	$ 1,224,600

See accompanying notes to consolidated financial statements.

First Mid Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 1 – Basis of Accounting and Consolidation

The accompanying consolidated financial statements include the accounts of First Mid Bancshares, Inc. (“Company”) and its wholly owned subsidiaries: First Mid Bank & Trust, N.A. (“First Mid Bank”), First Mid Wealth Management Company, First Mid Insurance Group, Inc. (“First Mid Insurance”) and First Mid Captive, Inc. All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America.

Acquisitions

Ray Farm Management During the quarter ended December 31, 2025, Ray Farm Management Services, Inc's (RFMS) customer list was acquired by the Company for a purchase price of $764,000 and immediately assigned to First Mid Wealth Management.

AAdvantage Insurance Group LLC During the quarter ended September 30, 2025, a portion of AAdvantage Insurance Group LLC’s (AAIG) customer list was acquired by the Company for a purchase price of $2.8 million and immediately assigned to First Mid Insurance Group.

Mid Rivers Insurance Group, Inc. During the quarter ended September 30, 2024, Mid Rivers Insurance Group, Inc. was acquired by the Company for a purchase price of $10.1 million and instantly merged into First Mid Insurance Group.

Purdum, Gray, Ingledue, Beck, Inc. During the quarter ended June 30, 2024, Purdum, Gray, Ingledue, Beck, Inc. was acquired by the Company for a purchase price of $10.2 million and instantly merged into First Mid Insurance Group.

Blackhawk Bancorp, Inc. On March 20, 2023, the Company and Eagle Sub LLC, a newly formed Wisconsin limited liability company and wholly-owned subsidiary of the Company, entered into an Agreement and Plan of Merger (the “Blackhawk Merger Agreement”) with Blackhawk Bancorp, Inc., a Wisconsin corporation (“Blackhawk”), pursuant to which, among other things, agreed to acquire 100% of the issued and outstanding shares of Blackhawk pursuant to a business combination whereby Blackhawk merged with and into Merger Sub, whereupon the separate corporate existence of Blackhawk ceased and Merger Sub continued as the surviving company and a wholly-owned subsidiary of the Company (the “Blackhawk Merger”).

Subject to the terms and conditions of the Blackhawk Merger Agreement, at the effective time of the Blackhawk Merger, each share of common stock, par value $0.01 per share, of Blackhawk issued and outstanding immediately prior to the effective time of the Blackhawk Merger (other than shares held in treasury by Blackhawk and dissenting shares) were converted into and became the right to receive 1.15 shares of common stock, par value $4.00 per share, of the Company and cash in lieu of fractional shares, less any applicable taxes required to be withheld, and subject to certain potential adjustments. On an aggregate basis, the total consideration payable by the Company at the closing of the Blackhawk Merger to Blackhawk’s shareholders and equity award holders was 3,290,222 shares of Company common stock valued at $93.5 million and $2,000 of cash in lieu of fractional shares.

The Blackhawk Merger closed August 15, 2023 and Blackhawk Bank was merged into First Mid Bank on December 1, 2023.

Note 7 provides further information on the intangibles acquired in the above acquisitions.

Pending Acquisitions

On October 29, 2025, the Company and Star Sub LLC, a newly formed Iowa limited liability company and wholly-owned subsidiary of the Company, entered into an Agreement and Plan of Merger (the "Two Rivers Merger Agreement") with Two Rivers Financial Group, Inc. an Iowa corporation (Two Rivers), pursuant to which, among other things, the Company agreed to acquire 100% of the issued and outstanding shares of Two Rivers pursuant to a business combination whereby Two Rivers will merge with and into Star Sub LLC, whereupon the separate corporate existence of Two Rivers will cease and Star Sub LLC will continue as a surviving company and a wholly-owned subsidiary of the Company (the "Two Rivers Merger").

Subject to the terms and conditions of the Two Rivers Merger Agreement, at the effective time of the Two Rivers Merger, each share of common stock of Two Rivers issued and outstanding immediately prior to the effective time of the Two Rivers Merger (other than shares held in treasury by Two Rivers) will be converted into and become the right to receive 1.225 shares of common stock of the Company, and cash in lieu of fractional shares, less any applicable taxes required to be withheld, and subject to certain potential adjustments. On an aggregate basis, the total consideration payable by the Company at the closing of the Two Rivers Merger to Two Rivers' shareholders and equity award holders is approximately 2,556,140 shares of Company common stock. The Two Rivers Merger is anticipated to be completed on February 28, 2026, and has been approved by the appropriate regulatory authorities and the shareholders of Two Rivers. The Company will account for the Two Rivers Merger under ASC 805, Business Combinations, upon closing.

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

Summary of Significant Accounting Policies

Segment Reporting

The Company operates as a single segment entity for financial reporting purposes and has adopted ASU 2023-07 during the year ended December 31, 2024. The Chief Financial and Risk Officer, Jordan Read (CFO), serves as the Company's chief operating decision maker (CODM). The CODM allocates resources and assesses performance of the Company based on the consolidated performance, excluding all significant intercompany balances and transactions, of the Company and its wholly owned subsidiaries and does not significantly utilize disaggregated segment financial information for decision making and resource allocation. As of December 31, 2025, management has reviewed the requirements of ASU 2023-07 and has determined that no additional segment disclosures are required. Specifically,

- the Company does not use the tracked performance on the disaggregated segment level for decision-making or resource allocation purposes,
- no significant segment-specific expenses or performance metrics are used internally for decision-making or resource allocation purposes, and
- the level of financial consolidation presented in these financial statements aligns with the CODM's internal reporting and decision-making process

Based on this assessment the Company's financial statement disclosures fully comply with ASU 2023-07, and no additional qualitative segment disclosures are necessary.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company uses estimates and employs the judgments of management in determining the amount of its allowance for credit losses and income tax accruals and deferrals, in its fair value measurements of investment securities, and in the evaluation of impairment of loans, goodwill, investment securities, and premises and equipment. As with any estimate, actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses. In connection with the determination of the allowance for credit losses, management obtains independent appraisals for significant properties.

Fair Value Measurements

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company estimates the fair value of a financial instrument using a variety of valuation methods. Where financial instruments are actively traded and have quoted market prices, quoted market prices are used for fair value. When the financial instruments are not actively traded, other observable market inputs, such as quoted prices of securities with similar characteristics, may be used, if available, to determine fair value. When observable market prices do not exist, the Company estimates fair value. The Company's valuation methods consider factors such as liquidity and concentration concerns. Other factors such as model assumptions, market dislocations, and unexpected correlations can affect estimates of fair value. Imprecision in estimating these factors can impact the amount of revenue or loss recorded.

At the end of each quarter, the Company assesses the valuation hierarchy for each asset or liability measured. From time to time, assets or liabilities may be transferred within hierarchy levels due to changes in availability of observable market inputs to measure fair value at the measurement date. Transfers into or out of hierarchy levels are based upon the fair value at the beginning of the reporting period. A more detailed description of the fair values measured at each level of the fair value hierarchy can be found in Note 11 – "Disclosures of Fair Values of Financial Instruments."

Cash and Cash Equivalents

For purposes of reporting cash flows, cash equivalents include non-interest-bearing and interest-bearing cash and due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Certificates of Deposit Investments

Certificates of deposit investments have original maturities of three to five years and are carried at cost.

Investment Securities

The Company classifies its investments in debt securities as either held-to-maturity or available-for-sale in accordance with ASC 320. Securities classified as held-to-maturity are recorded at cost or amortized cost. Available-for-sale securities are carried at fair value. Due to the subjective nature of the valuation process, it is possible that the actual fair values of these investments could differ from the estimated amounts, thereby affecting the financial position, results of operations and cash flows of the Company.

For AFS securities, management determines whether the decline in fair value below the amortized cost basis (impairment) is due to credit-related or other factors. In making that evaluation, management considers the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. Any impairment on AFS securities that is related to factors other than credit is recognized in other comprehensive income, net of related deferred income taxes. Credit-related impairment on AFS securities is recognized as an allowance for credit losses ("ACL") on the balance sheet based on the amount by which the amortized cost basis exceeds the fair value, with a corresponding charge to net income. Both the ACL and charge to net income may be reversed if conditions change. However, if the Company intends to sell, or more likely than not will be required to sell, an impaired AFS security before recovering its amortized cost basis, the entire impairment must be recognized in net

income with a corresponding adjustment to the security's amortized cost basis rather than through the establishment of an ACL. For HTM securities, management determines whether an ACL is necessary after considering the facts and circumstances of the underlying investment securities and evaluates expected credit losses by security type, aggregated by similar risk characteristics, based on historical credit losses adjusted for current conditions and supportable forecasts.

Loans

Loans are stated at the principal amount outstanding net of unearned discounts, unearned income, and the allowance for credit losses. Unearned income includes deferred loan origination fees reduced by loan origination costs and is amortized to interest income over the life of the related loan using methods that approximate the effective interest rate method. Interest on substantially all loans is credited to income based on the principal amount outstanding.

The Company's policy is to discontinue the accrual of interest income on any loan that becomes ninety days past due as to principal or interest or earlier when, in the opinion of management there is reasonable doubt as to the timely collection of principal or interest. Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collectability of interest or principal.

Loans expected to be sold are classified as held for sale in the consolidated financial statements and are recorded at the lower of aggregate cost or fair value, taking into consideration future commitments to sell the loans.

Allowance for Credit Losses

The Company believes the allowance for credit losses is the critical accounting policy that requires the most significant judgments and assumptions used in the preparation of its consolidated financial statements. An estimate of potential losses inherent in the loan portfolio is determined and an allowance for those losses is established by considering factors including historical loss rates, expected cash flows, and estimated collateral values. In assessing these factors, the Company uses organizational history and experience with credit decisions and related outcomes. The allowance for credit losses represents the best estimate of losses inherent in the existing loan portfolio. The allowance for credit losses is increased by the provision for credit losses charged to expense and reduced by loans charged off, net of recoveries. The Company evaluates the allowance for credit losses at least quarterly. If the underlying assumptions later prove to be inaccurate based on subsequent loss evaluations, the allowance for credit losses is adjusted.

The Company first bifurcates the loan portfolio into segments that share risk characteristics and then utilizes a DCF method to measure the ACL on loans collectively evaluated that are sub-segmented by credit risk levels. The DCF method incorporates assumptions for probability of default, loss given default, prepayments and curtailments over the contractual term of the loans. In determining the probability of default, the Company utilized regression analysis that includes the use of peer data to determine certain economic factors that are relevant loss drivers in the portfolio segments based on historical evaluations. National unemployment is a loss driver used in all portfolios.

The Company individually evaluates certain loans for impairment. A specific allowance is assigned to a loan when expected cash flows or collateral do not justify the carrying amount of the loan. Because the economic and business climate in any given industry or market, and its impact on any given borrower, can change rapidly, the risk profile of the loan portfolio is continually assessed and adjusted when appropriate. Notwithstanding these procedures, there still exists the possibility that the assessment could prove to be significantly incorrect and that an immediate adjustment to the allowance for credit losses would be required.

Premises and Equipment

Premises, equipment, and capitalized software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are charged to expense and determined principally by the straight-line method over the estimated useful lives of the assets. The estimated useful lives for each major depreciable classification of premises, equipment and capitalized software are as follows:

Buildings and improvements	20 years to 40 years
Leasehold improvements	5 years to 15 years
Furniture and equipment	3 years to 7 years
Capitalized Software	3 years to 10 years

Goodwill and Intangible Assets

The Company has goodwill from business combinations, identifiable intangible assets assigned to core deposit relationships and customer lists acquired, and intangible assets arising from the rights to service mortgage loans for others.

Identifiable intangible assets generally arise from branches acquired that the Company accounted for as purchases. Such assets consist of the excess of the purchase price over the fair value of net assets acquired, with specific amounts assigned to core deposit relationships and customer lists primarily related to the insurance agency and Wealth Management Company. Intangible assets are amortized by the straight-line method over various periods up to fifteen years. Management reviews intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

In accordance with GAAP, the Company performed its annual testing of goodwill for impairment as of September 30, 2025 and determined that, as of that date, goodwill was not impaired. The goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. Management also concluded that the remaining amounts and amortization periods were appropriate for all intangible assets.

Other Real Estate Owned

Other real estate owned acquired through loan foreclosure is initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. The adjustment at the time of foreclosure is recorded through the allowance for credit losses. Due to the subjective nature of establishing the fair value when the asset is acquired, the actual fair value of the other real estate owned or foreclosed asset could differ from the original estimate. If it is determined that fair value temporarily declines subsequent to foreclosure, a valuation allowance is recorded through non-interest expense. Operating costs associated with the assets after acquisition are also recorded as non-interest expense. Gains and losses on the disposition of other real estate owned and foreclosed assets are netted and posted to other non-interest expense.

Bank Owned Life Insurance

First Mid Bank has purchased life insurance policies on certain senior management. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts that are probable at settlement.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula and carried at cost. This investment is presented in other assets on the Consolidated Balance Sheet.

Income Taxes

The Company and its subsidiaries file consolidated federal and state income tax returns with each organization computing its taxes on a separate company basis. Amounts provided for income tax expense are based on income reported for financial statement purposes rather than amounts currently payable under tax laws.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to the temporary differences existing between the financial statement carrying amounts of assets and liabilities and their respective tax basis, as well as operating loss and tax credit carry forwards. To the extent that current available evidence about the future raises doubt about the realization of a deferred tax asset, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as an increase or decrease in income tax expense in the period in which such change is enacted.

In accordance with GAAP, the Company reviews its uncertain tax positions annually. An uncertain tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount actually recognized is the largest amount of tax benefit that is greater than 50% likely to be recognized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. A significant amount of judgment is applied to determine both whether the tax position meets the "more likely than not" test as well as to determine the largest amount of tax benefit that is greater than 50% likely to be recognized. Differences between the position taken by management and that of taxing authorities could result in a reduction of a tax benefit or increase to tax liability, which could adversely affect future income tax expense.

Captive Insurance Company

First Mid Captive, Inc. ("the Captive"), a wholly owned subsidiary of the Company which was formed and began operations in December 2019, is a Nevada- based captive insurance company. The Captive insures against certain risks unique to the operations of the Company and its subsidiaries for which insurance may not be currently available or economically feasible in today's insurance marketplace. The Captive pools resources with several other similar insurance company subsidiaries of financial institutions to spread a limited amount of risk among themselves. The Captive is subject to regulations of the State of Nevada and undergoes periodic examinations by the Nevada Division of Insurance. It has elected to be taxed under Section 831(b) of the Internal Revenue Code. Pursuant to Section 831(b), if gross premiums do not exceed $2,850,000, then the Captive is taxable solely on its investment income. The Captive is included in the Company's consolidated financial statements and its federal income return.

Wealth Management Assets

Assets held in fiduciary or agency capacities by First Mid Wealth Management Company are not included in the consolidated balance sheets since such items are not assets of the Company or its subsidiaries. Fees from trust activities are recorded on a cash basis over the period in which the service is provided. Fees are a function of the market value of assets managed and administered, the volume of transactions, and fees for other services rendered, as set forth in the underlying client agreement with the First Mid Wealth Management Company. This revenue recognition involves the use of estimates and assumptions, including components that are calculated based on asset valuations and transaction volumes. Any out-of-pocket expenses or services not typically covered by the fee schedule for trust activities are charged directly to the trust account on a gross basis as trust revenue is incurred. First Mid Wealth Management Company managed assets totaling $6.6 billion and $6.4 billion at December 31, 2025 and 2024, respectively.

Treasury Stock

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

Stock Incentive Awards

At the Annual Meeting of Stockholders held April 26, 2017, the stockholders approved the 2017 Stock Incentive Plan ("SI Plan"). The SI Plan was implemented to succeed the Company's 2007 Stock Incentive Plan, which had a ten-year term. At the Annual Meeting of Stockholders held on April 30, 2025, the stockholders approved amendments to the SI Plan to change the name of the plan to the 2025 Stock Incentive Plan and to extend the term of the plan to January 21, 2035. The SI Plan is intended to provide a means whereby directors, employees, consultants and advisors of the Company and its Subsidiaries may sustain a sense of

proprietorship and personal involvement in the continued development and financial success of the Company and its Subsidiaries, thereby advancing the interests of the Company and its stockholders. Accordingly, directors and selected employees, consultants and advisors may be provided the opportunity to acquire shares of Common Stock of the Company on the terms and conditions established in the SI Plan.

Following the stockholders' approval at the 2025 annual meeting of the Company, a maximum of 1 million shares of common stock may be issued under the SI Plan. The Company awarded 84,097, 80,332 and 45,986 shares during 2025, 2024, and 2023, respectively as stock and stock unit awards.

Employee Stock Purchase Plan

At the Annual Meeting of Stockholders held April 25, 2018, the stockholders approved the First Mid Bancshares, Inc. Employee Stock Purchase Plan (“ESPP”). The ESPP is intended to promote the interests of the Company by providing eligible employees with the opportunity to purchase shares of common stock of the Company at a 15% discount through payroll deductions. The ESPP is also intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. A maximum of 600,000 shares of common stock may be issued under the ESPP. As of December 31, 2025, 2024, and 2023, 29,313, 32,936 and 38,989 shares, respectively were issued pursuant to the ESPP. As of December 31, 2025, there were 444,023 shares unassigned but available to be issued under the ESPP.

Leases

The Company has adopted ASU 2016-02, Leases (Topic 842). As of December 31, 2025 substantially all the Company's leases are operating leases are operating leases for real estate property for bank branches, ATM locations, and office space. The Company recognizes a lease liability and a right-of-use asset, based on the present value of lease payments over the lease term. The discount rate used in determining present value was the Company's incremental borrowing rate which is the FHLB fixed advance rate based on the remaining lease term.

Revenue Recognition

Accounting Standards Codification 606, *Revenue from Contracts with Customers* (“ASC 606”), establishes a revenue recognition model for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Most of the Company’s revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as loans and investment securities, and revenue related to mortgage servicing activities, which are subject to other accounting standards. A description of the revenue-generating activities that are within the scope of ASC 606, and included in other income in the Company’s condensed consolidated statements of income are as follows:

Trust revenues. The Company generates fee income from providing fiduciary services through its trust department. Fees are billed in arrears based upon the preceding period account balance. Revenue from the farm management department is recorded when service is complete, for example when crops are sold. This revenue is included in wealth management revenues on the consolidated statement of income.

Brokerage commissions. The primary brokerage revenue is recorded at the beginning of each quarter through billing to customers based on the account asset size on the last day of the previous quarter. If a withdrawal of funds takes place, a prorated refund may occur; this is reflected within the same quarter as the original billing occurred. All performance obligations are met within the same quarter that the revenue is recorded. This revenue is included in wealth management revenues on the consolidated statement of income.

Insurance commissions. The Company’s insurance agency subsidiary, First Mid Insurance, receives commissions on premiums of new and renewed business policies. First Mid Insurance records commission revenue on direct bill policies as the cash is received. For agency bill policies, First Mid Insurance retains its commission portion of the customer premium payment and remits the balance to the carrier. In both cases, the entire performance obligation is held by the carriers.

Service charges on deposits. The Company generates revenue from fees charged for deposit account maintenance, overdrafts, wire transfers, and check fees. The revenue related to deposit fees is recognized at the time the performance obligation is satisfied.

ATM/debit card revenue. The Company generates revenue through service charges on the use of its ATM machines and interchange income from the use of Company issued credit and debit cards. The revenue is recognized at the time the service is used and the performance obligation is satisfied.

Other income. Treasury management fees and lock box fees are received and recorded after the service performance obligation is completed. Merchant bank card fees are received from various vendors; however, the performance obligation is with the vendors. The Company records gains on the sale of loans and the sale of OREO properties after the transactions are complete and transfer of ownership has occurred.

As each of the Company’s facilities are located in markets with similar economies, no disaggregation of revenue is necessary.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss included in stockholders' equity as of December 31, 2025 and 2024 are as follows (in thousands):

	Unrealized Gain (Loss) on Securities
December 31, 2025	
Net unrealized losses on securities available-for-sale	$ (138,930)
Tax benefit	37,629
Balance at December 31, 2025	$ (101,301)
December 31, 2024	
Net unrealized losses on securities available-for-sale	$ (194,144)
Tax benefit	51,761
Balance at December 31, 2024	$ (142,383)

Amounts reclassified from accumulated other comprehensive loss and the affected line items in the statements of income during the years ended December 31, 2025, 2024, and 2023, were as follows (in thousands):

	Amounts Reclassified from Other Comprehensive Income			Affected Line Item in the Statements of Income
	2025	2024	2023	
Realized gains (losses) on available-for-sale securities	$ (2,509)	$ (433)	$ 3,383	Securities gains (losses), net (total reclassified amount before tax)
Income tax benefit (expense)	685	119	(981)	Income taxes
Total reclassifications out of accumulated other comprehensive income	$ (1,824)	$ (314)	$ 2,402	Net reclassified amount

See "Note 4 – Investment Securities" for more detailed information regarding unrealized losses on available-for-sale securities.

New Accounting Pronouncements

In November 2025, the Financial Accounting Standards Board (FASB) published Accounting Standards Update (ASU) 2025-08, Financial Instruments Credit Losses (Topic 326): Purchased Loans (ASU 2025-08). The update was published with the intent to eliminate the current expected credit loss (CECL) "double count" on non Purchase Credit Deteriorated (PCD) Loans. The update accomplishes this through using "gross up" methodology that is similar to the methodology used on PCD Loans. In the new method all "purchased seasoned loans" are grossed up for the Allowance of Credit Losses (ACL) expected on the loans. Purchased seasoned loans are defined as either:

- a loan that is obtained through a business combination accounted for using the acquisition method (most common for the Company)
- a loan obtained through a transfer that is a not a business combination accounted for using the acquisition method or initially recognized through the consolidation of a variable interest entity and these loans must meet both of following criteria:
- the loan is obtained more than 90 days after its origination date; and
- the acquirer was not involved in the loan's origination

The Company plans to adopt this standard prospectively as of January 1, 2026.

In December 2023, the Financial Accounting Standards Board issued ASU No. 2023-09, Income Tax (Topic 740): Improvements to Income Tax Disclosures. The amendments expand the disclosure requirements of income taxes, primarily related to the income tax rate reconciliation and income taxes paid with the intention to enhance transparency and decision usefulness of income tax disclosures. The amendments were effective for fiscal years beginning after December 15, 2024. Early adoption was permitted and not implemented by the Company. The adoption of this accounting pronouncement had no impact on the Financial Statements aside from additional disclosures presented in Note 15.

Note 2 -- Earnings Per Share

Basic net income per common share available to common stockholders is calculated as net income less preferred stock dividends divided by the weighted average number of common shares outstanding. Diluted net income per common share available to common stockholders is computed using the weighted average number of common shares outstanding, increased by the assumed conversion of the Company's convertible preferred stock and the Company's stock options and restricted stock awarded, unless anti-dilutive.

The components of basic and diluted net income per common share available to common stockholders for the years ended December 31, 2025, 2024, and 2023 were as follows:

	2025	2024	2023
Basic net income per common share available to common stockholders:			
Net income available to common stockholders	$ 91,749,000	$ 78,898,000	$ 68,935,000
Weighted average common shares outstanding	23,873,495	23,800,523	21,780,217
Basic earnings per common share	$ 3.84	$ 3.31	$ 3.17
Diluted net income per common share available to common stockholders:			
Net income available to common stockholders	$ 91,749,000	$ 78,898,000	$ 68,935,000
Weighted average common shares outstanding	23,873,495	23,800,523	21,780,217
Dilutive potential common shares:			
Restricted stock awarded	113,013	95,158	88,571
Dilutive potential common shares	113,013	95,158	88,571
Diluted weighted average common shares outstanding	23,986,508	23,895,681	21,868,788
Diluted earnings per common share	$ 3.83	$ 3.30	$ 3.15

There were no shares not considered in computing diluted earnings per share for the years ended December 31, 2025, 2024, and 2023.

Note 3 -- Cash and Due from Banks

At December 31, 2025, the Company's cash accounts exceeded federal insurance limits by $3.7 million. There have been no losses on these accounts.

Note 4 -- Investment Securities

The amortized cost, gross unrealized gains and losses and estimated fair values for available-for-sale and held-to-maturity securities by major security type at December 31, 2025 and 2024 were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
December 31, 2025				
Available-for-sale:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 153,859	$ 3	$ (9,782)	$ 144,080
Obligations of states and political subdivisions	327,950	341	(47,658)	280,633
Mortgage-backed securities (1)	705,728	2,458	(83,520)	624,666
Corporate bonded debt	28,276	—	(772)	27,504
Total available-for-sale	$ 1,215,813	$ 2,802	$ (141,732)	$ 1,076,883
Held-to-maturity:				
Other securities	$ 2,288	$ —	$ —	$ 2,288
Total held-to-maturity	$ 2,288	$ —	$ —	$ 2,288
December 31, 2024				
Available-for-sale:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 212,513	$ 3	$ (21,158)	$ 191,358
Obligations of states and political subdivisions	324,046	135	(56,441)	267,740
Mortgage-backed securities (1)	653,760	552	(114,570)	539,742
Corporate bonded debt	67,117	—	(2,665)	64,452
Total available-for-sale	$ 1,257,436	$ 690	$ (194,834)	$ 1,063,292
Held-to-maturity:				
Other securities	$ 2,279	$ —	$ —	$ 2,279
Total held-to-maturity	$ 2,279	$ —	$ —	$ 2,279

(1) Mortgage-backed securities include mortgage-backed securities (MBS) and collateralized mortgage obligation (CMO) issues from the following government sponsored enterprises: FHLMC, FNMA, GNMA and FHLB.

The Company also had $4.6 million and $4.4 million of equity securities, at fair value, as of December 31, 2025 and 2024, respectively. All the Company's held-to-maturity securities are government agency-backed securities for which the risk of loss is minimal. As such, as of December 31, 2025, the Company did not record an allowance for credit losses on its held-to-maturity securities.

Proceeds from sales of available-for-sale investment securities, realized gains and losses and income tax expense were as follows during the years ended December 31, 2025, 2024, and 2023 (in thousands):

	2025	2024	2023
Proceeds from sales	$ 51,694	$ 32,338	$ 343,610
Gross gains	2	46	4,381
Gross losses	(2,511)	(479)	(998)
Income tax benefit (expense)	685	119	(981)

The following table presents the aging of gross unrealized losses and fair value by investment category as of December 31, 2025 and 2024 (in thousands):

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2025						
Available-for-sale:						
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ —	$ —	$ 142,833	$ (9,782)	$ 142,833	$ (9,782)
Obligations of states and political subdivisions	5,923	(8)	246,076	(47,650)	251,999	(47,658)
Mortgage-backed securities (1)	11,327	(102)	480,583	(83,418)	491,910	(83,520)
Corporate bonded debt	3,967	(33)	19,203	(739)	23,170	(772)
Total	$ 21,217	$ (143)	$ 888,695	$ (141,589)	$ 909,912	$ (141,732)
December 31, 2024						
Available-for-sale:						
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 1,340	$ —	$ 189,327	$ (21,158)	$ 190,667	$ (21,158)
Obligations of states and political subdivisions	20,349	(1,248)	241,502	(55,193)	261,851	(56,441)
Mortgage-backed securities (1)	1,135	(18)	511,746	(114,552)	512,881	(114,570)
Corporate bonded debt	—	—	58,702	(2,665)	58,702	(2,665)
Total	$ 22,824	$ (1,266)	$ 1,001,277	$ (193,568)	$ 1,024,101	$ (194,834)

(1) Mortgage-backed securities include mortgage-backed securities (MBS) and collateralized mortgage obligation (CMO) issues from the following government sponsored enterprises: FHLMC, FNMA, GNMA and FHLB.

At December 31, 2025, there were four hundred eighty-eight available-for-sale securities with a fair value of $888.7 million and unrealized losses of $141.6 million in a continuous unrealized loss position for twelve months or more. At December 31, 2024, there were five hundred fifty-seven available-for-sale securities with a fair value of $1.0 billion and unrealized losses of $193.6 million in a continuous unrealized loss position for twelve months or more.

At December 31, 2025 and December 31, 2024, there were no held-to-maturity securities in a continuous unrealized loss position for twelve months or more.

The Company does not consider available-for-sale securities with unrealized losses at December 31, 2025, to be experiencing credit losses and recognized no resulting allowance for credit losses. The Company does not intend to sell a significant amount of these investments, and it is more likely than not that the Company will not be required to sell these investments before recovery of the amortized cost basis, which may be the maturity dates of the securities. The unrealized losses occurred as a result of changes in interest rates, market spreads and market conditions subsequent to purchase.

Maturities of investment securities were as follows at December 31, 2025 (in thousands):

	Amortized Cost	Estimated Fair Value
Available-for-sale:		
Due in one year or less	$ 216,897	$ 203,803
Due in one-five years	285,112	240,360
Due in five-ten years	7,696	7,713
Due after ten years	380	341
	510,085	452,217
Mortgage-backed securities (1)	705,728	624,666
Total available-for-sale	$ 1,215,813	$ 1,076,883
Held-to-maturity:		
Due after ten years	2,288	2,288
Total held-to-maturity	$ 2,288	$ 2,288

(1) Mortgage-backed securities include mortgage-backed securities (MBS) and collateralized mortgage obligation (CMO) issues from the following government sponsored enterprises: FHLMC, FNMA, GNMA and FHLB.

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Note 5 -- Loans and Allowance for Credit Losses

Loans are stated at the principal amount outstanding net of unearned discounts, unearned income, and allowance for credit losses. Unearned income includes deferred loan origination fees reduced by loan origination costs and is amortized to interest income over the life of the related loan using methods that approximated the effective interest rate method. Interest on substantially all loans is credited to income based on the principal amount outstanding. A summary of loans at December 31, 2025 and 2024 follows (in thousands):

	2025	2024
Construction and land development	$ 361,678	$ 236,258
Agricultural real estate	374,143	391,436
1-4 family residential properties	494,258	502,243
Multifamily residential properties	340,324	334,032
Commercial real estate	2,582,404	2,442,627
Loans secured by real estate	4,152,807	3,906,596
Agricultural loans	307,290	239,138
Commercial and industrial loans	1,385,421	1,340,865
Consumer loans	32,109	54,481
All other loans	161,604	169,232
Total gross loans	6,039,231	5,710,312
Less: loans held for sale	5,203	6,614
Total gross loans held for investment	6,034,028	5,703,698
Less:		
Net deferred loan fees, premiums and discounts	27,857	37,850
Allowance for credit losses	74,875	70,182
Net loans	$ 5,931,296	$ 5,595,666

Net loans increased $335.6 million as of December 31, 2025 compared to December 31, 2024. Loans expected to be sold are classified as held for sale in the consolidated financial statements and are recorded at the lower of aggregate cost or fair value, taking into consideration future commitments to sell the loans. These loans are primarily for 1-4 family residential properties. Accrued interest on loans, which is excluded from the amortized cost of the balances above, totaled $35.1 million and $33.7 million at December 31, 2025 and 2024, respectively.

The structure of the Company's loan approval process is based on progressively larger lending authorities granted to individual loan officers, loan committees, and ultimately the board of directors. Outstanding balances to one borrower or affiliated borrowers are limited by federal regulation; however, limits well below the regulatory thresholds are generally observed. The vast majority of the Company's loans are to businesses located in the geographic market areas served by the Company's branch network. Additionally, a significant portion of the collateral securing the loans in the portfolio is located within the Company's primary geographic footprint. In general, the Company adheres to loan underwriting standards consistent with industry guidelines for all loan segments. The Company's lending can be summarized into the following primary areas:

Commercial Real Estate Loans. Commercial real estate loans are generally comprised of loans to small business entities to purchase or expand structures in which the business operations are housed, loans to owners of real estate who lease space to non-related commercial entities, loans for construction and land development, loans to hotel and motel operators, and loans to owners of multifamily residential structures, such as apartment buildings. Commercial real estate loans are

underwritten based on historical and projected cash flows of the borrower and secondarily on the underlying real estate pledged as collateral on the debt. For the various types of commercial real estate loans, minimum criteria have been established within the Company's loan policy regarding debt service coverage while maximum limits on loan-to-value and amortization periods have been defined. Maximum loan-to-value ratios range from 65% to 85% depending upon the type of real estate collateral, while the desired minimum debt coverage ratio is 1.20x to 1.35x. Amortization periods for commercial real estate loans are generally limited to twenty to thirty years, depending on the collateral type and loan-to-value. The Company's commercial real estate portfolio is below the thresholds of 300 percent of the Company's total capital that would designate a concentration in commercial real estate lending, as established by the federal banking regulators.

The following table represents the gross commercial real estate loans by property type as of December 31, 2025 (in thousands):

		December 31, 2025
Commercial real estate		
Owner occupied	$	747,512
Non owner occupied		
Shopping centers and malls		264,961
Industrial and warehouse		237,522
Hotels and motels		218,073
Skilled nursing facility		187,875
Assisted living facility		170,733
Office		160,524
Retail		112,169
RV parks and campgrounds		104,267
Other property types		378,768
Total commercial real estate	$	2,582,404

Commercial and Industrial Loans. Commercial and industrial loans are primarily comprised of working capital loans used to purchase inventory and fund accounts receivable that are secured by business assets other than real estate. These loans are generally written for one year or less. Also, equipment financing is provided to businesses with these loans generally limited to 80% of the value of the collateral and amortization periods limited to seven years. Commercial loans are often accompanied by a personal guaranty of the principal owners of a business. Like commercial real estate loans, the underlying cash flow of the business is the primary consideration in the underwriting process. The financial condition of commercial borrowers is monitored at least annually with the type of financial information required determined by the size of the relationship. Measures employed by the Company for businesses with higher risk profiles include the use of government-assisted lending programs through the Small Business Administration and U.S. Department of Agriculture.

Agricultural and Agricultural Real Estate Loans. Agricultural loans are generally comprised of seasonal operating lines to grain farmers to plant and harvest corn and soybeans and term loans to fund the purchase of equipment. Agricultural real estate loans are primarily comprised of loans for the purchase of farmland. Specific underwriting standards have been established for agricultural-related loans including the establishment of projections for each operating year based on industry developed estimates of farm input costs and expected commodity yields and prices. Operating lines are typically written for one year and secured by the crop. Loan-to-value ratios on loans secured by farmland generally do not exceed 80% and have amortization periods ranging from twenty-five to thirty years depending on the loan-to-value. Federal government-assistance lending programs through the Farm Service Agency are used to mitigate the level of credit risk when deemed appropriate.

Residential Real Estate Loans. Residential real estate loans generally include loans for the purchase or refinance of residential real estate properties consisting of one-to-four units and home equity loans and lines of credit. The Company sells most of its long-term fixed rate residential real estate loans to secondary market investors. The Company also releases the servicing of these loans upon sale. Residential real estate loans are typically underwritten to conform to industry standards including criteria for maximum debt-to-income and loan-to-value ratios as well as minimum credit scores. Loans secured by first liens on residential real estate held in the portfolio typically do not exceed 80% of the value of the collateral and have amortization periods of twenty-five years or less. The Company does not originate subprime mortgage loans.

Consumer Loans. Consumer loans are primarily comprised of loans to individuals for personal and household purposes such as the purchase of an automobile or other living expenses. Minimum underwriting criteria have been established that consider credit score, debt-to-income ratio, employment history, and collateral coverage. Typically, consumer loans are set up on monthly payments with amortization periods based on the type and age of the collateral.

Construction and land development loans. Construction and land development loans are generally comprised of loans of all sizes, across many different industries, and can include properties for commercial businesses or land development or for residential use such as multi-family properties. Commercial and land development loans are underwritten based on historical and projected cash flows of the borrower and secondarily on the underlying real estate pledged as collateral on the debt. Construction and land development loans include unique risks that require enhanced diligence by lending personnel. For these loans, documentation requirements have been established within policy and a specific checklist is followed. Additionally, based on the type of construction loan, the policy is also followed to designate the construction and land development loans as high-volatility commercial real estate if the loan meets the criteria. To ensure consistent construction loan monitoring, loans greater than $2,000,000 must be monitored by the Bank's construction monitoring staff.

The policy also establishes maximum loan-to-value/amortizations, terms, construction periods, cash investments, pre-sale/lease and other requirements and are specific to the type of property including non-farm, non-residential secured loans as well as multi-family, 1-4 family non-owner occupied, land acquisition/development/vacant lot acquisition, and raw land. Maximum loan-to-value ratios range from 65% to 80% depending upon the type of real estate collateral. Amortization periods for construction and land development loans are generally limited to twenty to thirty years, depending on the collateral type and loan-to-value. The Company's construction and land development portfolio is below the thresholds of 100 percent of the Company's total capital that would designate a concentration in construction and land development lending, as established by the federal banking regulators.

Other Loans. Other loans consist primarily of loans to municipalities to support community projects such as infrastructure improvements or equipment purchases. Underwriting guidelines for these loans are consistent with those established for commercial loans with the additional repayment source of the taxing authority of the municipality.

Allowance for Credit Losses

The allowance for credit losses represents the Company's best estimate of the reserve necessary to adequately account for probable losses expected over the remaining contractual life of the assets. The provision for credit losses is the charge against current earnings that is determined by the Company as the amount needed to maintain an adequate allowance for credit losses. In determining the adequacy of the allowance for credit losses, and therefore the provision to be charged to current earnings, the Company relies predominantly on a disciplined credit review and approval process that extends to the full range of the Company's credit exposure. The review process is directed by the overall lending policy and is intended to identify, at the earliest possible stage, borrowers who might be facing financial difficulty. Factors considered by the Company in evaluating the overall adequacy of the allowance include historical net credit losses, the level and composition of nonaccrual, past due and modified loans, trends in volumes and terms of loans, effects of changes in risk selection and underwriting standards or lending practices, lending staff changes, concentrations of credit, industry conditions and the current economic conditions in the region where the Company operates. The Company estimates the appropriate level of allowance for credit losses by evaluating large substandard, and large impaired loans separately from other loans.

Individually Evaluated Loans

The Company individually evaluates certain loans for impairment. Loans are individually evaluated for expected credit losses when their principal balance exceeds $250,000 and they are in nonaccrual status, designated as having a modification or probable of being foreclosed. For loans that allowance for credit loss is individually measured each quarter one of three alternatives is used: (1) the present value of expected future cash flows discounted at the loan's effective interest rate; (2) the loan's observable market price, if available; or (3) the fair value of the collateral less costs to sell for collateral dependent loans and loans for which foreclosure is deemed to be probable. A specific allowance is assigned when expected cash flows or collateral are less than the carrying amount of the loan. The carrying value of the loan reflects reductions from prior charge-offs.

Non-Individually Evaluated Loans

Non-individually evaluated loans comprise the vast majority of the Company's total loan portfolio and include loans in accrual status and those credits not identified as modified loans. A small portion of these loans are considered "criticized" due to the risk rating assigned reflecting elevated credit risk due to characteristics, such as a strained cash flow position, associated with the individual borrowers. Criticized loans are those assigned risk ratings of Special Mention, Substandard, or Doubtful.

The Company first bifurcates the loan portfolio into segments that share risk characteristics and then utilizes a discounted cash flow (DCF) method to measure the ACL on loans collectively evaluated that are sub-segmented by credit risk levels. The DCF method incorporates assumptions for probability of default, loss given default, prepayments and curtailments over the contractual term of the loans. In determining the probability of default, the Company utilized regression analysis that includes the use of peer data to determine certain economic factors that are relevant loss drivers in the portfolio segments based on historical evaluations. National unemployment is a loss driver used in all portfolios.

Within each pool, factors are evaluated that have specific impacts to the borrowers within the pool. These, along with the general risks and events, and the specific lending policies and procedures by loan type described above, are analyzed to estimate the qualitative factors used to adjust the historical loss rates.

During the current period, the following assumptions and factors were considered when determining the historical loss rate and any potential adjustments by loan pool.

Construction and Land Development Loans. Historical losses in this segment remain very low. While inflationary pressures have caused some risk in this segment, most projects are associated with financially strong borrowers. The qualitative factors for this segment reduced slightly for the year due to concentration levels.

Agricultural Real Estate Loans. Historical losses in the segment remain very low. Farmland values have increased over an extended period of time. While values have declined slightly from their peak, values have held up well overall. This continues to drive low loan to values in this segment. The qualitative factors for this segment declined during the year due to this performance.

Residential Real Estate Non-Owner Occupied Loans. The loan segment has remained stable throughout the last several years. Both adversely classified and past dues have been consistent. There was no change to the qualitative factors for this segment.

Residential Real Estate Owner Occupied Loans. The loan segment has remained stable throughout the last several years. The severity of past due loans improved during the year, driving an overall reduction in the qualitative factors associated with this segment.

HELOC Loans. These loans are a small segment to overall loan balances. There was no change to the qualitative factors for this segment during the year.

Commercial Real Estate Owner Occupied Loans. This segment has remained stable, reflecting less uncertainty to recessionary risks that were high in prior years with the rapid movement in interest rates and inflationary pressures. Given the lower trend in interest rates and cash flow stability of the segment, the Company lowered its qualitative factors during the year.

Commercial Real Estate Non-Owner Occupied Loans. This segment includes the Company's largest balances. With fluctuations during the year for the qualitative factor driven by past dues within the segment, the qualitative factors ended the year in line with prior year end.

Agricultural Loans. Losses in this segment are very low. The qualitative factors for this segment fluctuated during the year due to overall past dues. The qualitative factors ended the year lower from improvement in the overall macroeconomic outlook for the agricultural industry including improved commodity prices and proposed government assistance. In addition, overall past due levels drove the qualitative factor lower.

Commercial and Industrial Loans. The qualitative factors for this segment were reduced during the year. Most of the repricing for higher rates in this loan segment has already occurred and prior years increases for higher risk were no longer necessary. In addition, tariff impacts had minimal overall impacts on the portfolio.

Consumer Loans. This segment is a small portion of the Company's loan portfolio. While historical net charge-offs have been immaterial in this segment, there was an increase in past dues that resulted in an increase to the qualitative factor to reflect the higher risk.

Acquired Loans. Loans acquired in a business combination after January 1, 2020, that have experienced more-than-insignificant deterioration in credit quality since origination are considered purchased credit deteriorated (“PCD”) loans. At the acquisition date, an estimate of expected credit losses is made for groups of PCD loans with similar risk characteristics and individual PCD loans without similar risk characteristics. This initial allowance for credit losses is allocated to individual PCD loans and added to the purchase price or acquisition date fair values to establish the initial amortized cost basis of the PCD loans. As the initial allowance for credit losses is added to the purchase price, there is no credit loss expense recognized upon acquisition of a PCD loan. Any difference between the unpaid principal balance of PCD loans and the amortized cost basis is considered to relate to noncredit factors and results in a discount or premium. Discounts and premiums are recognized through interest income on a level-yield method over the life of the loans. For acquired loans not deemed purchased credit deteriorated at acquisition, the differences between the initial fair value and the unpaid principal balance are recognized as interest income on a level-yield basis over the lives of the related loans. At the acquisition date, an initial allowance for expected credit losses is estimated and recorded as credit loss expense. The subsequent measurement of expected credit losses for all acquired loans is the same as the subsequent measurement of expected credit losses for originated loans.

The following tables present the balance in the allowance for credit losses and the recorded investment in loans based on portfolio segment and impairment method as of December 31, 2025, 2024, and 2023 (in thousands):

	Construction and Land Development	Agricultural Real Estate	1-4 Family Residential Properties	Commercial Real Estate	Agricultural Loans	Commercial and Industrial	Consumer Loans	Total
Twelve months ended December 31, 2025								
Beginning Balance	$ 3,275	$ 1,361	$ 3,579	$ 32,669	$ 1,957	$ 25,602	$ 1,739	$ 70,182
Initial allowance on loans purchased with credit deterioration	—	—	—	—	—	—	—	—
Provision for credit loss expense	1,961	(131)	66	4,003	925	2,582	515	9,921
Loans charged off	107	—	156	1,197	2,503	2,485	1,425	7,873
Recoveries collected	—	53	264	114	1,022	586	606	2,645
Ending balance	$ 5,129	$ 1,283	$ 3,753	$ 35,589	$ 1,401	$ 26,285	$ 1,435	$ 74,875
Twelve months ended December 31, 2024								
Beginning Balance	$ 2,918	$ 1,366	$ 4,220	$ 31,758	$ 705	$ 25,450	$ 2,258	$ 68,675
Initial allowance on loans purchased with credit deterioration	—	—	—	—	—	—	—	—
Provision for credit loss expense	352	(5)	(785)	1,178	3,587	510	798	5,635
Loans charged off	—	—	195	451	2,410	688	2,004	5,748
Recoveries collected	5	—	339	184	75	330	687	1,620
Ending balance	$ 3,275	$ 1,361	$ 3,579	$ 32,669	$ 1,957	$ 25,602	$ 1,739	$ 70,182
Twelve months ended December 31, 2023								
Beginning Balance	$ 2,250	$ 1,433	$ 3,742	$ 28,157	$ 585	$ 20,808	$ 2,118	$ 59,093
Initial allowance on loans purchased with credit deterioration	308	—	124	1,066	—	2,273	20	3,791
Provision for credit loss expense	374	(67)	225	1,755	490	2,322	1,005	6,104
Loans charged off	14	—	87	25	408	529	1,568	2,631
Recoveries collected	—	—	216	805	38	576	683	2,318
Ending balance	$ 2,918	$ 1,366	$ 4,220	$ 31,758	$ 705	$ 25,450	$ 2,258	$ 68,675

Consistent with regulatory guidance, charge-offs on all loan segments are taken when specific loans, or portions thereof, are considered uncollectible. The Company’s policy is to promptly charge these loans off in the period the uncollectible loss is reasonably determined. For all loan portfolio segments except 1-4 family residential properties and consumer, the Company promptly charges-off loans, or portions thereof, when available information confirms that specific loans are uncollectible based

on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower's ability to adequately meet its obligations. For impaired loans that are considered solely collateral dependent, a partial charge-off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

The Company charges-off 1-4 family residential and consumer loans, or portions thereof, when the Company reasonably determines the amount of the loss. The Company adheres to time frames established by applicable regulatory guidance which provides for the charge-down of 1-4 family first and junior lien mortgages to the net realizable value less costs to sell when the loan is 180 days past due, charge-off of unsecured open-end loans when the loan is 180 days past due, and charge down to the net realizable value when other secured loans are 120 days past due. Loans at these respective delinquency thresholds for which the Company can clearly document that the loan is both well-secured and in the process of collection, such that collection will occur regardless of delinquency status, need not be charged off.

The following table presents the amortized cost basis of collateral-dependent loans by class of loans that were individually evaluated to determine expected credit losses, and the related allowance for credit losses, as of December 31, 2025 and 2024 (in thousands):

	Collateral				Allowance for Credit Losses
	Real Estate	Business Assets	Other	Total	
Twelve months ended December 31, 2025					
Agricultural real estate	$ 111	—	—	$ 111	—
1-4 family residential properties	600	—	—	600	—
Multifamily residential properties	371	—	—	371	—
Commercial real estate	30,208	—	—	30,208	13
Loans secured by real estate	31,290	—	—	31,290	13
Commercial and industrial loans	—	7,123	29	7,152	392
All other loans	—	11,184	—	11,184	84
Total loans	$ 31,290	$ 18,307	$ 29	$ 49,626	$ 489
Twelve months ended December 31, 2024					
Agricultural real estate	$ 1,107	—	—	$ 1,107	—
1-4 family residential properties	360	—	—	360	—
Multifamily residential properties	895	—	—	895	—
Commercial real estate	4,430	—	—	4,430	196
Loans secured by real estate	6,792	—	—	6,792	196
Agricultural loans	600	9,526	—	10,126	788
Commercial and industrial loans	57	1,234	—	1,291	260
All other loans	—	—	—	—	—
Total loans	$ 7,449	$ 10,760	$ —	$ 18,209	$ 1,244

Credit Quality

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, collateral support, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a continuous basis. The Company uses the following definitions for risk ratings, which are commensurate with a loan considered "criticized":

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current sound-worthiness and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing factors, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered pass rated loans. The following tables present the credit risk profile of the Company's loan portfolio based on rating category and payment activity as of December 31, 2025 and 2024 (in thousands):

	Term Loans by Origination Year						Revolving	
Risk rating	**2025**	**2024**	**2023**	**2022**	**2021**	**Prior**	**Loans**	**Total**
December 31, 2025								
Construction and land development loans								
Pass	$ 114,696	$ 99,757	$ 119,602	$ 5,167	$ 6,048	$ 14,659	$ —	$ 359,929
Special mention	—	—	398	—	—	348	—	746
Substandard	—	—	—	5	—	7	—	12
Total	$ 114,696	$ 99,757	$ 120,000	$ 5,172	$ 6,048	$ 15,014	$ —	$ 360,687
Current period gross writeoffs	$ —	$ —	$ 107	$ —	$ —	$ —	$ —	$ 107
Agricultural real estate loans								
Pass	$ 42,758	$ 22,040	$ 12,609	$ 107,950	$ 61,357	$ 87,939	$ —	$ 334,653
Special mention	228	339	806	22,343	1,331	7,810	—	32,857
Substandard	598	194	—	224	392	4,490	—	5,898
Total	$ 43,584	$ 22,573	$ 13,415	$ 130,517	$ 63,080	$ 100,239	$ —	$ 373,408
Current period gross writeoffs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
1-4 family residential property loans								
Pass	$ 54,180	$ 31,041	$ 28,668	$ 62,974	$ 64,512	$ 144,475	$ 92,629	$ 478,479
Special mention	—	—	—	185	93	760	—	1,038
Substandard	127	529	584	624	670	6,946	857	10,337
Total	$ 54,307	$ 31,570	$ 29,252	$ 63,783	$ 65,275	$ 152,181	$ 93,486	$ 489,854
Current period gross writeoffs	$ —	$ 12	$ 9	$ —	$ —	$ 135	$ —	$ 156
Commercial real estate loans								
Pass	$ 459,831	$ 217,098	$ 157,923	$ 597,491	$ 498,456	$ 916,195	$ —	$ 2,846,994
Special mention	—	371	1,150	12,931	248	4,760	—	19,460
Substandard	—	5,000	15,295	6,246	2,394	8,763	—	37,698
Total	$ 459,831	$ 222,469	$ 174,368	$ 616,668	$ 501,098	$ 929,718	$ —	$ 2,904,152
Current period gross writeoffs	$ —	$ 699	$ —	$ 391	$ —	$ 107	$ —	$ 1,197
Agricultural loans								
Pass	$ 230,666	$ 45,361	$ 7,684	$ 10,151	$ 6,363	$ 2,560	$ —	$ 302,785
Special mention	1,209	76	11	—	23	—	—	1,319
Substandard	451	367	2,484	845	24	—	—	4,171
Total	$ 232,326	$ 45,804	$ 10,179	$ 10,996	$ 6,410	$ 2,560	$ —	$ 308,275
Current period gross writeoffs	$ —	$ 280	$ 1,081	$ 836	$ 306	$ —	$ —	$ 2,503
Commercial and industrial loans								
Pass	$ 431,942	$ 214,908	$ 82,977	$ 210,658	$ 159,029	$ 357,077	$ —	$ 1,456,591
Special mention	19,409	8,898	2,542	7,965	61	26,193	—	65,068
Substandard	—	1,397	2,180	1,008	219	16,617	—	21,421
Total	$ 451,351	$ 225,203	$ 87,699	$ 219,631	$ 159,309	$ 399,887	$ —	$ 1,543,080
Current period gross writeoffs	$ —	$ —	$ 163	$ 225	$ 497	$ 1,600	$ —	$ 2,485
Consumer loans								
Pass	$ 5,619	$ 2,555	$ 2,812	$ 12,861	$ 5,511	$ 2,119	$ —	$ 31,477
Special mention	—	—	—	22	—	—	—	22
Substandard	—	30	9	171	132	77	—	419
Total	$ 5,619	$ 2,585	$ 2,821	$ 13,054	$ 5,643	$ 2,196	$ —	$ 31,918
Current period gross writeoffs	$ 5	$ 23	$ 27	$ 99	$ 43	$ 1,228	$ —	$ 1,425
Total loans								
Pass	$ 1,339,692	$ 632,760	$ 412,275	$ 1,007,252	$ 801,276	$ 1,525,024	$ 92,629	$ 5,810,908
Special mention	20,846	9,684	4,907	43,446	1,756	39,871	—	120,510
Substandard	1,176	7,517	20,552	9,123	3,831	36,900	857	79,956
Total	$ 1,361,714	$ 649,961	$ 437,734	$ 1,059,821	$ 806,863	$ 1,601,795	$ 93,486	$ 6,011,374
Current period gross writeoffs	$ 5	$ 1,014	$ 1,387	$ 1,551	$ 846	$ 3,070	$ —	$ 7,873

Risk rating	Term Loans by Origination Year 2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
December 31, 2024								
Construction and land development loans								
Pass	$ 82,696	$ 101,715	$ 14,390	$ 15,817	$ 4,735	$ 16,342	$ —	$ 235,695
Special mention	—	—	—	—	—	382	—	382
Substandard	—	—	6	—	—	10	—	16
Total	$ 82,696	$ 101,715	$ 14,396	$ 15,817	$ 4,735	$ 16,734	$ —	$ 236,093
Current period gross writeoffs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Agricultural real estate loans								
Pass	$ 25,824	$ 17,292	$ 159,433	$ 55,083	$ 48,700	$ 73,592	$ —	$ 379,924
Special mention	—	192	107	986	1,755	5,630	—	8,670
Substandard	—	141	966	—	—	1,059	—	2,166
Total	$ 25,824	$ 17,625	$ 160,506	$ 56,069	$ 50,455	$ 80,281	$ —	$ 390,760
Current period gross writeoffs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
1-4 family residential property loans								
Pass	$ 46,350	$ 36,454	$ 74,580	$ 75,325	$ 61,936	$ 110,348	$ 79,714	$ 484,707
Special mention	175	—	204	326	—	577	59	1,341
Substandard	174	672	916	737	557	6,875	618	10,549
Total	$ 46,699	$ 37,126	$ 75,700	$ 76,388	$ 62,493	$ 117,800	$ 80,391	$ 496,597
Current period gross writeoffs	$ —	$ 46	$ 13	$ 33	$ —	$ 103	$ —	$ 195
Commercial real estate loans								
Pass	$ 216,297	$ 213,704	$ 680,665	$ 535,056	$ 289,855	$ 774,516	$ —	$ 2,710,093
Special mention	659	13,732	4,090	2,053	713	10,462	—	31,709
Substandard	—	49	3,844	467	—	4,067	—	8,427
Total	$ 216,956	$ 227,485	$ 688,599	$ 537,576	$ 290,568	$ 789,045	$ —	$ 2,750,229
Current period gross writeoffs	$ —	$ —	$ 151	$ —	$ —	$ 300	$ —	$ 451
Agricultural loans								
Pass	$ 175,402	$ 24,024	$ 13,147	$ 9,162	$ 1,585	$ 2,306	$ —	$ 225,626
Special mention	617	2,208	976	100	—	—	—	3,901
Substandard	843	7,092	2,209	—	—	—	—	10,144
Total	$ 176,862	$ 33,324	$ 16,332	$ 9,262	$ 1,585	$ 2,306	$ —	$ 239,671
Current period gross writeoffs	$ —	$ 2,213	$ 100	$ 52	$ —	$ 45	$ —	$ 2,410
Commercial and industrial loans								
Pass	$ 307,785	$ 228,411	$ 278,845	$ 183,042	$ 131,005	$ 360,610	$ —	$ 1,489,698
Special mention	54	1,149	1,277	748	1,020	7,583	—	11,831
Substandard	65	1,410	789	446	98	815	—	3,623
Total	$ 307,904	$ 230,970	$ 280,911	$ 184,236	$ 132,123	$ 369,008	$ —	$ 1,505,152
Current period gross writeoffs	$ 10	$ 47	$ 207	$ 378	$ 10	$ 36	$ —	$ 688
Consumer loans								
Pass	$ 5,098	$ 5,138	$ 24,430	$ 11,810	$ 4,494	$ 2,385	$ —	$ 53,355
Special mention	—	—	14	—	—	—	—	14
Substandard	12	21	259	216	54	29	—	591
Total	$ 5,110	$ 5,159	$ 24,703	$ 12,026	$ 4,548	$ 2,414	$ —	$ 53,960
Current period gross writeoffs	$ 98	$ 63	$ 154	$ 139	$ 59	$ 1,491	$ —	$ 2,004
Total loans								
Pass	$ 859,452	$ 626,738	$ 1,245,490	$ 885,295	$ 542,310	$ 1,340,099	$ 79,714	$ 5,579,098
Special mention	1,505	17,281	6,668	4,213	3,488	24,634	59	57,848
Substandard	1,094	9,385	8,989	1,866	709	12,855	618	35,516
Total	$ 862,051	$ 653,404	$ 1,261,147	$ 891,374	$ 546,507	$ 1,377,588	$ 80,391	$ 5,672,462
Current period gross writeoffs	$ 108	$ 2,369	$ 625	$ 602	$ 69	$ 1,975	$ —	$ 5,748

The following table presents the Company's loan portfolio, on an amortized cost basis, aging analysis at December 31, 2025 and 2024 (dollars in thousands):

	30-59 days Past Due	60-89 days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 days and Accruing
December 31, 2025							
Construction and land development	$ —	$ —	$ —	$ —	$ 360,687	$ 360,687	$ —
Agricultural real estate	—	—	841	841	372,567	373,408	—
1-4 family residential properties	4,725	1,630	1,687	8,042	481,812	489,854	—
Multifamily residential properties	—	—	—	—	339,482	339,482	—
Commercial real estate	712	228	5,671	6,611	2,558,059	2,564,670	—
Loans secured by real estate	5,437	1,858	8,199	15,494	4,112,607	4,128,101	—
Agricultural loans	—	19	—	19	308,256	308,275	—
Commercial and industrial loans	414	205	904	1,523	1,380,075	1,381,598	—
Consumer loans	329	44	111	484	31,434	31,918	—
All other loans	—	—	—	—	161,482	161,482	—
Total loans	$ 6,180	$ 2,126	$ 9,214	$ 17,520	$ 5,993,854	$ 6,011,374	$ —
Percent of total loans				0.29%			
December 31, 2024							
Construction and land development	$ 6	$ —	$ —	$ 6	$ 236,087	$ 236,093	$ —
Agricultural real estate	—	—	533	533	390,227	390,760	—
1-4 family residential properties	2,209	931	2,089	5,229	491,368	496,597	—
Multifamily residential properties	—	—	472	472	332,172	332,644	—
Commercial real estate	595	553	344	1,492	2,416,093	2,417,585	—
Loans secured by real estate	2,810	1,484	3,438	7,732	3,865,947	3,873,679	—
Agricultural loans	550	—	1,289	1,839	237,832	239,671	—
Commercial and industrial loans	337	89	463	889	1,335,031	1,335,920	—
Consumer loans	442	48	111	601	53,359	53,960	—
All other loans	—	—	—	—	169,232	169,232	—
Total loans	$ 4,139	$ 1,621	$ 5,301	$ 11,061	$ 5,661,401	$ 5,672,462	$ —
Percent of total loans				0.19%			

Nonaccrual Loans

Within all loan portfolio segments, loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date. Impaired loans, excluding certain modified, are placed on nonaccrual status. Impaired loans include nonaccrual loans and loans modified in restructuring where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. It is the Company's policy to have any restructured loans which are on nonaccrual status prior to being modified remain on nonaccrual status until, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal. If the restructured loan is on accrual status prior to being modified, the loan is reviewed to determine if the modified loan should remain on accrual status.

The Company's policy is to discontinue the accrual of interest income on all loans for which principal or interest is ninety days past due. The accrual of interest is discontinued earlier when, in the opinion of management, there is reasonable doubt as to the timely collection of interest or principal. Once interest accruals are discontinued, accrued but uncollected interest is charged against current year income. Subsequent receipts on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Interest on loans determined to be modified is recognized on an accrual basis in accordance with the restructured terms if the loan is in compliance with the modified terms. Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal. The Company requires a period of satisfactory performance of not less than six months before returning a nonaccrual loan to accrual status.

The amount of interest income recognized by the Company within the periods stated above was due to loans modified in restructuring that remain on accrual status.

The following table presents the Company’s recorded balance of nonaccrual loans at December 31, 2025 and December 31, 2024 (in thousands). This table excludes performing purchased credit deteriorated loans and performing loans modified.

	2025		2024	
	Nonaccrual with no Allowance for Credit Loss	Nonaccrual	Nonaccrual with no Allowance for Credit Loss	Nonaccrual
Construction and land development	$ 5	$ 5	$ 6	$ 6
Agricultural real estate	1,181	1,181	2,213	2,213
1-4 family residential properties	4,940	5,763	4,196	4,937
Multifamily residential properties	371	371	—	—
Commercial real estate	10,109	10,381	4,901	7,716
Loans secured by real estate	16,606	17,701	11,316	14,872
Agricultural loans	19	19	1,371	11,521
Commercial and industrial loans	1,232	1,967	1,320	2,071
Consumer loans	182	182	311	311
All other loans	1,942	11,184	—	—
Total loans	$ 19,981	$ 31,053	$ 14,318	$ 28,775

The aggregate principal balances of nonaccrual, past due ninety days or more loans were $31.1 million and $28.8 million at December 31, 2025 and 2024, respectively. Interest income that would have been recorded under the original terms of such nonaccrual loans totaled $1.2 million, $1.4 million and $412,000 in 2025, 2024, and 2023, respectively.

Loan Modification to Borrowers Experiencing Financial Difficulty

The following table shows the amortized cost of loans at December 31, 2025 and 2024 that were both experiencing financial difficulty and modified segregated by portfolio segment and type of modification. The percentage of the amortized cost of loans that were modified to borrowers in financial distress as compared to outstanding loans is also presented below.

	Payment Delay Investment	Term Extension Modifications	Interest Rate Reduction	Total Class of Financing Receivable
December 31, 2025				
Agricultural real estate	$ 288	$ —	$ —	—%
1-4 family residential properties	9	1,085	—	0.02%
Commercial real estate	575	—	505	0.02%
Loans secured by real estate	872	1,085	505	0.04%
Commercial and industrial loans	708	73	—	0.01%
Consumer loans	—	4	—	—%
Total	$ 1,580	$ 1,162	$ 505	0.05%
December 31, 2024				
Agricultural real estate	$ 309	$ —	$ —	0.01%
1-4 family residential properties	45	758	—	0.01%
Commercial real estate	847	188	472	0.03%
Loans secured by real estate	1,201	946	472	0.05%
Commercial and industrial loans	136	92	—	—%
Consumer loans	2	8	—	—%
Total	$ 1,339	$ 1,046	$ 472	0.05%

The Company closely monitors the performance of loans that have been modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table shows the performance of such loans that have been modified in the last twelve months ended December 31, 2025.

	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due
December 31, 2025				
Commercial real estate	$ —	$ 505	$ —	$ 505
Loans secured by real estate	—	505	—	505
Commercial and industrial loans	—	723	—	723
Total loans	$ —	$ 1,228	$ —	$ 1,228

The following table shows the financial effect of loan modifications during the current quarter to borrowers experiencing financial difficulty for the three months ended December 31, 2025.

	Weighted Average Interest Rate Reduction	Weighted Average Term Extension (in months)
Agricultural real estate	—%	—
1-4 family residential properties	—%	—
Commercial real estate	—%	—
Commercial and industrial loans	—%	—
Consumer loans	—%	—
Other Loans	—%	—

A loan is considered to be in payment default once it is 90 days past due under the modified terms. There were no loans modified during the prior twelve months that experienced defaults for twelve months ended December 31, 2025.

At December 31, 2025 and 2024, the balance of real estate owned include $2.9 million and $2.2 million respectively of foreclosed real estate properties recorded as a result of obtaining physical possession of the property. At December 31, 2025 and 2024, the recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceeds were in process was $1.3 million and $2.8 million.

Purchased Credit Deteriorated (PCD) Loans

During 2023, the Company acquired loans from Blackhawk Bank, for which there was, at acquisition, evidence of more than insignificant deterioration of credit quality since origination. The carrying amount of those loans is as follows (in thousands):

	Blackhawk Acquisition
Purchase price of purchase credit deteriorated loans at acquisition	$ 115,250
Allowance for credit losses at acquisition	(3,791)
Non-credit discount/(premium) at acquisition	(5,476)
Fair value of purchased credit deteriorated loans at acquisition	$ 105,983

Note 6 -- Premises and Equipment, Net

Premises and equipment at December 31, 2025 and 2024 consisted of (in thousands):

	2025	2024
Land	$ 28,523	$ 35,355
Buildings and improvements	67,201	71,814
Furniture and equipment	21,678	20,154
Leasehold improvements	5,377	5,054
Capitalized software	7,243	3,233
Construction in progress	652	1,553
Subtotal	130,674	137,163
Accumulated depreciation and amortization	39,892	36,929
Total	$ 90,782	$ 100,234

Depreciation and amortization expense was $5.2 million, $4.9 million, and $5.0 million for the years ended December 31, 2025, 2024, and 2023, respectively. This expense is included in net occupancy and equipment expense on the Consolidated Statements of Income.

Note 7 -- Goodwill and Intangible Assets

The Company has goodwill from business combinations, intangible assets from branch acquisitions, identifiable intangible assets assigned to core deposit relationships and customer lists of business lines acquired. The following table presents gross carrying amount and accumulated amortization by major intangible asset class as of December 31, 2025 and 2024 (in thousands):

	2025		2024	
	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Goodwill	$ 207,151	$ 3,760	$ 207,151	$ 3,760
Core deposit intangibles	79,945	53,285	79,945	44,736
Customer list intangibles	34,420	16,021	30,857	13,180
	$ 324,531	$ 76,081	$ 320,968	$ 64,691

Core deposit intangibles are being amortized over a period of 10 years and other intangibles, primarily customer lists, are being amortized over periods ranging from 3 to 12 years.

In December 2025, a customer list intangible asset of $764,000 was recorded for the acquisition of RFMS customer list in connection with its farm management business. First Mid Wealth Management was assigned all of this intangible asset. The purchase consideration given to RFMS matches the amount of intangible assets recorded.

During the quarter ended September 30, 2025, a customer list intangible asset of $2.8 million was recorded for the acquisition of a portion of AAIG's customer list in connection with its insurance business. First Mid Insurance was assigned all of this intangible asset. The purchase consideration given to AAIG matches the amount of intangible assets recorded.

During the quarter ended September 30, 2024, goodwill of $6.9 million was recorded for the acquisition of the stock of Mid Rivers Insurance Group, Inc., in connection with its insurance business. First Mid Insurance was assigned all this goodwill.

The following provides a reconciliation of the purchase price paid for Mid Rivers Insurance Group, Inc. and the amount of goodwill recorded (in thousands):

Unallocated purchase price		$ 10,059
Less purchase accounting adjustments:		
Insurance Company intangible	$ 4,305	
Other liabilities	(1,176)	
		3,129
Resulting goodwill from acquisition		$ 6,930

Goodwill of $50.1 million was recorded for the acquisition and merger of Blackhawk Bancorp, Inc. during the third quarter of 2023. All this goodwill was assigned to the banking unit of the Company. The goodwill will not be deductible for tax purposes.

The following table provides a reconciliation of the purchase price paid for the acquisition of Blackhawk and the amount of goodwill recorded (in thousands):

Unallocated purchase price		$ 26,955
Less purchase accounting adjustments:		
Fair value of securities	$ (25,521)	
Fair value of loans, net	(43,477)	
Fair value of premises and equipment	(3,856)	
Fair value of time deposits	2,311	
Fair value of subordinated and jr subordinated debentures	3,707	
Increase in core deposit intangible	33,731	
Increase in mortgage servicing rights	3,344	
Other assets	6,619	
		(23,142)
Resulting goodwill from acquisition		$ 50,097

During the quarter ended June 30, 2023, goodwill of $6.0 million was recorded for the acquisition of the stock of Purdum, Gray, Ingledue, Beck, Inc., in connection with its insurance business. First Mid Insurance was assigned all this goodwill.

The following provides a reconciliation of the purchase price paid for Purdum, Gray, Ingledue, Beck, Inc. and the amount of goodwill recorded (in thousands):

Unallocated purchase price		$ 10,145
Less purchase accounting adjustments:		
Insurance Company intangible	$ 5,770	
Other liabilities	(1,576)	
		4,194
Resulting goodwill from acquisition		$ 5,951

The unpaid principal balance of mortgage loans serviced for others was $509.7 million and $572.6 million at December 31, 2025 and 2024, respectively. Mortgage servicing rights are accounted for under the amortization method. The following table summarizes the activity pertaining to the mortgage servicing rights included in intangible assets as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025	December 31, 2024
Beginning balance	$ 5,629	$ 6,859
Adjustment to valuation reserve	1	7
Mortgage servicing rights amortized	(1,053)	(1,226)
Interest only strip	(11)	(11)
Ending balance	$ 4,566	$ 5,629
Fair value of portfolio	$ 5,596	$ 6,716

Total amortization expense for the years ended December 31, 2025, 2024, and 2023 was as follows (in thousands):

	2025	2024	2023
Core deposit intangibles	$ 8,549	$ 9,770	$ 6,534
Customer list intangibles	2,841	2,560	2,069
Mortgage servicing rights	1,053	1,226	524
	$ 12,443	$ 13,556	$ 9,127

Estimated amortization expense for each of the five succeeding years is shown in the table below (in thousands):

For year ended 12/31/26	$ 10,925
For year ended 12/31/27	9,661
For year ended 12/31/28	8,447
For year ended 12/31/29	7,095
For year ended 12/31/30	5,417

The weighted average amortization period for core deposit, customer lists and total intangibles was 2.91, 4.22 and 3.44 years respectively, at December 31, 2025.

Note 8 – Deposits

As of December 31, 2025 and 2024, deposits consisted of the following (in thousands):

	2025	2024
Demand deposits:		
Non-interest-bearing	$ 1,392,534	$ 1,329,155
Interest-bearing	2,095,370	1,907,734
Savings	639,412	636,427
Money market	1,138,464	1,196,537
Time deposits	1,129,493	987,243
Total deposits	$ 6,395,273	$ 6,057,096

As of December 31, 2025, 2024, and 2023, the aggregate amount of time deposits in denominations of more than $250,000 was as follows (in thousands):

	2025	2024	2023
Time deposit balances in denominations of more than $250,000	$ 419,929	$ 341,432	$ 282,028

The following table shows the amount of maturities for all time deposits as of December 31, 2025 (in thousands):

Less than 1 year	$	988,464
1 year to 3 years		123,759
3 years to 5 years		17,270
Over 5 years		—
Total	$	1,129,493

In 2025, the Company maintained account relationships with various public entities throughout its market areas. These public entities had total balances of approximately $193.6 million and $261.2 million in various checking accounts and time deposits as of December 31, 2025 and 2024, respectively. These balances are subject to change depending upon the cash flow needs of the public entity.

Note 9 -- Repurchase Agreements and Other Borrowings

As of December 31, 2025 and 2024 borrowings consisted of the following (in thousands):

	2025	2024
Securities sold under agreements to repurchase	$ 196,716	$ 204,122
Federal Home Loan Bank-overnight	—	90,000
Federal Home Loan Bank (FHLB) fixed-term advances	270,000	152,520
Subordinated debt	60,008	87,472
Junior subordinated debentures	24,454	24,280
Total	$ 551,178	$ 558,394

Aggregate annual maturities of FHLB advances and debt (excluding unamortized discounts and premiums) at December 31, 2025 are (in thousands):

	FHLB	Subordinated Debt	Jr. Subordinated Debentures	Total
2026	$ 25,000	$ —	$ —	$ 25,000
2027	50,000	—	—	50,000
2028	25,000	—	—	25,000
2029	45,000	—	—	45,000
2030	100,000	56,000	—	156,000
Thereafter	25,000	5,000	25,775	55,775
	270,000	61,000	25,775	356,775
Unamortized discount	—	(992)	(1,321)	(2,313)
	$ 270,000	$ 60,008	$ 24,454	$ 354,462

FHLB advances represent borrowings by First Mid Bank to fund loan demand. At December 31, 2025 the advances totaling $270.0 million were as follows:

Advance	Term (in years)	Interest Rate	Maturity Date
$25,000,000	3.0	4.40%	June 15, 2026
25,000,000	3.0	4.37%	May 10, 2027
25,000,000	3.0	4.32%	May 17, 2027
25,000,000	5.0	3.95%	June 29, 2028
25,000,000	5.0	3.93%	June 27, 2029
5,000,000	10.0	1.15%	October 3, 2029
5,000,000	10.0	1.12%	October 3, 2029
10,000,000	10.0	1.39%	December 31, 2029
25,000,000	5.0	3.46%	February 7, 2030
25,000,000	5.0	3.16%	August 14, 2030
50,000,000	5.0	2.92%	November 25, 2030
25,000,000	10.0	2.71%	March 5, 2035

Securities sold under agreements to repurchase have overnight maturities and a weighted average rate of 1.88%.

The right of setoff for a repurchase agreement resembles a secured borrowing, whereby the collateral pledged by the Company would be used to settle the fair value of the repurchase agreement should the Company be in default (e.g., declare bankruptcy), the Company could cancel the repurchase agreement (i.e., cease payment of principal and interest), and attempt collection on the amount of collateral value in excess of the repurchase agreement fair value. The collateral is held by a third-party financial institution in the counterparty's custodial account. The counterparty has the right to sell or repledge the investment securities. For government entity repurchase agreements, the collateral is held by the Company in a segregated custodial account under a tri- party agreement. The Company is required by the counterparty to maintain adequate collateral levels. In the event the collateral fair value falls below stipulated levels, the Company will pledge additional securities. The Company closely monitors collateral levels to ensure adequate levels are maintained, while mitigating the potential of over-collateralization in the event of counterparty default.

Repurchase agreements by class of collateral pledged are as follows (in thousands):

	December 31, 2025	December 31, 2024
US Treasury securities and obligations of U.S. government corporations and agencies	$ 55,863	$ 70,664
Mortgage-backed securities	140,853	133,458
Total	$ 196,716	$ 204,122

(1) Mortgage-backed securities include mortgage-backed securities (MBS) and collateralized mortgage obligation (CMO) issues from the following government sponsored enterprises: FHLMC, FNMA, GNMA and FHLB.

At December 31, 2025, there was no outstanding loan balance on the revolving credit agreement with The Northern Trust Company. This loan was renewed on April 4, 2025 for one year as a revolving credit agreement with a maximum available balance of $15 million. The interest rate is floating at 2.25% over the federal funds rate. The loan is unsecured. Management believes that the Company and its subsidiary bank was in compliance with all the existing covenants at December 31, 2025 and 2024.

On October 6, 2020, the Company issued and sold $96.0 million in aggregate principal amount of its 3.95% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Notes”). The Notes were issued pursuant to the Indenture, dated as of October 6, 2020 (the “Base Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of October 6, 2020 (the “Supplemental Indenture”), between the Company and the Trustee. The Base Indenture, as amended and supplemented by the Supplemental Indenture, governs the terms of the Notes and provides that the Notes are unsecured, subordinated debt obligations of the Company and will mature on October 15, 2030. From and including the date of issuance to, but excluding October 15, 2025, the Notes bore interest at an initial rate of 3.95% per annum. From and including October 15, 2025 to, but excluding the maturity date or earlier redemption, the Notes will bear interest at a floating rate equal to three-month Term SOFR plus a spread of 383 basis points, or such other rate as determined pursuant to the Supplemental Indenture, provided that in no event shall the applicable floating interest rate be less than zero per annum (7.5% and 3.95% at December 31, 2025 and 2024, respectively). On June 7, 2024, August 27, 2024, and September 6, 2024, the Company repurchased in open market transactions and subsequently cancelled $4.0 million, $15.0 million, and $1.0 million respectively, of the outstanding Notes. On October 15, 2025, the Company paid down $20 million of the outstanding Notes. As a result, as of December 31, 2025, $56 million in aggregate principal amount of the Notes remain issued and outstanding.

The Company may, beginning with the interest payment date of October 15, 2025, and on any interest payment date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. The Company may also redeem the Notes at any time, including prior to October 15, 2025, at the Company’s option, in whole but not in part, if: (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes; (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 capital for regulatory capital purposes; or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended; in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date.

On August 15, 2023, the Company assumed, as part of the Blackhawk Bancorp, Inc. acquisition, $7.5 million principal amount of 3.5% Fixed-to-Floating Rate Subordinated Notes due 2031 (“Blackhawk Subordinated Debt I”). Blackhawk Subordinated Debt I was issued pursuant to Indenture between the Company and UMB Bank, as trustee. This Indenture governs the terms of the Blackhawk Subordinated Debt I and provides that such notes are unsecured, subordinated debt obligations of the Company and will mature on May 14, 2031. From and including the date of issuance to, but excluding May 14, 2026, the notes will bear interest at an initial rate of 3.5% per annum. From and including May 14, 2026 to, but excluding the maturity date, the notes will bear interest at a floating rate equal to three-month Term SOFR plus a spread of 285 basis points. On February 5, 2025, the Company repurchased in open market transactions and subsequently cancelled $3.0 million of the outstanding Blackhawk Subordinated Debt I Notes. As a result, as of December 31, 2025, $4.5 million in aggregate principal amount of Blackhawk Subordinated Debt I Notes remain issued and outstanding.

On August 15, 2023, the Company assumed, as part of the Blackhawk Bancorp, Inc. acquisition, $7.5 million principal amount of 3.875% Fixed-to-Floating Rate Subordinated Notes due 2036 (“Blackhawk Subordinated Debt II”). Blackhawk Subordinated Debt II was issued pursuant to Indenture between the Company and UMB Bank, as trustee. This Indenture governs the terms of the Blackhawk Subordinated Debt II and provides that such notes are unsecured, subordinated debt obligations of the Company and will mature on May 14, 2036. From and including the date of issuance to, but excluding May 14, 2031, the notes will bear interest at an initial rate of 3.875% per annum. From and including May 14, 2031 to, but excluding the maturity date, the notes will bear interest at a floating rate equal to three-month Term SOFR plus a spread of 255 basis points. On February 5, 2025, the Company repurchased in open market transactions and subsequently cancelled $7.0 million of the outstanding Blackhawk Subordinated Debt II Notes. As a result, as of December 31, 2025, $500,000 in aggregate principal amount of Blackhawk Subordinated Debt II Notes remain issued and outstanding.

On April 26, 2006, the Company completed the issuance and sale of $10 million of fixed/floating rate trust preferred securities through First Mid-Illinois Statutory Trust II (“Trust II”), a statutory business trust and wholly owned unconsolidated subsidiary of the Company, as part of a pooled offering. The Company established Trust II for

the purpose of issuing the trust preferred securities. The $10.0 million in proceeds from the trust preferred issuance and an additional $310,000 for the Company's investment in common equity of Trust II, a total of $10.3 million, was invested in junior subordinated debentures of the Company. The underlying junior subordinated debentures issued by the Company to Trust II mature in 2036, bore interest at a fixed rate of 6.98% paid quarterly until June 15, 2011 and then converted to floating rate (SOFR plus 160 basis points) after June 15, 2011 (5.59% and 6.81% at December 31, 2025 and 2024, respectively). The net proceeds to the Company were used for general corporate purposes, including the Company's acquisition of Mansfield Bancorp, Inc. in 2006.

On September 8, 2016, the Company assumed the trust preferred securities of Clover Leaf Statutory Trust I ("CLST I"), a statutory business trust that was a wholly owned unconsolidated subsidiary of First Clover Financial. The $4.0 million of trust preferred securities and an additional $124,000 additional investment in common equity of CLST I, is invested in junior subordinated debentures issued to CLST I. The subordinated debentures matured in 2025, bear interest at three-month SOFR plus 185 basis points (5.84% and 7.06% at December 31, 2025 and 2024, respectively) and resets quarterly.

On May 1, 2018, the Company assumed the trust preferred securities of FBTC Statutory Trust I ("FBTCST I"), a statutory business trust that was a wholly owned unconsolidated subsidiary of First BancTrust Corporation. The $6.0 million of trust preferred securities and an additional $186,000 additional investment in common equity of FBTCST I is invested in junior subordinated debentures issued to FBTCST I. The subordinated debentures mature in 2035, bear interest at three-month SOFR plus 170 basis points (5.69% and 6.91% at December 31, 2025 and 2024, respectively) and resets quarterly.

On August 15, 2023, the Company assumed the trust preferred securities of Blackhawk Statutory Trust I ("BHST I"), a statutory business trust that was a wholly owned unconsolidated subsidiary of Blackhawk Bancorp, Inc. The $1.0 million of trust preferred securities and an additional $31,000 investment in common equity of BHST I is invested in junior subordinated debentures issued to BHST I. The subordinated debentures mature in 2032, bear interest at three-month SOFR plus 325 basis points (7.20% and 8.17% at December 31, 2025 and 2024, respectively) and resets quarterly.

On August 15, 2023, the Company assumed the trust preferred securities of Blackhawk Statutory Trust II ("BHST II"), a statutory business trust that was a wholly owned unconsolidated subsidiary of Blackhawk Bancorp, Inc. The $4.0 million of trust preferred securities and an additional $124,000 investment in common equity of BHST II is invested in junior subordinated debentures issued to BHST II. The subordinated debentures mature in 2035, bear interest at three-month SOFR plus 205 basis points (6.02% and 7.25% at December 31, 2025 and 2024, respectively) and resets quarterly.

The trust preferred securities issued by Trust II, CLST I, FBTCSTI, BHST I, and BHST II are included as Tier 1 capital of the Company for regulatory capital purposes. On March 1, 2005, the Federal Reserve Board adopted a final rule that allows the continued limited inclusion of trust preferred securities in the calculation of Tier 1 capital for regulatory purposes. The final rule provided a five-year transition period, ending September 30, 2010, for application of the revised quantitative limits. On March 17, 2009, the Federal Reserve Board adopted an additional final rule that delayed the effective date of the new limits on inclusion of trust preferred securities in the calculation of Tier 1 capital until March 31, 2012. The application of the revised quantitative limits did not and is not expected to have a significant impact on its calculation of Tier 1 capital for regulatory purposes or its classification as well-capitalized. The Dodd-Frank Act, signed into law July 21, 2010, removes trust preferred securities as a permitted component of a holding company's Tier 1 capital after a three-year phase-in period beginning January 1, 2013 for larger holding companies. For holding companies with less than $15 billion in consolidated assets, existing issues of trust preferred securities are grandfathered and not subject to this new restriction. Similarly, the final rule implementing the Basel III reforms allows holding companies with less than $15 billion in consolidated assets as of December 31, 2009 to continue to count toward Tier 1 capital any trust preferred securities issued before May 19, 2010. New issuances of trust preferred securities, however would not count as Tier 1 regulatory capital.

In addition to requirements of the Dodd-Frank Act discussed above, the act also required the federal banking agencies to adopt rules that prohibit banks and their affiliates from engaging in proprietary trading and investing in and sponsoring certain unregistered investment companies (defined as hedge funds and private equity funds). This rule is generally referred to as the "Volcker Rule." On December 10, 2013, the federal banking agencies issued final rules to implement the prohibitions required by the Volcker Rule. Following the publication of the final rule, and in reaction to concerns in the banking industry regarding the adverse impact the final rule's treatment of certain collateralized debt instruments has on community banks, the federal banking agencies approved an interim final rule to permit banking entities to retain interests in certain collateralized debt obligations backed primarily by trust preferred securities. Under the interim final rule, the agencies permit the retention of an interest in or sponsorship of covered funds by banking entities under $15 billion in assets if (1) the collateralized debt obligation was established and issued prior to May 19, 2010, (2) the banking entity reasonably believes that the offering proceeds received by the collateralized debt obligation were invested primarily in qualifying trust preferred collateral, and (3) the banking entity's interests in the collateralized debt obligation was acquired on or prior to December 10, 2013. Although the Volcker Rule impacts many large banking entities, the Company does not currently anticipate that the Volcker Rule will have a material effect on the operations of the Company or First Mid Bank.

Note 10 -- Regulatory Capital

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Bank holding companies follow minimum regulatory requirements established by the Board of Governors of the Federal Reserve System ("Federal Reserve System"), and First Mid Bank follow similar minimum regulatory requirements established for national banks by the Office of the Comptroller of the Currency ("OCC"). Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary action by regulators that, if undertaken, could have a direct material effect on the Company's financial statements.

Quantitative measures established by each regulatory capital standards to ensure capital adequacy require the Company and its subsidiary bank to maintain a minimum capital amounts and ratios (set forth in the table below). Management believes that, as of December 31, 2025 and 2024, the Company and First Mid Bank met all capital adequacy requirements.

As of December 31, 2025 and 2024, the most recent notification from the primary regulators categorized First Mid Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, minimum total risk-based capital, Tier 1 risk-based capital, Common Equity Tier 1 risk-based capital, and Tier 1 leverage ratios must be maintained as set forth in the table below. At December 31, 2025, there were no conditions or events since the most recent notification that management believes have changed this categorization.

(Dollars in thousands)	Actual		Required Minimum For Capital Adequacy Purposes with Capital Buffer		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2025						
Total capital (to risk-weighted assets)						
Company	$ 989,634	15.67%	$ 663,053	>10.50%	N/A	N/A
First Mid Bank	910,047	14.47%	660,282	>10.50%	$ 628,840	> 10.00%
Tier 1 capital (to risk-weighted assets)						
Company	855,405	13.55%	536,757	> 8.50%	N/A	N/A
First Mid Bank	835,826	13.29%	534,514	> 8.50%	503,072	> 8.00%
Common equity tier 1 capital (to risk-weighted assets)						
Company	830,951	13.16%	442,035	> 7.00%	N/A	N/A
First Mid Bank	835,826	13.29%	440,188	> 7.00%	408,746	> 6.50%
Tier 1 capital (to average assets)						
Company	855,405	11.07%	308,994	> 4.00%	N/A	N/A
First Mid Bank	835,826	10.88%	307,361	> 4.00%	384,201	> 5.00%
December 31, 2024						
Total capital (to risk-weighted assets)						
Company	$ 935,189	15.37%	$ 639,015	>10.50%	N/A	N/A
First Mid Bank	880,621	14.51%	637,089	>10.50%	$ 606,752	> 10.00%
Tier 1 capital (to risk-weighted assets)						
Company	780,096	12.82%	517,298	> 8.50%	N/A	N/A
First Mid Bank	813,000	13.40%	515,739	> 8.50%	485,401	> 8.00%
Common equity tier 1 capital (to risk-weighted assets)						
Company	755,816	12.42%	426,010	> 7.00%	N/A	N/A
First Mid Bank	813,000	13.40%	424,726	> 7.00%	394,389	> 6.50%
Tier 1 capital (to average assets)						
Company	780,096	10.33%	301,976	> 4.00%	N/A	N/A
First Mid Bank	813,000	10.82%	300,596	> 4.00%	375,745	> 5.00%

The Company's risk-weighted assets, capital and capital ratios for December 31, 2025 and 2024 were computed in accordance with Basel III capital rules. See heading "Basel III" in the Overview section of this report for a more detailed description of Basel III rules. As of December 31, 2025 and 2024, the Company and First Mid Bank had capital ratios above the required minimums for regulatory capital adequacy, and First Mid Bank had capital ratios that qualified it for treatment as well-capitalized under the regulatory framework for prompt corrective action with respect to banks.

Note 11 -- Disclosures of Fair Values of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities which use observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the inputs and valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Available-for-Sale Securities. The fair value of available-for-sale securities is determined by various valuation methodologies. Where quoted market prices are available in an active market, securities are classified within Level 1. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market- based or independently sources market parameters, including but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

Equity Securities. The fair value of current equity securities is determined by obtaining quoted market prices in an active market and are classified within Level 1. In cases where quoted market prices are not available, fair values are estimated by using quoted prices of securities with similar characteristics and are classified in Level 2 of the valuation hierarchy.

Derivatives. The fair value of derivatives is based on models using observable market data as of the measurement date and are therefore classified in Level 2 of the valuation hierarchy.

Loans held for sale. The fair values are estimated by using quoted prices of loans with similar characteristics and are therefore classified in Level 2 of the valuation hierarchy.

The following table presents the Company's assets that are measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2025 and 2024 (in thousands):

		Fair Value Measurements Using:		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2025				
Available-for-sale securities:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 144,080	$ —	$ 144,080	$ —
Obligations of states and political subdivisions	280,633	—	280,633	—
Mortgage-backed securities	624,666	—	624,666	—
Corporate bonded debt	27,504	—	24,745	2,759
Total available-for-sale securities	1,076,883	—	1,074,124	2,759
Equity securities	4,588	4,588	—	—
Loans held for sale	5,203	—	5,203	—
Derivative assets: interest rate swaps	1,728	—	1,728	—
Total assets	$ 1,088,402	$ 4,588	$ 1,081,055	$ 2,759
Derivative liabilities: interest rate swaps	$ 1,247	$ —	$ 1,247	$ —
December 31, 2024				
Available-for-sale securities:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 191,358	$ —	$ 191,358	$ —
Obligations of states and political subdivisions	267,740	—	267,740	—
Mortgage-backed securities	539,742	—	539,742	—
Corporate bonded debt	64,452	—	58,693	5,759
Total available-for-sale securities	1,063,292	—	1,057,533	5,759
Equity securities	4,439	4,439	—	—
Loans held for sale	6,614	—	6,614	—
Derivative assets: interest rate swaps	2,949	—	2,949	—
Total assets	$ 1,077,294	$ 4,439	$ 1,067,096	$ 5,759
Derivative liabilities: interest rate swaps	$ 2,006	$ —	$ 2,006	$ —

The change in fair value of assets measured on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2025 and 2024 is summarized as follows (in thousands):

	Total
December 31, 2025	
Beginning balance	$ 5,759
Transfers out of Level 3	(7,029)
Purchases	7,029
Maturities	(3,000)
Ending balance	$ 2,759
December 31, 2024	
Beginning balance	$ 6,163
Transfers into Level 3	3
Maturities	(407)
Ending balance	$ 5,759

Following is a description of the valuation methodologies used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Collateral Dependent Loans

Loans for which it is probable that the Company will not collect all principal and interest due according to contractual terms are measured for impairment. Allowable methods for determining the amount of impairment and estimating fair value include using the fair value of the collateral for collateral dependent loans.

If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value. Impaired loans that are collateral dependent are classified within Level 3 of the fair value hierarchy when impairment is determined using the fair value method.

Management establishes a specific allowance for loans that have an estimated fair value that is below the carrying value. The total carrying amount of loans for which a change in specific allowance has occurred as of December 31, 2025 was $11.0 million and a fair value of $10.4 million resulting in specific loss exposures of $605,000. As of December 31, 2024, the total carrying amount of loans for which a change specific allowance has occurred was $17.9 million. These loans had a fair value of $16.6 million which resulted in specific loss exposures of $1.3 million.

When there is little prospect of collecting principal or interest, loans, or portions of loans, may be charged-off to the allowance for credit losses. Losses are recognized in the period an obligation becomes uncollectible. The recognition of a loss does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off the loan even though partial recovery may be affected in the future.

Foreclosed Assets Held For Sale

Other real estate owned acquired through loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. The adjustment at the time of foreclosure is recorded through the allowance for credit losses. Due to the subjective nature of establishing the fair value when the asset is acquired, the actual fair value of the other real estate owned or foreclosed asset could differ from the original estimate. If it is determined that fair value declines subsequent to foreclosure, a valuation allowance is recorded through non-interest expense. Operating costs associated with the assets after acquisition are also recorded as non-interest expense. Gains and losses on the disposition of other real estate owned and foreclosed assets are netted and posted to other non-interest expense. The total carrying amount of other real estate owned as of December 31, 2025 was $2.9 million. Other real estate owned included in the total carrying amount and measured at fair value on a nonrecurring basis during the year amounted to $605,000. The total carrying amount of other real estate owned as of December 31, 2024 was $2.2 million. Other real estate owned included in the total carrying amount and measured at fair value on a nonrecurring basis during the year amounted to $48,000.

The following table presents the fair value measurement of assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2025 and 2024 (in thousands):

	Fair Value Measurements Using			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2025				
Collateral dependent loans	$ 10,389	$ —	$ —	$ 10,389
Foreclosed assets held for sale	605	—	—	605
December 31, 2024				
Collateral dependent loans	$ 16,604	$ —	$ —	$ 16,604
Foreclosed assets held for sale	48	—	—	48

Sensitivity of Significant Unobservable Inputs

The following table presents quantitative information about unobservable inputs used in Level 3 fair value measurements other than goodwill at December 31, 2025.

	Fair Value (in thousands)	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Collateral dependent loans	$ 10,389	Third party valuations	Discount to reflect realizable value	0% - 40% (20%)
Foreclosed assets held for sale	605	Third party valuations	Discount to reflect realizable value less estimated selling costs	0% - 40% (35%)

The following table presents quantitative information about unobservable inputs used in Level 3 fair value measurements other than goodwill at December 31, 2024.

	Fair Value (in thousands)	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Collateral dependent loans	$ 16,604	Third party valuations	Discount to reflect realizable value	0% - 40% (20%)
Foreclosed assets held for sale	48	Third party valuations	Discount to reflect realizable value less estimated selling costs	0% - 40% (35%)

The following tables present estimated fair values of the Company's financial instruments at December 31, 2025 and 2024 (in thousands):

	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
December 31, 2025					
Financial assets					
Cash and due from banks	$ 254,844	$ 254,844	$ 254,844	$ —	$ —
Federal funds sold	76	76	76	—	—
Certificates of deposit investments	1,740	1,740	—	1,740	—
Available-for-sale securities	1,076,883	1,076,883	—	1,074,124	2,759
Held-to-maturity securities	2,288	2,288	2,288	—	—
Equity securities	4,588	4,588	4,588	—	—
Loans held for sale	5,203	5,203	—	5,203	—
Loans net of allowance for credit losses	5,931,296	5,761,258	—	—	5,761,258
Interest receivable	39,949	39,949	—	39,949	—
Federal Reserve Bank stock	19,855	19,855	—	19,855	—
Federal Home Loan Bank stock	11,351	11,351	—	11,351	—
Financial liabilities					
Deposits	$ 6,395,273	$ 6,322,439	$ —	$ 5,265,780	$ 1,056,659
Securities sold under agreements to repurchase	196,716	196,716	—	196,716	—
Interest payable	5,782	5,782	—	5,782	—
Federal Home Loan Bank borrowings	270,000	270,338	—	270,338	—
Subordinated debentures	60,008	60,800	—	60,800	—
Junior subordinated debentures	24,454	22,083	—	22,083	—
December 31, 2024					
Financial assets					
Cash and due from banks	$ 121,141	$ 121,141	$ 121,141	$ —	$ —
Federal funds sold	75	75	75	—	—
Certificates of deposit investments	3,500	3,500	—	3,500	—
Available-for-sale securities	1,063,292	1,063,292	—	1,057,533	5,759
Held-to-maturity securities	2,279	2,279	2,279	—	—
Equity securities	4,439	4,439	4,439	—	—
Loans held for sale	6,614	6,614	—	6,614	—
Loans net of allowance for credit losses	5,595,666	5,314,756	—	—	5,314,756
Interest receivable	38,639	38,639	—	38,639	—
Federal Reserve Bank stock	19,855	19,855	—	19,855	—
Federal Home Loan Bank stock	9,501	9,501	—	9,501	—
Financial liabilities					
Deposits	$ 6,057,096	$ 5,977,113	$ —	$ 5,069,853	$ 907,260
Securities sold under agreements to repurchase	204,122	204,122	—	204,122	—
Interest payable	5,280	5,280	—	5,280	—
Federal Home Loan Bank borrowings	242,520	240,125	—	240,125	—
Subordinated debentures	87,472	86,062	—	86,062	—
Junior subordinated debentures	24,280	21,411	—	21,411	—

Note 12 -- Deferred Compensation Plan

The Company follows the provisions of ASC 710, for purposes of the First Mid Bancshares, Inc. Amended and Restated Deferred Compensation Plan ("DCP"). At December 31, 2025, the Company classified the cost basis of its common stock issued and held in trust in connection with the DCP of approximately $6.8 million as treasury stock. The Company also classified the cost basis of its related deferred compensation obligation of approximately $6.8 million as an equity instrument (deferred compensation). The DCP was effective as of June 1984. The purpose of the DCP is to enable directors, advisory directors, and key employees the opportunity to defer a portion of the fees and cash compensation paid by the Company as a means of maximizing the effectiveness and flexibility of compensation arrangements. The Company invests all participants' deferrals in shares of common stock. Dividends paid on the shares are credited to participants' DCP accounts and invested in additional shares. During 2025 and 2024, the Company issued no common shares pursuant to the DCP.

The Company also maintains deferred compensation arrangements that were acquired in the Soy Capital acquisition. Individual participants in the agreements are primarily business development employees in the First Mid Insurance and First Mid Wealth Management divisions. The total liabilities associated with these agreements are included in other liabilities on the Company's consolidated balance sheets as of December 31, 2025 and 2024.

Note 13 -- Stock Incentive Plan

At the Annual Meeting of Stockholders held April 26, 2017, the stockholders approved the 2017 Stock Incentive Plan ("SI Plan"). The SI Plan was implemented to succeed the Company's 2007 Stock Incentive Plan, which had a ten-year term. At the Annual Meeting of Stockholders held on April 30, 2025, the stockholders approved amendments to the SI Plan to change the name of the plan to the 2025 Stock Incentive Plan and to extend the term of the plan to January 21, 2035. The SI Plan is intended to provide a means whereby directors, employees, consultants and advisors of the Company and its Subsidiaries may sustain a sense of proprietorship and personal involvement in the continued development and financial success of the Company and its Subsidiaries, thereby advancing the interests of the Company and its stockholders. Accordingly, directors and selected employees, consultants and advisors may be provided the opportunity to acquire shares of Common Stock of the Company on the terms and conditions established in the SI Plan.

Following the stockholders' approval at the 2025 annual meeting of the Company, a maximum of 1 million shares of common stock may be issued under the SI Plan. The Company awarded 84,097, 80,332 and 45,986 shares (under the 2017 Stock Incentive Plan) during 2025, 2024, and 2023, respectively, as stock and stock unit awards. The Company recognizes forfeitures of awarded shares as they occur.

The following table summarizes the compensation cost, net of forfeitures, related to stock-based compensation for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	2025	2024	2023
Stock and stock unit awards:			
Pre-tax compensation expense	$ 2,642	$ 2,359	$ 1,656
Income tax benefit	(555)	(495)	(348)
Total share-based compensation expense, net of income taxes	$ 2,087	$ 1,864	$ 1,308

The following table summarizes non-vested stock and stock unit activity for the years ended December 31, 2025, 2024, and 2023:

	2025		2024		2023	
	Shares	Weighted-avg Grant-date Fair Value	Shares	Weighted-avg Grant-date Fair Value	Shares	Weighted-avg Grant-date Fair Value
Nonvested, beginning of year	96,571	$ 32.29	76,740	$ 33.24	82,048	$ 37.41
Granted	84,097	38.96	80,332	33.51	45,986	27.64
Vested	(62,512)	(35.20)	(58,330)	(35.05)	(49,525)	(34.88)
Forfeited	(1,452)	(36.39)	(2,171)	(32.21)	(1,769)	(35.15)
Nonvested, end of year	116,704	$ 35.57	96,571	$ 32.29	76,740	$ 33.24
Fair value of shares vested		$ 2,200,358		$ 2,044,438		$ 1,727,554

The fair value of the awards is amortized to compensation expense over the vesting periods of the awards (four years for restricted stock unit awards and three years for restricted stock awards) and is based on the market price of the Company's common stock at the date of grant multiplied by the number of shares granted that are expected to vest. As of December 31, 2025, 2024, and 2023, there was $2.0 million, $1.4 million, and $1.5 million, respectively, of total unrecognized compensation cost related to unvested stock and stock unit awards under the SI Plan.

Note 14 -- Retirement Plans

The Company has a defined contribution retirement plan which covers substantially all employees, which for 2025, provided a Company matching contribution of up to 6% of pre-tax contributions made by each participant. Employee contributions are limited to the 402(g) limit of compensation. The total expense for the plan amounted to $4.7 million, $4.8 million and $4.0 million in 2025, 2024, and 2023, respectively.

Note 15 -- Income Taxes

The components of federal and state income tax expense for the years ended December 31, 2025, 2024, and 2023 were as follows (in thousands):

	2025	2024	2023
Current			
Federal	$ 19,899	$ 18,504	$ 2,189
State	7,738	6,404	542
Total current	27,637	24,908	2,731
Deferred			
Federal	(1,887)	(2,497)	12,585
State	(451)	3,087	4,154
Total deferred	(2,338)	590	16,739
Total	$ 25,299	$ 25,498	$ 19,470

Recorded income tax expense differs from the expected tax expense (computed by applying the applicable statutory U.S. federal tax rate of 21% to income before income taxes). The principal reasons for the difference are as follows (in thousands):

	2025		2024		2023	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
US statutory income tax rate	$ 24,580	21.0%	$ 21,923	21.0%	$ 18,565	21.0%
Domestic state and local income tax, net of federal	5,772	4.9%	4,917	4.7%	3,710	4.2%
Tax credits (federal)	(290)	-0.2%	(229)	-0.2%	(303)	-0.3%
Nontaxable or nondeductible items (federal)						
Tax-exempt income from bank owned life insurance	(908)	-0.8%	(994)	-1.0%	(1,035)	-1.2%
Nondeductible interest expense	98	0.1%	307	0.3%	799	0.9%
Other tax-exempt income	(2,459)	-2.1%	(2,397)	-2.3%	(2,416)	-2.7%
Other	93	0.1%	(297)	-0.3%	251	0.3%
Changes in valuation allowances (federal)	(607)	-0.5%	(357)	-0.3%	—	—%
Changes in tax laws or rates enacted in the current period	—	—%	2,581	2.5%	—	—%
Changes in unrecognized tax benefits (federal), net	249	0.2%	213	0.2%	—	—%
Other items	(1,229)	-1.0%	(169)	-0.2%	(101)	-0.1%
Effective tax rate	$ 25,299	21.6%	$ 25,498	24.4%	$ 19,470	22.0%

Tax expense recorded by the Company for the years ended December 31, 2025, 2024, and 2023 included interest or penalties of approximately $249,000, $213,000, and $307,000, respectively. Tax returns filed with the Internal Revenue Service, Illinois, Wisconsin, Florida, Indiana, Missouri, and Texas Department of Revenues are subject to review by law under a three-year statute of limitations. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2022.

On July 4, 2025, The One Big Beautiful Bill Act, was signed into law. The Company has completed its evaluation of the provisions of the bill and does not expect it to have a material impact on its financial statements.

The tax effects of the temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024 are presented below (in thousands):

	2025	2024
Deferred tax assets:		
Allowance for credit losses	$ 19,751	$ 18,588
Available-for-sale investment securities	36,171	49,082
Deferred compensation	4,215	4,377
Supplemental retirement	533	512
Deferred loan costs	384	462
Stock compensation expense	207	80
Deferred revenue	162	211
Acquisition costs	87	112
Lease liability	3,476	3,743
Other	3,083	3,623
Total gross deferred tax assets	68,069	80,790
Less valuation allowance	—	(682)
Net deferred tax asset	68,069	80,108
Deferred tax liabilities:		
Intangibles amortization	8,722	5,378
Prepaid expenses	1,947	2,023
FHLB stock dividend	21	21
Deferred expenses	100	100
Purchase accounting	—	1,854
Depreciation	3,177	4,517
Accumulated accretion	—	222
Mortgage servicing rights	1,202	1,485
Right of use asset	3,335	3,657
Other	552	1,265
Total gross deferred tax liabilities	19,056	20,522
Deferred tax assets, net	$ 49,013	$ 59,586

In evaluating the realizability of its deferred tax assets, the Company assesses whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on historical taxable income and projected future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will generate sufficient taxable income to realize the deferred tax assets as of December 31, 2024 and 2025, except

for a valuation allowance of $682,000 recorded against the 2024 net deferred tax asset related to capital loss carryforwards. In determining the need for this valuation allowance, the Company considered all positive and negative evidence available in assessing whether the weight of such evidence supported recognition of the deferred tax assets related to these capital losses. The Company expects to generate sufficient capital gains in 2025 to utilize the capital loss carryforwards; therefore, the Company has concluded that a valuation allowance is no longer warranted for the related deferred tax asset.

Note 16 -- Dividend Restrictions

The National Bank Act imposes limitations on the amount of dividends that may be paid by a national bank, such as First Mid Bank. Generally, a national bank may pay dividends out of its undivided profits, in such amounts and at such times as the bank's board of directors deems prudent. Without prior OCC approval, however, a national bank may not pay dividends in any calendar year which, in the aggregate, exceed the bank's year-to-date net income plus the bank's adjusted retained net income for the two preceding years. Factors that could adversely affect First Mid Bank's net income include other-than- temporary impairment on investment securities that result in credit losses and economic conditions in industries where there are concentrations of loans outstanding that result in impairment of these loans and, consequently loan charges and the need for increased allowances for losses. See "Item 1A. Risk Factors," Note 4 – "Investment Securities" and Note 5 – "Loans" for a more detailed discussion of the factors.

The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, First Mid Bank exceeded their minimum capital requirements under applicable guidelines as of December 31, 2025. As of December 31, 2025, approximately $54.5 million was available to be paid as dividends to the Company by First Mid Bank. Notwithstanding the availability of funds for dividends, however, the OCC may prohibit the payment of any dividends by First Mid Bank if the OCC determines that such payment would constitute an unsafe or unsound practice.

Note 17 -- Commitments and Contingent Liabilities

First Mid Bank enters into financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include lines of credit, letters of credit and other commitments to extend credit. Each of these instruments involves, to varying degrees, elements of credit, interest rate and liquidity risk in excess of the amounts recognized in the consolidated balance sheets. The Company uses the same credit policies and requires similar collateral in approving lines of credit and commitments and issuing letters of credit as it does in making loans. The exposure to credit losses on financial instruments is represented by the contractual amount of these instruments. However, the Company does not anticipate any losses from these instruments.

The off-balance sheet financial instruments whose contract amounts represent credit risk at December 31, 2025 and 2024 were as follows (in thousands):

	2025	2024
Unused commitments and lines of credit:		
Commercial real estate	$ 214,028	$ 323,979
Commercial operating	675,087	649,082
Home equity	119,456	105,867
Other	371,322	332,113
Total	$ 1,379,893	$ 1,411,041
Standby letters of credit	$ 17,575	$ 16,909

Commitments to originate credit represent approved commercial, residential real estate and home equity loans that generally are expected to be funded within ninety days. Lines of credit are agreements by which the Company agrees to provide a borrowing accommodation up to a stated amount as long as there is no violation of any condition established in the loan agreement. Both commitments to originate credit and lines of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the lines and some commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the financial performance of customers to third parties. Standby letters of credit are primarily issued to facilitate trade or support borrowing arrangements and generally expire in one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending credit facilities to customers. The maximum amount of credit that would be extended under letters of credit is equal to the total off-balance sheet contract amount of such instrument at December 31, 2025 and 2024. The Company's deferred revenue under standby letters of credit was nominal.

The Company is also subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition of ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

Note 18 -- Related Party Transactions

Certain officers, directors and principal stockholders of the Company and its subsidiaries, their immediate families or their affiliated companies (“related parties”) have loans with one or more of the subsidiaries. Loans to related parties totaled approximately $130.3 million and $247.9 million at December 31, 2025 and 2024, respectively. Activity during 2025 and 2024 was as follows (in thousands):

	2025	2024
Beginning balance	$ 247,942	$ 248,698
New loans	17,237	144,024
Loan repayments	(134,897)	(144,780)
Ending balance	$ 130,282	$ 247,942

Deposits from related parties held by First Mid Bank at December 31, 2025 and 2024 totaled $158.5 million and $61.2 million, respectively.

Note 19 -- Business Combinations

On August 15, 2023, the Company completed its acquisition of Blackhawk Bancorp, Inc. (“Blackhawk”) pursuant to an Agreement and Plan of Merger, dated March 20, 2023 (the “Blackhawk Merger Agreement”). Pursuant to the Blackhawk Merger Agreement, Blackhawk was merged with and into the Company. Blackhawk shareholders received 1.15 shares of the Company's common stock for each share of Blackhawk common stock.

The Company accounted for the Blackhawk acquisition as a business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). ASC 805 requires assets purchased and liabilities assumed to be recorded at their respective fair values at the date of acquisition. The Company determined the fair value of loans, core deposit intangibles, mortgage servicing rights, time deposits, real property, and subordinated debt with the assistance of third-party valuations and appraisals.

A preliminary summary of the fair value of assets received and liabilities assumed are as follows:

(In thousands)	
Assets	
Cash and due from banks	$ 55,600
Loans held for sale	3,222
Loans, net	722,866
Investments-available for sale	377,969
Short-term investments	869
FHLB stock	1,737
Premises and equipment	12,366
Accrued interest receivable	4,029
Prepaid expenses	1,182
Other assets	20,703
Core deposit intangible	34,590
Income tax receivable	2,077
Deferred tax asset	22,152
Mortgage servicing rights	7,070
Total assets acquired	$ 1,266,432
Liabilities	
Deposits	$ 1,194,972
Subordinated and jr. subordinated debt	16,448
Accrued interest payable	1,091
Accrued and other liabilities	10,508
Total liabilities assumed	1,223,019
Net assets acquired	$ 43,413
Total consideration	$ 93,510
Goodwill	$ 50,097

The following table presents a summary of consideration transferred:

(In thousands, except shares)	
Common stock issued (3,290,222 shares)	$ 93,508
Cash consideration	2
Purchase price	$ 93,510

The Company recorded $50.1 million of goodwill in connection with the acquisition of Blackhawk, none of which is deductible for tax purposes. The amount of goodwill recorded reflects the synergies and operational efficiencies that are expected to result from the acquisition. The descriptions below describe the methods used to determine the fair value of significant assets acquired and liabilities assumed, as presented above:

Loans, net. The fair value of the loan portfolio was calculated on an individual loan basis using a discounted cash flow analysis, with results presented and assumptions applied on a summary basis. This analysis took into consideration the contractual terms of the loans and assumptions related to the cost of debt, cost of equity, servicing cost and other liquidity/risk premium considerations to estimate the projected cash flows. The inputs and assumptions used in the fair value estimate of the loan portfolio include credit mark, discount rate, prepayment speed, and foreclosure lag. Cash flows were adjusted by estimating future credit losses and the rate of prepayments. Projected monthly cash flows were then discounted to present value using a risk-adjusted market rate for similar loans.

Core deposit intangible. The Company identified customer relationships, in the form of core deposit intangibles, as an identified intangible asset. Core deposit intangibles derive value from the expected future benefits or earnings capacity attributable to the acquired core deposits. The fair value of the core deposit intangible was estimated by identifying the expected future benefits of the core deposits and discounting those benefits back to present value. The core deposit intangible will be amortized over its estimated useful life of approximately 10 years using the sum of the months digits accelerated method.

Mortgage servicing rights. The Company identified residential mortgage servicing rights intangible asset and determined the fair value using a discounted cash flow analysis. The key inputs and assumptions used in the fair value estimate include prepayment assumptions, servicing costs, delinquencies, foreclosure costs, ancillary income, income earned on float and escrow, interest on escrow, internal rate of return and inflation.

Deposits. The fair value of demand deposit and interest checking deposit accounts was assumed to approximate the carrying value as these accounts have no stated maturity and are payable on demand. The fair value of time deposits was estimated by discounting the contractual future cash flows using market rates offered for time deposits of similar remaining maturities.

Subordinated and jr. subordinated debt. The Subordinated and jr. subordinated debt was fair valued using an income approach. Cash flows were calculated using an annualized contractual rate adjusted for forward interest costs and discounted using a variable discount rate.

Accounting for acquired loans

Loans acquired are recorded at fair value with no carryover of the related allowance for credit losses. Purchased-credit deteriorated loans ("PCD") are loans that have experienced more than insignificant credit deterioration since origination and are recorded at the purchase price. The allowance for credit losses is determined at the loan level. The sum of the loan's purchase price and the allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan.

Non-PCD loans have not experienced a more than insignificant deterioration in credit quality since origination. The difference between the fair value and outstanding balance of the non-PCD loans is recognized as an adjustment to interest income over the lives of the loan.

In accordance with ASC 326, *Financial Instruments – Credit Losses*, immediately following the acquisition the Company established a $3.8 million allowance for credit losses on the $618.33 million of acquired non-PCD loans through provision for credit losses in the consolidated statement of operations.

The following table provides a summary of PCD loans purchased as part of the Blackhawk acquisition as of the acquisition date:

(In thousands)		
Unpaid principal balance	$	115,250
PCD allowance for credit losses at acquisition		(3,791)
Non-credit discount on acquired loans		(5,476)
Fair value of PCD loans	$	105,983

The following unaudited pro forma condensed combined financial information presents the results of operations of the Company, including the effects of the purchase accounting adjustments and acquisition expenses, had the Blackhawk Merger taken place at the beginning of the period (dollars in thousands, except per share data):

		Twelve months ended December 31, 2023
Net interest income	$	229,317
Provision for credit losses		7,320
Non-interest income		95,660
Non-interest expense		223,354
Income before income taxes		94,303
Income tax expense		20,744
Net income available to common stockholders	$	73,559
Earnings per share		
Basic	$	3.38
Diluted	$	3.36
Basic weighted average shares outstanding		21,780,217
Diluted weighted average shares outstanding		21,868,788

Acquisition costs are expensed as incurred as a component of non-interest expense and primarily include, but are not limited to, severance costs, professional services, data processing fees, and marketing and advertising expenses. The Company incurred acquisition costs related to the Blackhawk acquisition, pre-tax, of $2.5 million, $8.2 million, and $0 during the year ended December 31, 2024 and 2023, respectively.

Note 20 -- Leases

The Company recognizes a lease liability and a right-of-use asset, based on the present value of lease payments over the lease term. The discount rate used in determining the present value is the Company's incremental borrowing rate which is the FHLB fixed advance rate based on the lease commencement date. In addition, the Company has elected not to include short-term leases (i.e. leases with terms of twelve months or less) or equipment leases (primarily copiers) deemed immaterial, on the consolidated balance sheets. The following table contains supplemental balance sheet information related to leases (dollars in thousands):

	2025	2024
Operating lease right-of-use assets	$ 12,674	$ 13,861
Operating lease liabilities	13,210	14,190
Weighted-average remaining lease term (in years)	4.4	4.7
Weighted-average discount rate	3.54%	3.22%

Certain of the Company's leases contain options to renew the lease; however, not all renewal options are included in the calculation of lease liabilities as they are not reasonably certain to be exercised. The Company's leases do not contain residual value guarantees or material variable lease payments. The Company does not have any other material restrictions or covenants imposed by leases that would impact the Company's ability to pay dividends or cause the Company to incur additional financial obligations.

Future minimum lease payments under operating leases are (in thousands):

	Operating Leases
2026	$ 3,327
2027	3,089
2028	2,439
2029	1,982
2030	1,338
Thereafter	2,483
Total minimum lease payments	14,658
Less imputed interest	(1,448)
Total lease liability	$ 13,210

The components of lease expense for the twelve months ended December 31, 2025 and 2024 were as follows (in thousands):

	2025	2024
Operating lease cost	$ 3,331	$ 3,394
Short-term lease cost	145	118
Variable lease cost	1,182	775
Total lease cost	4,658	4,287
Income from subleases	(326)	(429)
Net lease cost	$ 4,332	$ 3,858

As the Company elected not to separate lease and non-lease components, the variable lease cost primarily represents variable payment such as common area maintenance and copier expense. The Company does not have any material sub-lease agreements. The Company recognized a $630,000 gain on the sale of their branch location in St. Louis, MO and subsequently leased the property back from the buyer with a lease term ending on December 31, 2026. Cash paid for amounts included in the measurement of lease liabilities was (in thousands):

	2025	2024	2023
Operating cash flows from operating leases	$ 3,309	$ 3,333	$ 3,263

Note 21 -- Derivatives

The Company utilizes interest rate swaps, designated as fair value hedges, to mitigate the risk of changing interest rates on the fair value of fixed rate loans. For derivative instruments that are designed and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the offsetting loss or gain in the hedged asset attributable to the hedged risk, is recognized in current earnings.

Derivatives Designated as Hedging Instruments

The following table provides the outstanding notional balances and fair value of outstanding derivatives designated as hedging instruments as of December 31, 2025 and 2024 (in thousands):

Derivative	Balance Sheet Location	Weighted Average Remaining Maturity (Years)	Notional Amount	Estimated Value
December 31, 2025				
Interest rate swap agreements	Other liabilities	3.3	$ 11,974	$ (1,247)
December 31, 2024				
Interest rate swap agreements	Other liabilities	4.3	$ 12,486	$ (2,006)

The effects of fair value hedges on the Company's income statement during the twelve months ended December 31, 2025 and 2024 were as follows (in thousands):

Derivative	Location of Gain (Loss) on Derivative	2025	2024
Interest rate swap agreements	Interest income on loans	$ (462)	$ (6)

Derivative	Location of Gain (Loss) on Hedged Items	2025	2024
Interest rate swap agreements	Interest income on loans	$ 462	$ 6

As of December 31, 2025 and 2024, the following amounts were recorded on the balance sheet related to the cumulative basis adjustment for fair value hedges (in thousands):

Line Item in the Balance Sheet in Which the Hedge Items are Included	Carrying Amount of the Hedged Assets	Cumulative Amount of Fair Value Hedging Adjustments Included in the Carrying Amount of the Hedged Assets
December 31, 2025		
Loans	$ 11,493	$ (481)
December 31, 2024		
Loans	$ 11,543	$ (943)

Derivatives Not Designated as Hedging Instruments

The following table provides the outstanding notional balances and fair value of outstanding derivatives not designated as hedging instruments as of December 31, 2025 and 2024 (in thousands):

	Balance Sheet Location	Weighted Average Remaining Maturity (Years)	Notional Amount	Estimated Value
December 31, 2025				
Interest rate swap agreements	Other assets	3.0	$ 27,233	$ 1,728
Interest rate swap agreements	Loans	3.0	27,233	481
Interest rate swap agreements	Other liabilities	3.0	27,233	1,247
December 31, 2024				
Interest rate swap agreements	Other assets	4.0	$ 28,968	$ 2,949
Interest rate swap agreements	Other liabilities	4.0	28,968	(2,949)

Note 22 -- Parent Company Only Financial Statements

Presented below are condensed balance sheets, statements of income and cash flows for the Company (in thousands):

First Mid Bancshares, Inc. (Parent Company)
Balance Sheets

	December 31,	
	2025	2024
Assets		
Cash	$ 25,845	$ 11,762
Premises and equipment, net	360	5,301
Investment in subsidiaries	996,334	934,750
Other assets	22,839	8,230
Total assets	$ 1,045,378	$ 960,043
Liabilities and stockholders' equity		
Liabilities		
Debt	$ 84,462	$ 111,752
Other liabilities	2,224	1,900
Total liabilities	86,686	113,652
Stockholders' equity	958,692	846,391
Total liabilities and stockholders' equity	$ 1,045,378	$ 960,043

First Mid Bancshares, Inc. (Parent Company)
Statements of Income and Comprehensive Income (Loss)

	Years ended December 31,		
	2025	2024	2023
Income:			
Dividends from subsidiaries	$ 79,115	$ 58,000	$ 51,213
Other income	159	681	87
Total income	79,274	58,681	51,300
Operating expenses	11,287	11,256	12,192
Income before income taxes and equity in undistributed earnings of subsidiaries	67,987	47,425	39,108
Income tax benefit	3,047	2,892	3,453
Income before equity in undistributed earnings of subsidiaries	71,034	50,317	42,561
Equity in undistributed earnings of subsidiaries	20,715	28,581	26,374
Net income	91,749	78,898	68,935
Other comprehensive income (loss), net of taxes	41,082	(5,956)	15,080
Comprehensive income (loss)	$ 132,831	$ 72,942	$ 84,015

First Mid Bancshares, Inc. (Parent Company)
Statements of Cash Flows

	Years ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 91,749	$ 78,898	$ 68,935
Adjustments to reconcile net income to net			
Cash provided by (used in) operating activities:			
Depreciation, amortization, accretion, net	—	—	265
Dividends received from subsidiary	—	—	51,213
Equity in undistributed earnings of subsidiaries	(20,715)	(28,581)	(26,374)
Increase in other assets	(12,522)	(2,221)	(49,606)
Increase (decrease) in other liabilities	4,798	(871)	1,526
Net cash provided by (used in) operating activities	63,310	47,225	45,959
Cash flows from investing activities:			
Investment in subsidiary	—	(4,000)	—
Net cash from (used in) business acquisition	—	—	(41,827)
Other	3,654	—	—
Net cash provided by (used in) investing activities	3,654	(4,000)	(41,827)
Cash flows from financing activities:			
Repayment of long-term debt	(29,882)	(19,455)	—
Proceeds from issuance of common stock	1,120	1,054	1,004
Payment to repurchase common stock	(724)	(659)	(465)
Dividends paid on common stock	(23,395)	(22,371)	(19,557)
Net cash provided by (used in) financing activities	(52,881)	(41,431)	(19,018)
Increase (decrease) in cash	14,083	1,794	(14,886)
Cash at beginning of year	11,762	9,968	24,854
Cash at end of year	$ 25,845	$ 11,762	$ 9,968

Report of Independent Registered Public Accounting Firm

To the Stockholders, Board of Directors, and Audit Committee
First Mid Bancshares, Inc.
Mattoon, Illinois

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of First Mid Bancshares, Inc. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

The Company’s loan portfolio and the associated allowance for credit losses (ACL) were $6 billion and $75 million as of December 31, 2025, respectively. As more fully described in Notes 1 and 5 to the financial statements, the Company estimates the allowance for credit losses (ACL) to adequately account for probable losses expected over the remaining contractual life of the loan portfolio. The determination of the ACL requires significant judgment reflecting the Company’s best estimate of expected credit losses. Expected credit losses are measured either on a collective (pool) basis for loans that share similar risk characteristics or the loans are individually evaluated. The Company’s historical credit loss experience provides the basis for the estimate of expected credit losses. Expected credit losses for pooled loans are estimated using a discounted cash flow (DCF) methodology for each loan which incorporates measurements of probability of default (PD), loss given default (LGD), and prepayments and curtailments over the contractual term of the loans. Adjustments to historical loss rates are made using qualitative factors which consider the level and composition of nonaccrual, past due, and modified loans, trends in volumes and terms of loans, effects of changes in risk selection and underwriting standards or lending practices, lending staff changes, concentrations of credit, industry conditions and the current economic conditions.

Auditing management’s ACL estimate involved a high degree of complexity and subjectivity in evaluating management’s use of key qualitative factors, and subjectivity in evaluating the qualitative adjustment in total.

Our audit procedures related to the estimated ACL included the following procedures:

- We obtained an understanding of the Company’s process for establishing the ACL, including management’s measurement of the key qualitative factor adjustments of the ACL and the overall ACL amount
- We tested the design and operating effectiveness of internal controls over the key assumptions and data used to develop the estimate, including management’s establishment of key qualitative adjustments to the ACL and the overall ACL amount
- We assessed the reasonableness of, and evaluated support for, key assumptions used in the model and key qualitative adjustments based on external market data and loan portfolio performance metrics
- We tested the completeness and accuracy and evaluated the relevance of the key data used as inputs to the model and key qualitative adjustment estimation process by agreeing a sample of inputs to supporting information
- We assessed the reasonableness of the overall ACL amount, including model estimates and qualitative factor adjustments and whether the recorded ACL appropriately reflects expected credit losses on the loan portfolio by considering and comparing past performance of the Company’s loan portfolio, trends in credit quality of the loan portfolio, and trends in the credit quality of peer institutions.

We have served as the Company’s auditor since 2005.

/s/ Forvis Mazars, LLP

St. Louis, Missouri
February 27, 2026

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management carried out an evaluation, under the supervision and with the participation of the chief executive officer and the chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2025. Based upon that evaluation, the chief executive officer along with the chief financial officer concluded that the Company's disclosure controls and procedures as of December 31, 2025, were effective.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed under the supervision of the Company's chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control—Integrated Framework (2013)."

Based on the assessment, management determined that, as of December 31, 2025, the Company's internal control over financial reporting is effective, based on those criteria. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by Forvis Mazars, LLP, an independent registered public accounting firm, as stated in their report following.

February 27, 2026

/s/ Joseph R. Dively

Joseph R. Dively
Chief Executive Officer

/s/ Jordan Read

Jordan Read
Chief Financial and Risk Officer

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter of 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders, Board of Directors, and Audit Committee
First Mid Bancshares, Inc.
Mattoon, Illinois

Opinion on the Internal Control over Financial Reporting

We have audited First Mid Bancshares, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, and our report dated February 27, 2026 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Forvis Mazars, LLP

St. Louis, Missouri
February 27, 2026

ITEM 9B. OTHER INFORMATION

None of the Company's directors and officers adopted, modified, or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2025 (each as defined in Item 408 of Regulation S-K under the Securities Exchange Act of 1934, as amended).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information called for by Item 10 with respect to directors and director nominees is incorporated by reference to the Company's Proxy Statement for the 2026 Annual Meeting of the Company's shareholders under the captions "Proposal 1 – Election of Directors," "Corporate Governance Matters" and "Section 16 – Beneficial Ownership Reporting Compliance."

The information called for by Item 10 with respect to executive officers is incorporated by reference to Part I hereof under the caption "Supplemental Item – Executive Officers of the Company" and to the Company's Proxy Statement for the 2026 Annual Meeting of the Company's shareholders under the caption "Section 16 – Beneficial Ownership Reporting Compliance."

The information called for by Item 10 with respect to audit committee financial expert is incorporated by reference to the Company's Proxy Statement for the 2026 Annual Meeting of the Company's shareholders under the captions "Audit Committee" and "Report of the Audit Committee to the Board of Directors."

The information called for by Item 10 with respect to corporate governance is incorporated by reference to the Company's Proxy Statement for the 2026 Annual Meeting of the Company's shareholders under the caption "Corporate Governance Matters."

The Company has adopted a code of conduct for directors, officers, and employees including senior financial management of the Company. This code of conduct is posted on the Company's website. In the event that the Company amends or waives any provisions of this code of conduct, the Company intends to disclose the same on its website at www.firstmid.com.

The Company has an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers and employees. We also follow such procedures, as applicable, for the repurchase of our securities. Our insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 19.1 to this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by Item 11 is incorporated by reference to the Company's Proxy Statement for the 2026 Annual Meeting of the Company's shareholders under the captions "Executive Compensation," "Non-qualified Deferred Compensation," "Potential Payments Upon Termination or Change in Control of the Company," "Director Compensation," "Corporate Governance Matters – Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by Item 12 with respect to equity compensation plans is provided in the table below.

	Equity Compensation Plan Information (3)			
Plan category	**Number of securities to be issued upon exercise of outstanding options (a)**	**Weighted-average exercise price of outstanding options (b)**	**Number of securities remaining available for future issuance under equity compensation plans (c)**	
Equity compensation plans approved by security holders:				
(A) Deferred compensation plan	—	$ —	297,344	(1)
(B) Stock incentive plan	—	—	504,839	(2)
Total	—	$ —	802,183	

(1) Consists of shares issuable with respect to participant deferral contributions invested in common stock.
(2) Consists of restricted stock and/or restricted stock units.
(3) The Company does not maintain any equity compensation plans not approved by stockholders. The Company's equity compensation plans approved by security holders consist of the Deferred Compensation Plan and the Stock Incentive Plan. Additional information regarding each plan is available in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Stock Plans" and Note 13 – Stock Incentive Plan herein.

The information called for by Item 12 with respect to security ownership is incorporated by reference to the Company's Proxy Statement for the 2026 Annual Meeting of the Company's shareholders under the caption "Voting Securities and Principal Holders Thereof."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information called for by Item 13 is incorporated by reference to the Company's Proxy Statement for the 2026 Annual Meeting of the Company's shareholders under the captions "Certain Relationships and Related Transactions" and "Corporate Governance Matters – Board of Directors."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information called for by Item 14 is incorporated by reference to the Company's Proxy Statement for the 2026 Annual Meeting of the Company's shareholders under the caption "Fees of Independent Auditors."

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a)(1) and (2) -- Financial Statements and Financial Statement Schedules

The following consolidated financial statements and financial statement schedules of the Company are filed as part of this document under Item 8.

Financial Statements and Supplementary Data:

- Consolidated Balance Sheets -- December 31, 2025 and 2024
- Consolidated Statements of Income -- For the Years Ended December 31, 2025, 2024, and 2023
- Consolidated Statements of Comprehensive Income -- For the Years Ended December 31, 2025, 2024, and 2023
- Consolidated Statements of Changes in Stockholders' Equity -- For the Years Ended December 31, 2025, 2024, and 2023
- Consolidated Statements of Cash Flows -- For the Years Ended December 31, 2025, 2024, and 2023.

(a)(3) – Exhibits

The exhibits required by Item 601 of Regulation S-K and filed herewith are listed in the Exhibit Index that follows the Signature Page and immediately precedes the exhibits filed.

ITEM 16. FORM 10-K SUMMARY

None.

Exhibit Index to Annual Report on Form 10-K

Exhibit Number	Description and Filing or Incorporation Reference
2.1	**Agreement and Plan of Merger by and among First Mid Bancshares, Inc., Star Sub LLC and Two Rivers Financial Group, Inc., dated October 29, 2025** Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on October 30, 2025.
3.1	**Restated Certificate of Incorporation of First Mid Bancshares, Inc.** Incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on May 16, 2025.
3.2	**Amended and Restated Bylaws of First Mid Bancshares, Inc.** Incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the SEC on April 26, 2019.
4.1	The Registrant agrees to furnish to the Commission, upon request, a copy of each instrument with respect to issues of long-term debt involving a total amount which does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis.
4.2	**Description of Common Stock** Incorporated by reference to Exhibit 4.2 of the Company's Annual Report on Form 10-K filed with the SEC on March 9, 2020.
4.3	**Indenture, dated as of October 6, 2020, between First Mid Bancshares, Inc. and U.S. Bank National Association, as Trustee** Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on October 6, 2020.
4.4	**First Supplemental Indenture, dated as of October 6, 2020, between First Mid Bancshares, Inc. and U.S. Bank National Association, as Trustee (including the form of Note attached as an exhibit thereto)** Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on October 6, 2020.
4.5	**Form of 3.95% Fixed-to-Floating Rate Subordinated Note due 2030 (included in Exhibit 4.4)**
10.1	**Employment Agreement between the Company and Joseph R. Dively** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 21, 2022.
10.2	**Employment Agreement between the Company and Michael L. Taylor** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 8, 2024.
10.3	**Employment Agreement between the Company and Matthew K. Smith** Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on January 8, 2024.
10.4	**Employment Agreement between the Company and Eric S. McRae** Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on December 21, 2022.
10.5	**Employment Agreement between the Company and Bradley L. Beesley** Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 21, 2022.
10.6	**First Amendment to the First Mid-Illinois Bancshares, Inc. Amended and Restated Deferred Compensation Plan** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 26, 2018.
10.7	**2025 Stock Incentive Plan** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 6, 2025.
10.8	**Form of 2017 Incentive Plan Stock Unit Agreement** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 25, 2017.
10.9	**Form Agreement to Accelerate the Vesting of the First Mid-Illinois Bancshares, Inc. Stock Unit Awards** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 19, 2017.
10.10	**Form of Restricted Stock Award Agreement** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 29, 2018.
10.11	**Form of Stock Unit/Restricted Stock Award Agreement** Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on January 29, 2018.
10.12	**Supplemental Executive Retirement Plan** Incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the for the year ended December 31, 2005.
10.13	**First Amendment to Supplemental Executive Retirement Plan** Incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the for the year ended December 31, 2005.
10.14	**Participation Agreement (as Amended and Restated) to Supplemental Executive Retirement Plan between the Company and William S. Rowland** Incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005.
10.15	**Description of Incentive Compensation Plan** Incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2017.

Exhibit Number	Description and Filing or Incorporation Reference
10.16	**Sixth Amended and Restated Credit Agreement** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 15, 2019.
10.17	**Second Amendment to Sixth Amended and Restated Credit Agreement** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 27, 2021.
10.18	**Third Amendment to the Sixth Amended and Restated Credit Agreement by and between First Mid Bancshares, Inc. and The Northern Trust Company, dated as of April 9, 2021** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 12, 2021.
10.19	**Fourth Amendment to the Sixth Amended and Restated Credit Agreement by and between First Mid Bancshares, Inc. and The Northern Trust Company, dated as of February 7, 2022** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 8, 2022.
10.20	**Fifth Amendment to the Sixth Amended and Restated Credit Agreement by and between First Mid Bancshares, Inc. and The Northern Trust Company, dated as of April 8, 2022** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 11, 2022.
10.21	**Sixth Amendment to the Sixth Amended and Restated Credit Agreement by and between First Mid Bancshares, Inc. and The Northern Trust Company, dated as of April 7, 2023** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 11, 2023.
10.22	**Seventh Amendment to the Sixth Amended and Restated Credit Agreement by and between First Mid Bancshares, Inc. and The Northern Trust Company, dated as of August 4, 2023** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 8, 2023.
10.23	**Ninth Amendment to the Sixth Amended and Restate Credit Agreement by and between First Mid Bancshares, Inc. and The Northern Trust Company, dated as of April 4, 2025.** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 4, 2025.
10.24	**Registration Rights Agreement, dated as of February 22, 2021, by and between First Mid Bancshares, Inc. and the stockholder named therein** Incorporated by reference to Exhibit 10.1 to the Company's Current Report on 8-K filed with the SEC on February 22, 2021.
10.25	**Amended No. 1 to Registration Rights Agreement, dated as of August 7, 2024, by and between First Mid Bancshares, Inc. and the stockholder named therein** Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on 10-Q filed with the SEC on August 7, 2024.
19.1	**Insider Trading Policy** (Filed herewith)
21.1	**Subsidiaries of the Company** (Filed herewith)
23.1	**Consent of Forvis Mazars, LLP** (Filed herewith)
31.1	**Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002** (Filed herewith)
31.2	**Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002** (Filed herewith)
32.1	**Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002** (Filed herewith)
32.2	**Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002** (Filed herewith)
97.1	**First Mid Bancshares, Inc. Executive Officer Incentive Compensation Recovery Policy** Incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 6, 2024.
101.INS	**Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document**
101.SCH	**Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents**
104	**Cover page formatted as Inline XBRL and contained in Exhibit 101**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FIRST MID BANCSHARES, INC.
(Registrant)

Date: February 27, 2026

/s/ Joseph R. Dively
Joseph R. Dively
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on the 27th day of February 2026, by the following persons on behalf of the Company and in the capacities listed.

Signature and Title

/s/ Joseph R. Dively
Joseph R. Dively, Chairman of the Board,
Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Jordan Read
Jordan Read, Chief Financial and Risk Officer
(Principal Financial Officer and Principal Accounting Officer)

/s/ Holly B. Adams
Holly B. Adams, Director

/s/ Robert Cook
Robert Cook, Director

/s/ Zachary I. Horn
Zachary I. Horn, Director

/s/ J. Kyle McCurry
J. Kyle McCurry, Director

/s/ Mary J. Westerhold
Mary J. Westerhold, Director

/s/ James Zimmer
James Zimmer, Director

/s/ Giselle A. Marcus
Gisele A. Marcus, Director

/s/ Paul Palmby
Paul Palmby, Director

/s/ Alex J. Melvin
Alex J. Melvin, Director

Exhibit 19.1

POLICY STATEMENT
ON SECURITIES TRADING AND CONFIDENTIAL INFORMATION

I. INTRODUCTION

The purchase or sale of securities while aware of material non-public information, or the disclosure of material non-public information to others ("tip") who then trade in securities of First Mid Bancshares, Inc. or its subsidiaries (collectively referred to in this Policy Statement as the "Company") or other companies with which we deal, is prohibited by the federal securities laws. Insider trading violations are pursued vigorously by the Securities and Exchange Commission ("SEC") and the U.S. Attorneys and are punished severely. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other "controlling persons" (e.g., supervisory personnel) if they fail to take reasonable steps to prevent insider trading by Company personnel.

The Company's Board of Directors has adopted this Policy Statement both to satisfy the Company's obligation to prevent insider trading and to help Company personnel avoid the severe consequences associated with violations of the insider trading laws. This Policy Statement also addresses the treatment of confidential information. In addition, this Policy Statement is intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company (not just so-called insiders). We have all worked hard over the years to establish a reputation for integrity and ethical conduct, and we cannot afford to have that reputation damaged.

The law regarding insider trading is changed from time to time by legislation and court decisions. This Policy Statement is in some respects broader than the legal prohibitions.

II. INSIDER TRADING PROHIBITED

a. General Rule. It is the policy of the Company that no director, community banking director, officer or other employee of the Company who is aware of material non-public information relating to the Company may, directly or through family members or other persons or entities, (a) buy or sell securities of the Company (including particularly the publicly traded common stock of the Company), other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1, or engage in any other action to take personal advantage of that information, or (b) pass that information on to others outside the Company (except as expressly permitted under the "Confidential Information" section of this Policy Statement), including family and friends. In addition, it is the policy of the Company that no director, community banking director, officer or other employee of the Company who, in the course of working for the Company, learns of material non-public information about a company with which the Company does business may trade in that company's securities until the information becomes public or is no longer material.

Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

b. Applicability of Policy.

i. Employees, Officers and Directors. This Policy Statement applies to all employees, officers and directors of the Company, including employees, officers and directors of its subsidiaries. Each provision of this Policy Statement that applies to an employee, officer and director also applies to:

- members of their immediate families with whom they share a household;
- other persons with whom they share a household;
- persons who principally rely on the employee, officer or director for their financial support, regardless of where those persons reside; and
- any person or entity over which they have control or influence with respect to a transaction in securities (i.e., as a trustee of a trust, as an executor of an estate or as one with the power to direct securities trades in an IRA or similar account).

Likewise, when we refer to "you" in this Policy Statement, we also mean each of the people listed above with respect to you. Because the people listed above are covered by this Policy Statement, you will be responsible for their transactions in the Company's securities and, in order to maintain your compliance with this policy, you should ensure that those people do not purchase or sell the Company's securities without your clearance in advance of the transaction.

ii. Other Persons. It may be appropriate, in some circumstances, for persons who are not employed by the Company (in addition to those listed above) to be subject to the same restrictions as Company employees and other "insiders." If you are aware of a situation in which a consultant, advisor or other person who is not an employee of the Company will have access to material non-public information about the Company, you should bring this situation to the attention of the Manager of Shareholder Services, who will make appropriate arrangements to protect the Company.

c. Material Non-Public Information.

i. Material. Information is considered "material" if:

- a reasonable investor would consider it important in making a decision on whether to buy, sell or hold the security;
- a reasonable investor would view the information as significantly altering the total mix of information in the marketplace about the company that issued the security; or
- the information could reasonably be expected to have an effect on the price of the security.

ii. Non-Public. Information is non-public until it has been "publicly disclosed," meaning that it:

- is published in such a way as to provide broad, non-exclusionary distribution of the information to the public; and
- has been in the public domain for a sufficient period of time to be absorbed by the market and reflected in the price of the related securities.

Examples of public disclosure include the issuance of a press release to multiple news outlets or the filing of an appropriate report with the SEC. For purposes of this Policy Statement, information is generally considered to be "non-public" until the expiration of a period of two full trading days after the information is released to the general public. However, this period varies depending on the type of information released, the market's expectations relating to the subject matter of the release, and the promptness of the market's reaction after the information is released.

iii. Examples. Some examples of information that ordinarily would be regarded as material are:

- Significant information or estimates about earnings or sales;
- A pending or proposed merger, acquisition or tender offer;
- A pending or proposed acquisition or disposition of a significant asset;
- A pending or proposed financial restructuring or an extraordinary borrowing;
- A change in dividend policy, the declaration of a stock split, an offering of additional securities, or a redemption of securities;
- Significant management developments, including a change in management;
- A significant expansion or contraction of operations, including planned layoffs;
- Significant changes relating to major contracts; and
- Liquidity problems or payment or covenant defaults.

d. Other Companies. This Policy Statement also prohibits trading in securities of any other company about which you learn material non-public information in the course of performing your duties for the Company, whether the source of that information is the Company or the other company. For example, you may be involved in a transaction in which the Company expects to enter into (or terminate) a substantial business relationship with another company, or acquire another company, buy a substantial amount of its stock or enter into a joint venture with the company. Even though the size of the transaction may be immaterial to the Company, it may be material to the other company. This

Policy Statement prohibits you from trading in the securities of that company while aware of this non-public information or from tipping others regarding the information.

e. Pre-clearance of Trades. All Section 16 reporting Employees, Officers, and Directors must refrain from trading in the Company's securities without first complying with the Company's "pre-clearance" process. Each Employee, Officer or Director ("Requestor") must contact the Company's Corporate Secretary, at least two business days prior to commencing any trade in Company securities. Each pre-clearance request shall be made in writing. The Company is not obligated to approve a trade submitted for pre-clearance and may deny clearance to trade based on certain circumstances. If the trade is approved, the Corporate Secretary will provide Requester pre-clearance approval in writing along with the specified period of approval. If the Requestor is unable to place the transaction order within that specified period, the Requestor must re-obtain clearance for the transaction.

III. TYPES OF TRANSACTIONS

This Policy Statement prohibits certain transactions in the "securities" of the Company. Although it is usually the case that any material information you gain will be most pertinent to Company common stock, any securities that the Company issues, such as debt securities or preferred stock, are also subject to this Policy Statement. This Policy Statement also applies to stock options and other derivatives related to Company securities, as discussed below. Purchases and sales of Company securities are subject to the insider trading laws and the provisions of this Policy Statement, whether they are executed in the public markets or in private transactions, and whether you execute the transaction directly or indirectly through another person or entity.

a. Stock Option Exercises. The policy of the Company prohibiting the purchase of Company stock while aware of material non-public information does not apply to the exercise of an employee stock option. The policy of the Company does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

b. 401(k) Plan. The policy of the Company prohibiting the purchase of Company stock while aware of material non-public information does not apply to purchases of Company stock in the First Mid Bancshares, Inc. Profit Sharing Plan (the "401(k) Plan") resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. The policy does apply, however, to certain elections you may make under the 401(k) Plan, including (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund, (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) an election to borrow money against your 401(k) Plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, and (d) your election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

c. Dividend Reinvestment Plan. The policy of the Company prohibiting the purchase of Company stock while aware of material non-public information does not apply to purchases of Company stock under the Company's Dividend Reinvestment Plan resulting from your reinvestment of dividends paid on Company stock. The policy does apply, however, to your initial election to participate in this plan, to an election to increase or decrease your level of participation in this plan and to voluntary purchases of Company stock resulting from additional contributions you make to this plan. This policy also applies to your sale of any Company stock purchased pursuant to this plan.

d. Deferred Compensation Plan. The policy of the Company prohibiting the purchase of Company stock while aware of material non-public information does not apply to purchases of Company stock in the Company's Deferred Compensation Plan resulting from your periodic contribution of money to the plan pursuant to the annual irrevocable election you made to participate in the plan. The policy does apply, however, to your initial election to participate in the plan, to any annual election to increase or decrease to your contributions you make to this plan, and to your sales of Company stock purchased pursuant to the plan.

e. Employee Stock Purchase Plan. The policy of the Company prohibiting the purchase of Company stock while aware of material non-public information does not apply to purchases of Company stock in the Company's Employee Stock Purchase Plan resulting from your periodic contribution of money to the plan pursuant to the election you made to participate in the plan. The policy does apply, however, to your initial election to participate in the plan, to any quarterly increase or decrease in your payroll deduction contributions that you make under the plan, and to your sales of Company stock purchased pursuant to the plan.

f. Transactions Not Involving a Change in Beneficial Ownership. The policy of the Company prohibiting the purchase of Company stock while aware of material non-public information does not apply to the transfer of securities to an entity that does not involve a change in the beneficial ownership of such securities, for example, to an inter vivos trust of which you are the sole beneficiary during your lifetime.

g. Rule 10b5-1 Plans. The policy of the Company prohibiting the purchase of Company stock while aware of material non-public information does not apply to the execution of a transaction pursuant to a contract, instruction, or plan described in Securities Exchange Act Rule 10b5-1.

h. Additional Types of Transactions. The Company considers it improper and inappropriate for any director, community banking director, officer or other employee of the Company to engage in short-term or speculative transactions in the Company's securities. It therefore is the Company's policy that directors, community banking directors, officers and other employees may not engage in any of the following transactions:

i. Short-Term Trading. An employee's short-term trading of the Company's securities may be distracting to the employee and may unduly focus the employee on the Company's short-term stock market performance instead of the Company's long-term business objectives. For these reasons, any director, community banking director, officer or other employee of the Company who purchases Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase. Section 16(b) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), already removes the incentive for officers or directors to engage in short-term trading in company securities. This provision of the policy would extend the short-term trading prohibition to all employees. The prohibition applies only to purchases in the open market, and would not apply to stock option exercises or other employee benefit plan acquisitions.

ii. Short Sales. A short sale is the sale of a security that is not owned by the seller. The seller borrows the security, sells it, and then buys it at a later date to return it to the lender. Short sales of the Company's securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller's incentive to improve the Company's performance. For these reasons, short sales of the Company's securities are prohibited by this Policy Statement. In addition, Section 16(c) of the 1934 Act prohibits officers and directors from engaging in short sales.

iii. Options. A put is a contract that gives its holder the right, but not the obligation, to sell an underlying security before a certain date, at a predetermined price. A call gives the holder the right, but not the obligation, to purchase, in the future, at a predetermined price. A transaction in options is, in effect, a judgment on the short-term movement of the Company's stock and therefore creates the appearance of trading based on inside information. Transactions in options also may focus attention on short-term performance at the expense of the Company's long-term objectives. Accordingly, transactions in puts, calls or other derivative securities on the Company's stock in any organized market are prohibited by this Policy Statement.

iv. Derivative Transactions. Collars are limits on interest rates such as caps and floors. Forward contracts are contracts for the sale or purchase of a specified quantity at an agreed price on a given future date, and unlike an option, a forward contract obligates both parties to consummate the transaction. Certain forms of derivative transactions, such as collars and forward contracts, allow a director, community banking director, officer or other employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director, community banking director, officer or other employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director, community banking director, officer or other employee may no longer have the same objectives as the Company's other shareholders. Therefore, directors, community banking directors, officers and other employees are prohibited from engaging in any such transactions.

v. Margin Accounts and Pledges. Directors, community banking directors, officers and other employees are prohibited from holding Company securities in a margin account. Directors, community banking directors, officers and other employees may pledge Company securities as collateral for a loan (not including margin debt) in compliance with applicable law and in accordance with the following procedure. Any person who wishes to pledge Company securities as collateral for a loan must obtain the approval of the Manager of Shareholder Services, who will consult with the Chief Executive Officer of the Company, at least two weeks prior to the proposed execution of documents evidencing the proposed pledge. It is important to note that one of the risks of pledging Company securities is that the sale of securities pledged (or hypothecated) as collateral for a loan in foreclosure if the borrower defaults on the loan may occur at a time when the pledgor is aware of material non-public information or otherwise is not permitted to trade in Company securities.

i. Pre-Disclosure of Undisclosed Material Non-Public Information. You may not enter into any of the transactions described above as not being subject to the policy of the Company prohibiting the purchase of Company stock while aware of material non-public information unless you have disclosed any material non-public information that you are aware of to the Manager of Shareholder Services or its designee. If you are a director or a member of senior management, the information must be disclosed to the Manager of Shareholder Services, and the Manager of Shareholder Services must disclose any such information to the Chief Executive Officer before any such transaction. This ensures that the Company is fully aware of any material information affecting any security before you enter into a transaction involving Company securities.

IV. UNAUTHORIZED DISCLOSURE OF MATERIAL NON-PUBLIC INFORMATION PROHIBITED

a. General Rule. No director, community banking director, officer or other employee may disclose material non-public information about the Company or any company with which the Company deals, to anyone outside of the Company, unless authorized to do so.

b. Tipping. Under the federal securities laws, you can be held responsible not only for your own insider trading, but also for securities transactions by anyone to whom you disclose material non-public information. Even if those to whom you disclose such information do not

trade while aware of the information, you can be responsible for the trades of persons who received material non-public information indirectly from you, if you are the ultimate source of their information.

c. Discussing or Recommending Company Securities. We recognize that employee enthusiasm for the Company and its business prospects is a vital element of our success. You should, however, use extreme caution when discussing our business or our securities with anyone outside of the Company. In the course of discussing our business or our securities, accidental disclosure of material non-public information can occur and can be viewed as “tipping.” Likewise, recommendations of our securities can also result in embarrassing situations for you or the Company if you make a recommendation at a time when there is material non-public information regarding the Company, even if you are unaware of that information. Therefore, as a general rule you should not comment to outsiders on the merits of Company securities or recommend their purchase or sale.

d. Chat Rooms and Internet Postings. No director, community banking director, officer or other employee may disclose information about the Company on the Internet (regardless of whether such information is material or already public), and, more specifically, in discussion forums or chat rooms where companies and their prospects are discussed. Messages in these forums are typically made by unsophisticated investors who are sometimes poorly informed, and generally are carelessly stated or, in some cases, malicious or manipulative and intended to benefit their own stock positions. In addition, disclosures of material non-public information through this type of forum may amount to a “tip” or leak of such information, in violation of this Policy Statement and applicable law. Accordingly, no director, community banking director, officer or other employee of the Company may discuss the Company or Company-related information in such a forum, regardless of the situation. Despite any inaccuracies that may exist in these forums, postings in these forums can result in the disclosure of information that may be harmful to the Company and expose you to liability for violating federal securities laws. If you learn of statements about the Company in such a setting, bring it to the attention of the Manager of Shareholder Services, but take no further action without express authorization. In particular, do not post what you believe to be corrective information in the forum. Any corrective action will be taken by the Company as deemed appropriate.

e. Authorization to Disclose Material Non-Public Information. We authorize only certain directors, community banking directors, officers or other employees to make public disclosures of material non-public information or to confer with persons outside the Company regarding such information (for example, our auditors, outside counsel and other advisors). Unless you are authorized to do so by the Chief Executive Officer, you should refrain from discussing material non-public information with anyone not in the Company, including someone who is subject to this Policy Statement (such as the people listed in Section II). You should restrict the communication of material non-public information to those directors, community banking directors, officers or other employees having a need to know in order to serve the Company’s interests.

f. Regulation FD (Fair Disclosure). There are SEC rules and regulations banning selective disclosure of information relating to public companies. Generally, these regulations provide that when a public company (such as the Company) discloses material non-public information, it must provide broad, non-exclusionary public access to the information (for example, through press releases, conference calls or webcasts). Violations of these regulations can result in SEC enforcement actions, possibly resulting in injunctions and severe monetary penalties. Regulation FD applies largely to a limited group of senior officers and the investor relations personnel who regularly communicate with securities market professionals and shareholders. Remember that no other Company directors, community banking directors, officers or other employees are authorized to communicate information regarding the Company with securities market professionals, shareholders or members of the media.

V. BLACKOUT PERIODS

a. Quarterly and Annual Blackout Periods. The Company’s announcement of quarterly and annual financial results almost always has the potential to have a material effect on the market for the Company’s securities. Therefore, you can anticipate that, to avoid even the appearance of trading while aware of material non-public information, persons who are or may be expected to be aware of the Company’s quarterly and annual financial results will be prohibited from trading in the Company’s securities during the period beginning the fifth business day prior to the end of the Company’s fiscal quarter or fiscal year (counting the last business day as the fifth day) and ending after the second full business day following the Company’s announcement of its quarterly or annual financial results. Persons subject to these quarterly and annual blackout periods include all directors, community banking directors, officers, and other employees who are or may be expected to be aware of the Company’s quarterly and annual financial results.

The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, an SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trades are likely to be prohibited while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

b. Event-Specific Blackout Periods. From time to time, an event may occur that is material to the Company and is known by only a few directors, community banking directors, officers, and/or employees. So long as the event remains material and non-public, such persons may not trade in the Company’s securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person inquiries about trading in the Company’s securities during an event-specific blackout, the Manager of Shareholder Services, after consultation with the Chief Executive Officer of the Company, will inform such person of

the existence of a blackout period without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. Any failure to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while actually aware of material non-public information.

c. Other Blackout Periods. Other blackout periods may be imposed by law or in the discretion of a plan administrator.

d. Hardship Exceptions. A person who is subject to a quarterly or annual blackout period and who has an unexpected and urgent need to sell Company stock in order to generate cash may, in appropriate circumstances, be permitted to sell Company stock even during the blackout period. Hardship exceptions may be granted only by the Manager of Shareholder Services, after consultation with the Chief Executive Officer of the Company, and must be requested at least two days in advance of the proposed trade. A hardship exception may be granted only if the Manager of Shareholder Services, after consultation with the Chief Executive Officer of the Company, concludes that the Company's financial information for the applicable quarter or year does not constitute material non-public information. Under no circumstance will a hardship exception be granted during an event-specific blackout period or during a blackout period imposed by law or in the discretion of a plan administrator.

e. Stock in Benefit Plans. The blackout restrictions that are discussed in Section III b, c, d and e for the 401(k) Plan, Dividend Reinvestment Plan, Deferred Compensation Plan and Employee Stock Purchase Plan apply to the blackout periods discussed in this Section V.

Do not confuse the applicability of the trading windows with the broader prohibition on trading when you are aware of material non-public information described in Section II. Regardless of whether the trading window is open or closed, you may not trade in Company securities if you are aware of material non-public information about the Company.

VI. SANCTIONS FOR VIOLATIONS OF THIS POLICY

The SEC (and the stock exchanges) focuses on uncovering insider trading using sophisticated technologies to investigate suspicious activity.

A breach of the insider trading laws could expose the insider to criminal fines of up to $5,000,000 and imprisonment of up to 25 years, in addition to civil penalties (up to three times the profits earned or loss avoided), and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws may also subject "controlling persons" to civil penalties for illegal insider trading by employees. "Controlling persons" can include directors, officers and supervisors. These persons may be subject to fines of up to the greater of $1,000,000 or three times the profit realized or loss avoided by the insider. Accordingly, it is incumbent on all Company employees to comply with this policy and applicable securities laws and to ensure that those employees who they supervise also comply.

Inside information does not belong to any of the Company's individual employees, officers or directors. This information is an asset of the Company. For any person to use such information for personal benefit, or to disclose it to others outside of the Company without permission from an authorized person, violates the federal securities laws. More particularly, insider trading is a fraud against members of the investing public and against the Company. Whether or not there is any actual trading of our securities, any violation of this Policy Statement will be grounds for discipline, up to termination of employment for cause.

VII. SECTION 16 REPORTING AND LIABILITY PROVISIONS

a. Filing Reports. Section 16 of the 1934 Act applies to a limited group of persons. This group consists of certain officers of the Company (the "Officers") and the members of the Company's board of directors (the "Directors"). Certain of these rules also apply to persons who beneficially own more than 10% of the stock of the Company. Under Section 16(a) of the 1934 Act, the Directors and Officers must file the following beneficial ownership reports with the SEC:

- Form 3. An initial report on Form 3 of his or her beneficial ownership of shares of Company stock, to be filed within 10 calendar days after becoming a Director or an Officer. The Form 3 must be filed whether or not the Director or Officer beneficially owns any shares of Company stock at the time the report is required.

- Form 4. A report on Form 4 of subsequent changes in beneficial securities ownership, to be filed within two business days after the execution of the transaction. A change in beneficial ownership must be reported even if the total number of shares owned after the transaction is the same as it was before the transaction (e.g., where purchases and sales offset each other). Under the SEC's reporting rules, most transactions in Company securities must now be reported on Form 4, although there are a limited number of transactions that remain reportable on Form 5 or are exempt from reporting altogether.

- Form 5. An annual report on Form 5, to be filed within 45 calendar days after the end of the Company's fiscal year to report a limited number of transactions not previously reported during the most recent fiscal year on Form 4, either because of an exemption from reporting or a failure to file. Acquisitions or dispositions by gift are examples of transactions eligible for Form 5 reporting. Directors or Officers with no reportable transactions during a year need not file a Form 5; however, they are required to provide the Company with a written representation to that effect. All transactions reportable on Form 5 may be voluntarily reported earlier on Form 4.

b. Beneficial Ownership. The Form 3, 4 and 5 reports require the reporting of "equity securities" beneficially owned by a Director or Officer. The term "equity securities" includes the Company's common stock and so-called "derivative securities." "Derivative securities" are broadly defined to include stock options, stock appreciation rights, restricted stock units, performance stock and phantom stock units, because their value is derived from the value of the underlying equity security.

A Director or Officer is deemed to own beneficially all securities in which the person holds a "pecuniary interest." "Pecuniary interest" means the "opportunity, directly or indirectly, to profit or share in any profit derived from a transaction." A pecuniary interest may exist indirectly through another person or entity under the Section 16 rules. For example, someone is presumed to have a pecuniary interest in securities held by members of his or her immediate family (defined broadly for these purposes to include all children, stepchildren, parents, stepparents, spouses, grandparents, grandchildren, siblings and in-laws) sharing the same household. Under certain circumstances, a Director or Officer might also be deemed to have a "pecuniary interest" in, and thus be deemed the "beneficial owner" of, the same securities held in the name of corporations, partnerships, trusts and other entities. It is also possible that more than one person may be deemed to be the beneficial owner of the same securities for reporting purposes under Section 16(a). As a general rule, Directors and Officers are advised to resolve close questions of "pecuniary interest" and "beneficial ownership" in favor of reporting. Directors or Officers may, in appropriate cases, include a footnote on the filed Form 3, 4 or 5 disclaiming beneficial ownership of certain shares if there is a reasonable basis for doing so. However, the presence of a disclaimer is not dispositive in determining whether someone is the true beneficial owner of the reported shares.

c. Consequences of Non-Compliance. There are two major consequences of non-compliance with the Form 3, 4 and 5 filing requirements. First, the Company must disclose in its proxy statement and Form 10-K under a separate caption entitled "Section 16(a) Beneficial Ownership Reporting Compliance" the names of any Directors and Officers who failed to file required reports in a timely manner, the number of late and known non-filed reports and the number of transactions not timely reported. Second, the federal securities laws authorize civil sanctions (including cease-and-desist orders, injunctions and monetary penalties) as well as criminal sanctions (including fines and prison terms) for reporting violations. Although reporting violations are unlikely to trigger the most severe enforcement sanctions, the SEC continues to pursue aggressively egregious or repeated violations of Form 3, 4 and 5 filing requirements. Please be aware that while the responsibility for compliance and liability for non-compliance with the requirements of Forms 3, 4 and 5 rests with the Director and Officer individually, The Company requires that all Directors and Officers coordinate the preparation and filing of Forms 3, 4 and 5 with the Company.

d. Compliance Procedures. Given the two-business day filing requirement and the significant consequences of non-compliance, the Company will file all Forms 3, 4 and 5 on behalf of Officers and Directors pursuant to powers of attorney received from them. The Sarbanes-Oxley Act of 2002 mandates the electronic filing of Forms 3, 4 and 5. The Company will file all Forms on EDGAR (the SEC's Electronic Data Gathering and Retrieval system), and rely on paper filings, as permitted, only in emergency situations. The principal contact person at the Company is the Manager of Shareholder Services.

In order to meet the two-business day electronic filing deadline, it is imperative that all Directors and Officers comply with the following procedures:

- Notify the Manager of Shareholder Services at least two full business days in advance of any planned transaction in Company securities.

- Advise family members and others whose transactions will be attributable to the Director or Officer that this pre-clearance requirement applies equally to them.

- Provide all relevant information about the transaction (e.g., purchase or sale, the number of shares involved, the purchase price) immediately to the Manager of Shareholder Services.

- Each Director and Officer must deliver an executed power of attorney to Manager of Shareholder Services, or have on file with the Manager of Shareholder Services a previously delivered power of attorney.

e. Section 16 May Still Apply Even If the Person Had Insider Status at the Time of Only One Transaction. Section 16 may apply even to a person who was a Director or Officer when only one of the transactions occurred. For example, if a Director or Officer sells or purchases shares of Company common stock after termination or retirement as an Officer, that transaction will be subject to Section 16 if the transaction is not exempt and occurs within less than six months of an "opposite transaction" non-exempt that occurred while the person was a Director or

Officer. Acquisitions and dispositions are "opposite transactions" for purposes of this rule. Transactions occurring prior to the date a person first becomes a Director or Officer, however, are not subject to Section 16, although the initial report on Form 3 must report the person's beneficial ownership as of the date of the report. Anyone uncertain about the application of Section 16 to a proposed transaction should consult counsel before proceeding.

VIII. MISCELLANEOUS

a. Confidential Information. Confidential information relating to the Company, its depositors, borrowers and others with whom the Company has a confidential relationship should never be communicated to anyone other than Company personnel, its outside lawyers, its independent accountants, its independent financial advisors and, where appropriate, in connection with a transaction, the participants in the transaction, except where specifically authorized by the Chief Executive Officer of the Company. Confidential information should be communicated to Company personnel and to persons retained by it only if the person to whom the information would be provided has a legitimate need to know the specific information and has no responsibilities or duties that are likely to give rise to a conflict of interest or misuse of the information. In addition, confidential information may be communicated to regulatory authorities as required by law. Confidential information may include financial information regarding the Company, a depositor or a borrower, or information regarding a proposed transaction involving the Company or a depositor or a borrower. In order to implement these restrictions, care must be taken to refrain from discussing confidential information with family members or in public places or when the discussion may be overheard or interrupted (e.g., such as when using a wireless telephone or a low frequency portable telephone), or when the confidential information may be intercepted through the Internet, or viewed, or inadvertently transmitted.

b. Post-Termination Transactions. The Policy Statement continues to apply to you even after you have terminated employment. Accordingly, if you are in possession of material non-public information when your employment terminates, you may not trade in Company securities until that information has become public or is no longer material.

c. Reporting Violations. If you become aware of any violation of this Policy Statement, you should report it immediately to the Manager of Shareholder Services.

d. Company Assistance. Any person who has a question about this Policy Statement or its application to any proposed transaction may obtain additional guidance from the Manager of Shareholder Services. **Ultimately, however, the responsibility for adhering to this Policy Statement and avoiding unlawful transactions rests with the individual.**

Exhibit 21.1

Subsidiaries of the Company

First Mid Bank & Trust, N.A. (a national banking association)

First Mid Wealth Management Company (an Illinois corporation)

First Mid Insurance Group, Inc. (an Illinois corporation)

First Mid Captive, Inc. (a Nevada corporation)

First Mid Investments, Inc. (a Nevada corporation)

First Mid-Illinois Statutory Trust II (a Delaware business trust)

Clover Leaf Statutory Trust I (a Maryland business trust)

FBTC Statutory Trust I (a Delaware business trust)

Blackhawk Statutory Trust I (a Connecticut business trust)

Blackhawk Statutory Trust II (a Connecticut business trust)

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-4 (No. 333- 292403), Form S-3 (Nos. 333-207199, 333-254205, and 333-277973), and Form S-8 (Nos. 333-288420, 033-64061, 333-218691, 333-224508, and 333-256763) of our reports dated February 27, 2026, with respect to the consolidated financial statements of First Mid Bancshares, Inc. and the effectiveness of internal control over financial reporting, included in this Annual Report on Form 10-K for the year ended December 31, 2025.

/s/ Forvis Mazars, LLP

St. Louis, Missouri
February 27, 2026

Exhibit 31.1

Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002

I, Joseph R. Dively, certify that:

1. I have reviewed this annual report on Form 10-K of First Mid Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026

By: /s/ Joseph R. Dively
Joseph R. Dively
Chief Executive Officer

Exhibit 31.2

Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002

I, Jordan D. Read, certify that:

1. I have reviewed this annual report on Form 10-K of First Mid Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026

By: /s/ Jordan D. Read
Jordan D. Read Chief Financial and Risk Officer

Exhibit 32.1

Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of First Mid Bancshares, Inc. (the “Company”) on Form 10-K for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Joseph R. Dively, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 27, 2026

/s/ Joseph R. Dively

Joseph R. Dively
Chief Executive Officer

Exhibit 32.2

Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of First Mid Bancshares, Inc. (the “Company”) on Form 10-K for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jordan D. Read, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 27, 2026

/s/ Jordan D. Read

Jordan D. Read
Chief Financial and Risk Officer

First Mid Leadership

Board of Directors

HOLLY B. ADAMS
Lead Independent Director
President, Howell Asphalt Company
President, Howell Paving, Inc.

ROBERT S. COOK
Chair, Nominating and Governance Committee
Managing Partner,
TAR CO Investments, LLC

JOSEPH R. DIVELY
Chairman and Chief Executive Officer,
First Mid Bancshares, Inc.

ZACHARY I. HORN
President and Founder,
Metro Communications Company, Inc.

GISELE A. MARCUS
Professor of Practice, Olin Business School,
Washington University in St. Louis

J. KYLE MCCURRY
Chair, Risk Committee
Chief Operating Officer and General Counsel,
Paige Sports Entertainment

ALEX J. MELVIN
Owner and Chairman,
Rural King Farm & Home Store
Rural King Real Estate

PAUL L. PALMBY
President, Chief Executive Officer, and Director,
Seneca Foods Corporation

MARY J. WESTERHOLD
Chair, Audit Committee
Chief Financial Officer,
Madison Communications, Inc.

JAMES E. ZIMMER
Chair, Compensation Committee
Co-Founder,
Moraine Farmland Partners

Executive Committee

JOSEPH R. DIVELY
Chairman and
Chief Executive Officer

MATTHEW K. SMITH
President

MICHAEL L. TAYLOR
Senior Executive Vice President,
Chief Operating Officer

JORDAN D. READ
Executive Vice President,
Chief Financial Officer and
Chief Risk Officer

BRADLEY L. BEESLEY
Chief Executive Officer,
First Mid Wealth Management Co.

CLAY M. DEAN
Chief Executive Officer,
First Mid Insurance Group, Inc.

JASON M. CROWDER
Executive Vice President,
General Counsel

RHONDA R. GATONS
Executive Vice President,
Chief Human Resources Officer

AMANDA D. LEWIS
Executive Vice President,
Chief Operations Officer

MEGAN E. MCELWEE
Executive Vice President,
Chief Credit Officer

ERIC S. MCRAE
Executive Vice President,
Chief Lending Officer

REGINA P. NELSON
Executive Vice President,
Chief Marketing Officer

STAS R. WOLAK
Executive Vice President,
Chief Retail Banking Officer

JEREMY R. FRIEBURG
Senior Vice President,
Chief Information Officer

ANYA Y. SCHUETZ
Senior Vice President,
Director of Project Management


First Mid Bank & Trust locations
Two Rivers Bank & Trust locations

Corporate Profile

First Mid Bancshares, Inc. ("First Mid") is the parent company of First Mid Bank & Trust, N.A., First Mid Insurance Group, Inc., First Mid Wealth Management Co., and Two Rivers Bank & Trust.

First Mid is a $9.1 billion community-focused organization that provides a full-suite of financial services including banking, insurance, wealth management, brokerage, and ag services through a network of locations in Illinois, Iowa, Missouri, Texas, Wisconsin, and a loan production office in the greater Indianapolis area. Together, our First Mid team takes great pride in providing solutions and services to our customers and communities and has done so since 1865.

More information about First Mid is available on our website at www.firstmid.com.
Our stock is traded in the NASDAQ Stock Market LLC under the ticker symbol "FMBH."

First Mid
BANCSHARES, INC.

1421 Charleston Avenue | Mattoon IL 61938
firstmid.com